Form 40-F
SHORE GOLD INC
filed 2006-03-30
CIK 1283176

Microsoft Word 11.0.6359;





                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                   FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005     Commission File Number 000-51592

                            ------------------------

                                Shore Gold Inc.
             (Exact name of Registrant as specified in its charter)

         Canada                      1400                    Not Applicable
   (Province or other    (Primary Standard Industrial       (I.R.S. Employer
    Jurisdiction of        Classification Code Number)    Identification No.)
     Incorporation
    or Organization)

                           300, 224 -4th Avenue South
                            Saskatoon, Saskatchewan
                                 Canada S7K 5M5
                                 (306) 664-2202
   (Address and telephone number of Registrants' principal executive offices)

                             CT Corporation System
                               111 Eighth Avenue
                               New York, NY 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                          ---------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Common Shares, No Par Value

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      None

For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form     [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                  The Registrant had 170,515,424 Common Shares
                      outstanding as at December 31, 2005

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

               Yes          82-                 No    X
                   -------      --------           -------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes    X                         No
                   -------                         -------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:     Annual Information Form for the year ended December 31,
                    2005, dated March 27, 2006.

Document No. 2:     Audited Financial Statements for the financial year ended
                    December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:     Management's Discussion and Analysis of Financial Condition
                    and Results of Operations for the financial year ended
                    December 31, 2005.

                                                                  Document No. 1

                               SHORE GOLD INC.





                            ANNUAL INFORMATION FORM



                  For the Fiscal Year Ended December 31, 2005





                                 March 27, 2006

                                                TABLE OF CONTENTS


PRELIMINARY NOTES.................................................................................................1

   Effective Date of Information..................................................................................1
   Financial Information..........................................................................................1
   Documents Incorporated by Reference............................................................................2
   Currency and Exchange Rates....................................................................................2

CORPORATE STRUCTURE...............................................................................................3

   Name, Address and Incorporation................................................................................3
   Intercorporate Relationships...................................................................................3

GENERAL DEVELOPMENT OF THE BUSINESS...............................................................................3

   History........................................................................................................3
   Past Three Years...............................................................................................4
   Significant Acquisitions.......................................................................................4
   Subsequent to December 31, 2005................................................................................5

DESCRIPTION OF THE BUSINESS.......................................................................................5

   Summary........................................................................................................5
   Company Principal Activity.....................................................................................6
   Risk Factors...................................................................................................6
      Exploration Stage Properties................................................................................6
      Limited Experience with Development-Stage Mining Operations.................................................7
      Future Exploration and Development Activities...............................................................7
      Substantial Decommissioning and Reclamation Costs...........................................................7
      Difficulty In Obtaining Future Financing....................................................................7
      Key Personnel...............................................................................................8
      Uninsured Risks.............................................................................................8
      Regulatory Changes..........................................................................................8
      Diamond Prices..............................................................................................8
      Title Matters...............................................................................................8
      Environmental Regulation, Permits and Licenses..............................................................9
      Factors Beyond the Company's Control.......................................................................10
   Principal Mineral Properties..................................................................................10
      Star Kimberlite Property (Diamonds)........................................................................10
      Amended and Restated Technical Report......................................................................10
      Valuation..................................................................................................20
      Recent Developments........................................................................................20
   FALC JV  Property (Diamonds)..................................................................................21
      Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan.......21
      Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan.......21
      Recent Developments........................................................................................30

DIVIDENDS........................................................................................................30

                                                                -ii-
CAPITAL STRUCTURE................................................................................................31


MARKET FOR SECURITIES............................................................................................31

   Trading Price and Volume......................................................................................31

DIRECTORS & OFFICERS.............................................................................................31

   Cease Trade Orders, Bankruptcies, Penalties or Sanctions......................................................34
   Conflicts of Interest.........................................................................................34

LEGAL PROCEEDINGS................................................................................................34


TRANSFER AGENT AND REGISTRAR.....................................................................................34


MATERIAL CONTRACTS...............................................................................................34

   Voting Agreement..............................................................................................34

INTERESTS OF EXPERTS.............................................................................................35


AUDIT COMMITTEE..................................................................................................35

   Audit Committee Charter.......................................................................................35
   Composition of the Audit Committee............................................................................36
   Relevant Education and Experience of Members of the Audit Committee...........................................36
   Reliance on Certain Exemptions................................................................................36
   Audit Committee Oversight.....................................................................................36
   Pre-Approval Polices and Procedures...........................................................................36
   Nature and Amount of Auditor's Fees...........................................................................37

ADDITIONAL INFORMATION...........................................................................................37


SCHEDULE 1.......................................................................................................38

                               PRELIMINARY NOTES

Effective Date of Information

Shore Gold Inc. ("Shore" or the "Company") has experienced significant changes since its fiscal year-end of December 31, 2005 necessitating updated information and as such, this Annual Information Form ("AIF") is dated March 27, 2006 and the information contained herein is current as of such date, unless otherwise indicated.

This AIF is prepared in accordance with Form 51-102F2 to National Instrument 51-102, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Company, its operations, and prospects for the future.


Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Caution Regarding Forward-Looking Statements

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-feasibility study or other development plans, including statements regarding ore grade forecasts, valuations and modeled values, contain forward-looking statements.

All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners; the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings; operational and infrastructure risks and the additional risks described in Shore's annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks. See also "Risk Factors" herein.

Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.


Documents Incorporated by Reference

Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Shore's head office at Suite 300, 224 - 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5 (telephone: (306) 664-2202) or by accessing the disclosure documents available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com.

The following documents of the Company are specifically incorporated by reference in this AIF

         (a) the material change report dated March 20, 2006 in respect of the valuation of diamond recoveries from the Company's Star Kimberlite Property;

         (b) the annual consolidated financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003;

         (c) management's discussion and analysis of financial condition and results of operations for the fiscal years ended December 31, 2005 and December 31, 2004;

         (d) the technical report prepared by ACA Howe International Limited entitled "Amended and Restated Technical Review of Shore Gold Inc. Diamond Exploration Project, Fort a la Corne, Saskatchewan, Canada" dated December 15, 2005. See "Star Kimberlite Property - Amended and Restated Technical Report";

         (e) the technical report prepared by Brent C. Jellicoe, P.Geo, entitled " Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan" dated November 9, 2005. See "Joint Venture Mineral Property-Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field"; and

         (f) Form 51-102F4 Amended Business Acquisition report dated November 21, 2005.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

                              CORPORATE STRUCTURE

Name, Address and Incorporation

Shore Gold Inc. ("Shore" or the "Company") has its head office at 300, 224-4th Avenue S, Saskatoon, Saskatchewan, S7K 5M5 and its registered office at 4500, 855-2nd Street SW, Calgary, Alberta, T2P 4K7.

The Company was incorporated on April 29, 1985 under the Canada Business Corporations Act as 143818 Canada Ltd. The articles of the Company were amended on July 16, 1986 to reflect a name change to Shore Gold Fund Inc. and to increase the maximum number of directors to twelve. On August 12, 1994, the articles were amended to change the Company name to Shore Gold Inc. and on December 23, 1996, the articles were further amended to permit current directors to appoint additional directors between annual general meetings so long as the number of additional directors does not exceed one third of the number elected at the previous annual meeting of shareholders.

The common shares of the Company were listed for trading on the Alberta Stock Exchange ("ASE") under the symbol "SGF" on February 10, 1987. On November 26, 1999, the Company began trading on the Canadian Venture Exchange (now known as the TSX Venture Exchange ("TSX-V")), also under the symbol "SGF". On November 26, 2004, the Company began trading on the Toronto Stock Exchange ("TSX") under the same symbol and concurrently ceased trading on the TSX-V.

Intercorporate Relationships

The Company has two wholly owned subsidiaries:

Shore Mining & Development Corp. ("SMDC"), which was incorporated on January 17, 2003 under the Business Corporations Act (Alberta). Assets acquired to be used on exploration programs have been acquired through SMDC and leased to either Shore or third parties at market rates. During 2005, all of SMDC's assets were leased to Shore for use on its bulk sample program being carried out on the Star Kimberlite Property (see "Description of Star Kimberlite Property").

Kensington Resources Ltd. ("Kensington"), which was formed by amalgamation on October 28, 2005 with 38802 Yukon Inc., a subsidiary of the Company, pursuant to a plan of arrangement (the "Arrangement") involving the Company, Kensington and the security holders of Kensington under the Business Corporations Act (Yukon Territory). Kensington holds a 42.245% working interest in the adjacent Fort a la Corne Joint Venture ("FALC JV"), the remaining Joint Venture partners are De Beers Canada Exploration Inc. ("De Beers") (42.25%), Cameco Corporation ("Cameco") (5.51%) and UEM Inc. ("UEM") (10% carried).



                      GENERAL DEVELOPMENT OF THE BUSINESS

History

Shore is a Canadian-based company engaged in the acquisition, exploration and development of mineral properties. Prior to 1993, the Company was engaged primarily in gold exploration and development, and was a former gold producer through its interest in the Jasper Gold Mine, which ceased production in December 1991. In 1993 management changed with the appointment of Mr.

Ken MacNeill to the board of directors and his appointment as Chief Executive Officer. Between 1993 and 1995, the Company was still primarily engaged in gold exploration, entering into an option agreement with Shane Resources Ltd. to earn an interest in the Munro Lake gold property by funding exploration work. In December 1995, the exploration emphasis of the Company switched to diamonds with the acquisition of mineral claims in the Fort a la Corne area of Saskatchewan. Although the Company has also acquired and worked on base and precious metal properties since 1995, the majority of the exploration effort since then has gone into diamonds.

Past Three Years

The Company's exploration activities continued to accelerate over the last three years. Various exploration techniques on the Company's most advanced diamond-bearing property (the Star Kimberlite Property) resulted in the decision to move forward with an aggressive 25,000 tonne bulk sample program to recover 3,000 carats of diamonds. This decision led to a number of equity financings during 2001, 2002 and 2003 intended to raise sufficient capital to proceed with this program. During 2002, work was carried out to obtain the necessary permitting to proceed with this program. Further, additional personnel resources were recruited to carry out the program. The bulk sample program began in 2003, and included sinking a shaft, constructing a headframe and hoist, and the construction of a 10 tonne per hour processing facility. The processing plant was commissioned by February 2004, and by April 2004, the Company had completed the sinking of the shaft down to a 250 meter depth. Lateral drifting commenced in May 2004 and was completed by November 2004 when approximately 25,000 tonnes of kimberlite had been extracted.

The first quarter of 2005 Shore announced that the first 25,000 tonne bulk sample from the Star property had a modeled value of US $135 per carat. The company also completed the largest financing in Company history for gross proceeds of $116.6 million pursuant to which Newmont Mining Corporation of Canada Limited ("Newmont") acquired a 9.9% interest in the Company. This financing enabled Shore to announce during the second quarter the commencement of a $44 million, 30 month pre-feasibility study; the largest work program outlined for any of the Fort a la Corne kimberlites to date.

During the third quarter, Shore and Kensington(which holds a 42.245% working interest in the adjacent FALC JV) announced their intentions to merge. On October 28, 2005 the merger was finalized and Kensington became a wholly-owned subsidiary of Shore. Subsequent to the merger, Shore entered into a voting arrangement with Cameco and UEM with respect to the FALC JV property whereby Cameco and UEM agreed to vote with Shore on all operating decisions (excluding production decisions) to be made by the participants in the FALC JV over a term up to seven years in duration.

On November 9, 2005 Shore announced that the Company had entered into an agreement to issue 17.15 million common shares for gross proceeds of $120.1 million. Newmont participated in the financing to reestablish their 9.9% interest in the combined Shore/Kensington entity.

Significant Acquisitions

The Corporation and Kensington entered into an Amended and Restated Combination Agreement dated September 19, 2005 and effective as of August 14, 2005 (the "Combination Agreement"). Pursuant to the Combination Agreement and the Arrangement contemplated thereby, the Company acquired all of the issued and outstanding common shares in the capital of Kensington ("Kensington

Shares") in consideration for the issuance of 0.64 common shares of the Company for each Kensington Share. The Arrangement was completed on October 28, 2005.

Pursuant to the Arrangement, the Company issued an aggregate of approximately 51,700,000 common shares in exchange for all of the issued and outstanding Kensington Shares, and the Company is obligated to issue an additional approximately 7,000,000 common shares pursuant to the exercise of options and warrants that were issued to the former securityholders of Kensington in exchange for Kensington options and warrants pursuant to the Arrangement.

Kensington holds a 42.245% interest, through the FALC JV, in the FALC Property. By acquiring Kensington, Shore indirectly acquired $31 million in working capital and the responsibility for Kensington's share of expenditures pursuant to the FALC JV. The Corporation will participate in the development of the FALC Property through the FALC JV. See the Amended Business Acquisition Report dated November 21, 2005 for further information.

Subsequent to December 31, 2005

On March 20, 2006 Shore announced that a modeled value of US$173 per carat has been determined for a 1,992.6 carat parcel of diamonds recovered from the Early Joli Fou Kimberlite Breccia which represents a significant lithology in the Star Kimberlite. As well as that a modeled value of US$130 per carat had been determined for a weighted average of both sub-types of the Early Joli Fou Kimberlite. The news release went on to describe details of the six highest value diamonds reported on by WWW International Diamonds Consultants Limited.

On March 15, 2006 Mr. Harvey J. Bay was appointed Chief Operating Officer and Mr. Pieter Du Plessis was appointed Vice President of Exploration.

On March 15, 2006 the Company announced commencement of core drilling on the western part of the Star Kimberlite (Star West Project), within the Fort a la Corne Joint Venture (FALC JV) claims.

As of February 22, 2006 the seventh set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the pre-feasibility study had been recovered. The results continue to confirm the positive diamond size distribution statistics for the Star Kimberlite.



                          DESCRIPTION OF THE BUSINESS

Summary

Historically, the Company has been engaged in the exploration for and the development of precious metals and gems on its mineral properties. Since the closure of the Jasper Mine gold operation in 1991, the Company has not earned significant revenue and can be considered to be in the development stage with respect to its current mineral property holdings, primarily the Star Kimberlite Property located in Northern Saskatchewan. During 2004, the Company transferred its gold properties into its wholly owned subsidiary, Wescan Goldfields Inc.("Wescan") (previously Shore Resources Inc.) which then completed an initial public offering, a distribution of part of the Wescan shares to Shore's shareholders as a dividend-in-kind and listed its shares on the TSX-V. The Company continues to hold 17% of the issued and outstanding shares of Wescan at March 27,

2006. Complete details with respect to this transaction are available for viewing at www.sedar.com in Wescan's Long Form Prospectus dated August 30, 2004.

Company Principal Activity

The Company recently completed a 25,000 tonne bulk sample program on its Star Kimberlite Property. Based on results thus far, the Company is conducting a pre-feasibility study of the property in order to determine the project viability under current economic conditions. This entails the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star kimberlite, with a sufficient level of confidence, to estimate a Mineral Resource in accordance to National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards. The data collection, interpretation, modeling and estimation is being done in a phased manner and will be continuously reviewed on an ongoing basis as new information becomes available. For more information regarding the timing, steps and costs to reach commercial production refer to "Principal Mineral Properties - Star Kimberlite Property (Diamonds) - Amended Restated Technical Report"

The Company also began core drilling on the western part of the Star Kimberlite (Star West Project), within the FALC JV claims. For more information regarding this project, see "Recent Development" herein.

All aspects of the Company's field operations are subject to environmental regulation and generally require approval by appropriate regulatory authorities prior to commencement. Any failure to comply could result in fines and penalties. With all projects at the exploration stage, the financial and operational impact of environmental protection requirements is minimal. Permitting for exploration-stage projects is not unduly time consuming nor financially onerous. Should any projects advance to the test-mining or feasibility stage, considerably more time and money would be involved in satisfying environmental protection requirements.

Shore has seven employees based in its head office, ten consultants that manage the operations of the Company on a daily basis and approximately seventy-two site workers. The bulk sample was completed using mainly contractors and the pre-feasibility program has two main contractors doing the bulk of the work. Additional consultants are retained from time to time on a contract basis as needed.

Risk Factors

In addition to other information contained in the Company's 2005 annual report, the following risk factors should be considered in evaluating the Company.

Exploration Stage Properties

Shore's properties are in the exploration stage. All of Shore's mineral properties are without a known body of commercial ore. The exploration, development and production of precious metals and gems are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. While the rewards can be substantial if commercial reserves of minerals or gems are found, there can be no assurance that Shore's past or future exploration efforts will be successful, that any production therefrom will be obtained or continued, or that any such production which is attempted will be profitable.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Future Exploration and Development Activities

Exploration for and development of diamond properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting diamonds from ore. Shore cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates; diamond recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and diamond prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis.

Substantial Decommissioning and Reclamation Costs

The Star Kimberlite Property and the FALC JV property are subject to decommissioning and reclamation regulations. The costs of performing the decommissioning and reclamation must be funded by Shore's operations. These costs can be significant and are subject to change. Shore cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on Shore's future cash flows, earnings, results of operations and financial condition.

Difficulty In Obtaining Future Financing

The further development and exploration of mineral properties in which Shore holds interests or which Shore acquires may depend upon Shore's ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Shore will be successful in obtaining required financing as and when needed. Volatile diamond markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights in its properties or joint ventures or reduce or terminate its operations. Reduced liquidity or difficulty in obtaining future financing could have an adverse impact on Shore's future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to Shore's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Shore's business activities grow, Shore will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes they will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and retaining qualified personnel, the efficiency of Shore's operations could be affected, which could have an adverse impact on the Company 's future cash flows, earnings, results of operations and financial condition.

Uninsured Risks

Shore's exploration activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for such liabilities would reduce the funds available for exploration and development activities and may have a material impact on Shore's financial position.

Regulatory Changes

Mining operations in Canada are subject to extensive regulation by provincial and federal governments. The development of mines and related facilities is contingent upon government approval, which must be obtained through statutory review processes. Future changes in governments and regulation could adversely affect mining in Canada.

Diamond Prices

The value of any future production from the Star Kimberlite Property and the FALC Property will be significantly affected by changes in the worldwide market price for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including the influence of the world's largest diamond producer, De Beers, that largely controls the market for rough diamonds. De Beers has the ability to influence diamond prices through the control of sales volumes. In 2004 De Beers, through one or more wholly owned subsidiary, sorted and valued approximately 45% of the annual rough diamond production.

Title Matters

The Company has diligently investigated title to its claims in the Star Kimberlite Property. De Beers as operator of the FALC JV, is responsible for maintaining title to its claims on the FALC JV property. However, no assurance can be given that title to these properties will not be challenged or impugned in the future by third parties or governments. Title disputes could have adverse consequences to the Company.

Environmental Regulation, Permits and Licenses

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Such legislation also requires that mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, it is operating in compliance with all applicable rules and regulations.

Factors Beyond the Company's Control

There are also a number of factors beyond the Company's control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

Principal Mineral Properties

Shore holds interests in two principal mineral properties, the wholly owned Star Kimberlite property and a 42.245% interest in the FALC JV property. To satisfy the reporting requirement of National Instrument 51-102F2 with respect to companies with mineral projects, the Company has opted, as allowed by the instrument, to reproduce the summary from the technical reports on its material properties.

Star Kimberlite Property (Diamonds)

Amended and Restated Technical Report

This Report amends and restates the Amended Technical Report dated March 16, 2005 entitled "Amended Technical Review of the Shore Gold Inc., Diamond Exploration Program, Fort a la Corne, Saskatchewan Canada" prepared by A.C.A. Howe International Limited and filed on SEDAR on March 16, 2005. The amendments reflect the changes to the weight of the kimberlite processed in the Bulk Sampling Program, and the resulting change in grade, as disclosed by Shore Gold Inc. in its press release dated December 13, 2005 and in its material change report dated December 15, 2005. Except for these corrections, which are effective December 13, 2005, the effective date of this Amended and Restated report is March 16, 2005.

EXECUTIVE SUMMARY

The Star Kimberlite is located within mineral disposition S-132039 in Section 18 of Township 49, Range 19, west of the 2nd Meridian whereby Township 49 is located within the Regional Municipality of Torch River. This mineral disposition is in turn located within claim block GC#45523, which comprises 45 contiguous mineral dispositions totaling 9,808 hectares. Shore owns a 100% working interest in these claims. The initial 15 mineral dispositions (S-132025 to S-132039) were staked by a third party, who retains a 3% net profits interest in the event the property goes into production. Shore has the option to buy out this 3% net profits interest for CDN$1 million. Shore owns 100% interest and 100% working interest in the additional remaining 30 claims of claims in GC#45523. Shore owns 100% interest and 100% working interest in an additional 129 claims in the immediate area, for a total of 174 claims covering 55,132 hectares. All claims are in good standing. The Star Kimberlite body and associated mine, processing, coarse tailings, settling pond and camp infrastructure is located within mineral disposition S-132039.

Shore's claim block GC#45523 has been legally surveyed in accordance to the Saskatchewan Mineral Disposition Regulations of 1986, Part IV, Article 30(1)(d), which coincides with boundaries of the land survey system pursuant to the Saskatchewan Land Surveys Act and / or with the boundaries of existing surveyed land parcels. The perimeter of mineral disposition S-132039 was surveyed using a Trimble System 4800 G.P.S. on July 18, 2002 by George,

Nicholson, Franko & Associates Ltd. of Saskatoon, Saskatchewan as part of the initial start-up work for the bulk sampling program.

The project area comprises rolling glacial topography with sandy river sediments ranging from 360 metres to 450 metres above sea level. It is situated some 60 kilometres east of Prince Albert, Saskatchewan, from where it is readily accessible by paved highways, a grid gravel road system and an extensive network of forestry roads, passable to four-wheel drive and high-clearance two-wheel drive vehicles all year round. Much of the land has been cleared for agriculture, the remainder being tree covered. A 14.4Kv power line runs 9.6 kilometres south of the area and a 25Kv power line is located 21 kilometres to the east. A pool of mining personnel is available within the many small towns in the area.

The climate of Saskatchewan ranges from warm dry summers with temperatures up to 35(degree)C to cold dry winters with temperatures down to -35(degree)C. Precipitation is limited to periodic showers and snowfall and averages 405 millimetres annually.

The property lies near the northeastern edge of the Phanerozoic Interior Platform that extends from the Rocky Mountains in the west to the Precambrian Canadian Shield to the northeast close to Lac La Ronge. The Phanerozoic cover consists of basal Cambro-Ordovician dolomitic carbonate rocks and clastic sediments succeeded by Cretaceous shales and sandstones. The latter comprise four units, namely, in descending sequence, the Campanian Montana Group, the Cenomanian Upper Colorado Group and the Albian Lower Colorado Group and Mannville Group. Devonian carbonates and clastic sediments immediately underlie the Cretaceous rocks. The entire area is overlain by Quaternary glacial deposits ranging from 40 metres thick close to the Saskatchewan River up to 120 metres thick elsewhere.

In the Fort a la Corne area, a northwest-trending kimberlite province some 50 km long by 30 km wide has been identified. The major part of this province is under investigation by a consortium of companies including Cameco, De Beers and Kensington, collectively termed the "FALC JV". Some 69 kimberlitic bodies have been drilled to date in the Fort a la Corne kimberlite province and are distributed along at least three linear trends. The kimberlite horizons are in the form of stacked, sub horizontal lenses or shallow zones of crater facies kimberlite of large lateral extent. The majority of bodies drilled to date lie just below the till/bedrock interface. The areas of the individual bodies range from 2.7 to over 200 hectares, and their estimated tonnages range between 0.3 to 1 billion tonnes. Historical information released from the FALC JV reported diamonds of up to 10.23 carats (and diamonds with values of up to US $390-450 per carat) in mini-bulk samples collected by reverse circulation ("RC") drilling in two of the bodies while the size frequency analysis by De Beers suggests that larger stones should be present.

Until Shore's recent discovery of a feeder pipe for the Star Kimberlite, feeders for these kimberlitic bodies were thought to be either narrow dykes or to have collapsed. Published maps indicate that the southeast extrapolations of linear kimberlitic trends identified on the FALC JV converge on the Shore property in the vicinity of this pipe, which may suggest that the main trends represent radial feeder zones emanating from the vicinity of the Star Kimberlite feeder pipe.

Shore acquired its largest claim block in early 1996 and commenced exploration with a low altitude helicopter-borne magnetic survey totaling 614.5 line kilometres. Several magnetic anomalies were identified and prioritised. Ground magnetic surveying confirmed the presence of shallow, closed anomalies that could indicate kimberlites. Four anomalies were selected for initial drill testing in 1996; one in the northeast of the survey area and a major, complex zone in the northwest corner, now termed the Star Kimberlite. All holes intersected kimberlite and 184 diamonds were recovered, nine of which had at least one dimension greater than 0.5 millimetres and were classified as macrodiamonds. The largest diamond had a maximum dimension of
1.62 millimetres. In 1997, two additional holes were drilled and caustic fusion analysis of drill core returned a total stone count of 749, including 66 macrodiamonds at an average of 7.6 diamonds per 10 kilogrammes. Ninety one percent (91%) of the stones were clear, with no inclusions and 81% exhibited good crystal form. Some 2% of the stones exhibited colour, including a clear yellow.

A second phase of core drilling commenced in January 2000 to further delineate the diamondiferous Star Kimberlite. Although a significant amount of kimberlite had been intersected from the previous core drilling campaigns, no deep feeder zones had been encountered, though the drilling had intersected extensive, flat lying, laterally continuous zones of pyroclastic kimberlite. Fifteen core holes were drilled for a total of 3,259.9 metres, of which 1,082.1 metres proved kimberlitic. The depth of the overburden averaged some 90 metres. The sequence containing the kimberlite zones varied in thickness between 30.5 to 145.1 metres, including intra-kimberlite sediments.

Pyroclastic kimberlites were correlated over an area extending 1.5 km north south and 1.0 km east west, confirming earlier interpretation from the 1996-97 drill programs. Every hole drilled intersected diamondiferous kimberlitic sequences. It should be noted that the smallest sieve size used in the January 2000 processing was 0.15 millimetre, compared to the 1996-97 program, which used a 0.08 millimetre sieve. Three hundred and twenty (320) diamonds were recovered from 1,494.5 kilogrammes of core, of which 76 stones were classified as macrodiamonds. Hole Star 16 (PQ) returned 203 diamonds from 750.9 kilogrammes of core of which 43 stones were classified as macrodiamonds. Ten of the latter stones had at least one dimension greater than or equal to 1.0 millimetre. The largest stone recovered prior to the 2001 program was a fragment, measured 2 millimetres and weighed just over 0.04 carats.

Based on the core drilling information as of 2001, the kimberlite zone remained open-ended in all directions and geological interpretation indicated that a major eruptive centre was possibly located in the west of the drilled kimberlite zone. Howe was requested to examine all core and geophysical data and prepared geological sections to assist future drilling. In east-west geological sections the kimberlite could clearly be seen to be thickening towards the west, strongly indicating proximity to a feeder zone pipe. As a result seven additional holes were planned and drilled in November 2000 - January 2001; four to explore the lateral extent of the kimberlite zone, one to locate the feeder zone and the remaining to clarify geological interpretation.

All core holes achieved their objectives. Hole Star 20 was targeted on the interpreted pipe and intersected kimberlite extending to a depth of just over 600 metres where large amounts of brecciated wall rock dolomite or large xenoliths were encountered. Due to the drilling depth limitations of the core rig, Star 20 was stopped in kimberlite at a depth of 626.97 metres. The continuity and homogeneity of the intersection indicates that Star 20 was drilled into a substantial pipe.

Core from holes Star 17, 18, 19 and 23 was split and half sent to Thunder Bay Mineral Processing Laboratory for caustic fusion analyses. Subsequently, the NQ core from Star 20 was also submitted for caustic fusion. A total sample of 626 kilogrammes of split kimberlite core from Star 20, taken over a continuous interval of 311.6 metres from a depth of 87.6 metres below surface to 399.2 metres depth was processed. The sample from Star 20 returned a total of 46 macro diamonds with at least one dimension greater than 0.5 millimetres, including 15 stones with at least one dimension equal to, or greater than 1.0 millimetre. These 46 macros accounted for approximately 87% of the weight of diamonds recovered from the hole. The 15 macros greater than 1 millimetre represented approximately 71% of the total weight of diamonds recovered from this hole. The four largest stones recovered in hole Star 20 had dimensions of 1.49x1.41x1.29 millimetres, 1.52x1.25x1.15 millimetres, 1.49x1.33x0.94 millimetres and 1.46x1.27x0.96 millimetres.

In the holes drilled between November 2000 and January 2001, 84% of the weight of diamonds recovered has been returned from stones larger than 0.5 millimetres in at least one dimension, and those stones larger than 1.0 millimetre in at least one dimension have represented approximately 60% of the total weight of recovered diamonds.

Through successive diamond drill hole programs (up to 2001), the Star Kimberlite has been drill delineated to cover a surface area of over 1.5 square kilometres (or over 225 hectares); making it one of the largest diamondiferous kimberlites discovered to date in the world. Based on the available 1996 - 2001 core drilling data obtained by Shore, a three-dimensional geological wireframe model of the Star Kimberlite morphology was developed by Howe using Micromine(R) mining software. Using an average in situ bulk density value of
2.60 g/cm(3) for kimberlite, the estimated potential tonnage of 300 million tonnes of diamondiferous kimberlite (including the principal early and late Joli Fou eruptive phases) was determined within Shore's GC#45523 claim block.

In July and August 2001 a series of small diameter holes were drilled to assist the delineation of the Star Kimberlite feeder pipe discovered in the 2000-2001 drill campaign. Three holes (Star 24, 25 and 26) intersected the pipe at various depths. Four holes were also drilled in other parts of the Star Kimberlite as further exploration holes intersected significant amounts of kimberlite. Core from Holes Star 25 and 26 were split and half sent to the laboratory of Lakefield Research Limited ("Lakefield") in Ontario for caustic fusion. Star 26 returned a stone with dimensions of 1.65x1.48x1.03 millimetres and one interval from 255.11 metres to 258.22 metres which contained 34 diamonds with at least one dimension over 0.5 millimetres.

The surface topography of the Star Kimberlite interpreted from the drilling clearly shows a raised cone/crater-like shape around the pipe. The Mannville/Lower Colorado boundary appears at different levels within and between a number of drill holes, reflecting the development of local structural relief during or subsequent to the deposition of the kimberlites and Cretaceous sediments possibly due to contemporaneous faulting and deflation of surfaces above emptying volcanic chambers.

As the use of magnetic data to map kimberlite bodies and locate eruptive centres has been an essential feature of exploration in the Fort a la Corne region, Howe has examined Shore's airborne and ground magnetic geophysics in conjunction with the drill core. The magnetic anomalies appear to reflect the general topography and geology of only the upper portion of the kimberlite delineated by the core drill programs to date. Reprocessing of the raw magnetic total field data by Howe reveals strong lineaments within and adjacent to the kimberlite discoveries which correlate with many of the major drainage features, indicating that the latter are controlled by geological structures.

Howe also selected fifteen kimberlite samples from the Shore drilling programs for petrographic analysis. Results confirmed diatreme facies in the deeper part of hole Star 20.

Based on the geological information collected to date via core drilling, it was concluded that the Star Kimberlite is a major, laterally continuous zone with a surface area in excess of 1.5 square kilometres. The Star Kimberlite is interpreted to be in the form of stacked, sub horizontal lenses or shallow zones of crater facies kimberlite and sub aerial pyroclastic fallout of large lateral extent similar to those identified in the FALC JV area. The rocks were originally classified as crater-facies pyroclastic kimberlite, though a number of kimberlitic lithofacies may be distinguished according to grain size, style, alteration, abundance and presence of olivine macrocrysts. These lithofacies form into two broad groups; the first is in-situ, pyroclastic kimberlite and the second is a reworked volcaniclastic kimberlite. The majority of the reworked kimberlitic sediments are found above the main kimberlite horizon. Detailed logging by Shore revealed at least six main lithofacies within these two broad groups: macrocrystic kimberlite, altered very fine grained pyroclastic kimberlite, altered fine grained kimberlite, kimberlitic mudstone, reworked volcaniclastic kimberlite, and reworked volcanic kimberlites with a fine-grained tuffaceous kimberlitic appearance. Detailed core drilling carried out by Shore between 2001 and 2004 has located a deep feeder zone and fairly extensive vent facies to the Star Kimberlite which was previously thought not to exist in the Fort a la Corne area. Only one hole has returned less than 20 metres of continuous kimberlite and the body increases in thickness towards a drill hole (Star 20), which intersected 496.48 metres of continuous macrocrystic kimberlite. This is interpreted as a pipe, the first to be discovered in the Fort a la Corne kimberlite field. While this feeder could be responsible for most of the kimberlite delineated so far, parasitic eruptive centres also could be located close to or within the Star Kimberlite. The Star Kimberlite zone still remains open-ended in all directions. All diamond drill holes within the Star Kimberlite have returned micro- and macrodiamonds.

The largest stone found up to this date in the Shore core holes was a 2 millimetre fragment, indicating that larger stones were present. Information released from the FALC JV around this date confirmed the presence of high quality stones in excess of three (3) carats in mini bulk samples collected by large diameter RC drilling from two kimberlites and size frequency analysis by De Beers suggested that even larger stones should be present.

After the completion of the 2001 core drilling program, Shore had delineated the kimberlite pipe sufficiently to enable the siting of a single, large diameter reverse circulation ("RC") test hole and subsequently a site for bulk sampling of the Star Kimberlite utilizing a 4 metre diameter shaft and drifts from this shaft.

Following the July-August 2001 phase of drilling, Shore was given the opportunity to test-drill a large diameter (24 inch) RC hole, Star 31RC. Star 31RC was terminated in kimberlite at a depth of 295.60 metres as a result of mechanical failure. This RC hole was located next to Star 26 which had intersected 236 metres of kimberlite. This enabled the collection of a larger sample than hitherto possible; the sample was processed under Shore supervision at the De Beers facility in Alberta, in the presence of an independent observer from Howe.

Kimberlite samples were collected in approximately three (3) metre intervals and alternate bags were marked to go to both De Beers and Lakefield Research Limited processing labs. Star 31RC intersected 192.37 metres of continuous kimberlite giving approximately 90 tonnes of wet kimberlite from which 82.7 tonnes of dry kimberlite chips were recovered giving an average drill recovery of 59% based on an assumed specific gravity of 2.5g/cm(3). Subsequent investigation by Shore has indicated that the original specific gravity values (i.e. insitu bulk density) were too high and the recovery was erroneously low. De Beers' dense media separator ("DMS") plant produced a heavy mineral concentrate of 394.50 kilogrammes.

De Beers recovered 85 diamonds caught in and above their standard Class 1 diamond sieve (approximately 1.1millimetre square mesh) and Lakefield recovered 98 diamonds caught in or above a 1.18 millimetre square mesh sieve. The two largest stones were recovered by Lakefield (both of which are fragments) weighed 0.638 and 0.402 carats. De Beers recovered one stone weighing 0.385 carats.

Detailed geological and diamond content analysis has subsequently been conducted to assist in the geological and initial grade modeling of the Star Kimberlite (by Shore and AMEC E & C Services Limited). Geophysical, geochemical and geological studies started in 2002 in the form a Targeted Geoscience Initiative program ("TGI"), run by the Geological Survey of Canada & Saskatchewan Industry and Resources are currently ongoing. The results of geochemical and geological studies by TGI, Shore and Howe has lead to the classification of the Star Kimberlite into four (4) major eruptive time constrained intervals the Cantuar, Pense, early and late Joli Fou of which the early Joli Fou eruption is the most volumetrically significant. Environmental studies had also been completed and the feasibility and methodology of bulk sampling was examined, which indicated that the most cost effective method would be to obtain the necessary tonnage from a vertical shaft and horizontal drifts.

Environmental permits were received by Shore on November 28th 2002 and a program to enable the bulk sampling of a portion of the Star Kimberlite from a shaft and lateral drifts was commenced. Prior to the sinking of the shaft, a vertical HQ (63.5 mm) diamond core hole Star 32 was drilled in October 2002 as the pilot hole for the shaft.

The bulk sample program began in early 2003 with commencement of freeze hole drilling for the shaft which was completed in mid-May 2003. By the beginning of June 2003, all the buildings required by Shore and it's mining contractor - Thyssen Mining Company ("TMCC") for the shaft sinking program were in place. A successful freeze wall was established in the early part of July 2003 and the pre-sink phase was completed in mid-July 2003 with temporary excavation equipment. The head frame, hoists and suspension equipment were then erected and the entire infrastructure required to complete the next phase of shaft sinking was constructed by the end of July 2003.

Sinking in the glacial overburden continued down to approximately 89 metres at which point the Cretaceous sediments were intersected. Sinking continued into the Cretaceous sediments and kimberlite was intersected at approximately 107 metres below surface in the first week of October 2003. Sinking continued through the kimberlite and at 132 metres, a new pilot hole (Star 33 - BQ) was drilled from the shaft bottom to check the ground conditions and to check for potential water. Sinking continued to a depth of 175 metres where a station was established for the first proposed lateral development.

The station was completed in the third week of January 2004 and shaft sinking recommenced. At this point, an underground core drill was lowered to the 175 metre station and underground exploration drilling commenced alongside continual shaft sinking activities. The shaft continued down to a depth of approximately 235 metres until mid March 2004 where the second lateral developments station was established. The shaft had been sunk through approximately 70 metres of the late Joli Fou and 75 metres of early Joli Fou kimberlite with the transition at approximately 175 metres. Prior to development of the 235 metre station, a pilot hole was drilled to investigate ground conditions and provided geotechnical data required for the planning of this lateral development. The second station was completed on the 25th of April 2004 and shaft sinking recommenced to a final depth of approximately 250 metres, reached on the 7th of May 2004. In conjunction with the final shaft sinking, exploration drilling also commenced from the 235 metre station where three (3) pilot drill holes were drilled prior to lateral development.

Underground drilling to date has provided essential geological and geotechnical information in assisting in the planning and development of the underground lateral drift developments that was not possible to be ascertained from surface drilling. Shore has drilled eight (8) BQ size underground drill holes to date totaling 550 metres. The drilling provided Shore with the necessary geological information to establish significant lateral drift development from the 235 metre station.

In total, ten (10) individual kimberlite sample batches were created in the development of the shaft in the kimberlite horizon from 107 metres to 250 metres below surface including the development of the 175 metre and 235 metre levels, five (5) from the late Joli Fou and four (4) from the early Joli Fou. These batches were designed to broadly correlate to distinctive geological units identified from pilot holes Star 32 and Star 33 which identified the two
(2) major eruptive phases of the Star Kimberlite. The late Joli Fou kimberlite consisted of very fine to medium grained layered matrix and clast supported olivine dominated pyroclastic macrocrystic kimberlites. The early Joli Fou consisted of medium to coarse grained largely clast supported olivine dominated pyroclastic macrocrystic kimberlites and volcaniclastic kimberlite breccias.

Lateral drift development commenced on the completion of the underground drilling program from the 235 metre station in May 2004. Lateral drift development was completed in November 2004 when it was estimated that approximately 25,000 tonnes of kimberlite had been mined. In total, 1,002 metres of underground development were completed from an extensive network of 25 individual drifts in the early Joli Fou kimberlite. In total, 74 individual kimberlite sample batches were created in the development of the 235 metre level. Shore and Howe geologists were also able to identify and map in detail many distinctive kimberlite units throughout the 235 metre level following individual flow units and geologically distinct kimberlite phases both massive and layered in extent. The geological units encounter in the early Joli Fou kimberlite at this level mirror those found in the shaft section of the early Joli Fou, however, the freedom of access to the drift levels allowed more detailed mapping than that possible in the shaft and geologists were able to subdivided some of the major geological units, most notably within the macrocrystic kimberlite units where at least 5 distinct macrocrystic kimberlite types have been visually observed to date. Within the 235 metre level, there are intervals of dominantly pyroclastic and volcaniclastic kimberlite breccias and macrocrystic kimberlites forming discrete geological zones. Within these zones all the different types of kimberlite units are found in varying abundances. Geological control of the sampling has enabled some of these kimberlite type units to be individually sampled with very little contamination by other kimberlite types, the results of which will provide invaluable diamond content data for modeling any variations in diamond quality and abundance throughout the different phases of the early Joli Fou kimberlite.

Mapping is still being carried out underground in the form of a full reconciliation of the geology throughout the whole 235 metre level and further work is being carried out to refine the geological model.

Occurring concurrent with the underground mine development, an area was also cleared in the first half of 2003 for the erection of the processing plant. Bateman Mineral (Pty) Ltd. ("Bateman") provided a modular ten (10) tonne per hour diamond recovery plant that arrived in Canada on August the 28th 2003. The foundations for the plant were completed in the middle of November. In October-December 2003, a Cover-All building was constructed over the plant to facilitate its use in the Saskatchewan winter months along with a settling pond for the plant and mine water discharge. Commissioning of the plant began in early January 2004 under the supervision of Bateman, who also undertook the task of training Shore's plant operators. The plant started receiving kimberlite in late January 2004 and was deemed fully commissioned and handed over to Shore to run in the later part of February 2004.

Shore's Bateman process plant consists of a 30 tonne per hour crushing circuit, a 10 tonne per hour Dense Media Separation ("DMS") circuit which consists of a 250 millimetre diameter separating cyclone and a recovery plant consisting of a Flow Sort(R) X-Ray diamond sorting machine and a grease table. All kimberlite material was stored in individual batch sample piles within the dedicated storage facility areas. Individual sample batches were designed ultimately to provide representative samples of the different geological units encountered while wherever possible keeping individual sample batches similar sizes.

As of February 28, 2005, a total of 3,498.84 carats of commercial sized diamonds >0.85 millimetre were recovered from a total of 21,453.76 dry tonnes of kimberlite material processed through Shore's batch sampling process plant. Diamond concentrate samples from batch samples 65 to 74, recovered from 1,471.02 dry tonnes of kimberlite are currently being processed by SGS Lakefield Research Limited ("SGS Lakefield") for final diamond recovery. Based on the diamond recovery results obtained from SGS Lakefield as of February 28, 2005, the following diamond statistics are as follows:

    o The average "run of mine grade" obtained from the processed batches to date is 16.3 cpht at a 1.18mm bottom cut off.

Of the 29,608 stones recovered from the bulk sampling program (to date):

Stone size:

Over 98.7 % of the total stones recovered are >1.18 millimetre square mesh of which:

    o 33 stones exceed five (5) carats, representing 7.4% of the total carat weight;
    o 174 stones exceed two (2) carats, representing 19.4% of the total weight;
    o 485 stones exceed one (1) carat representing 31.6% of the total carat weight; and,
    o 1088 stones exceed 0.5 carats, representing 43.5% of the total carat weight.

Colour:

    o    72.0 % of the total stones recovered are classified as White;
    o    12.6 % of the total stones recovered are classified as Off-White;
    o    9.9 % of the total stones recovered are classified as Grey
    o    0.6 % of the stones recovered are classified as Yellow
    o 4.9 % of the stones recovered are classified as Other (pink, amber, etc.)

During the first quarter of 2005, Shore commissioned four independent groups of diamond valuators based in Antwerp, Belgium to carry-out a valuation on an initial 3,050 carat diamond parcel recovered from its completed bulk sampling program on the Star Kimberlite. The 3,050 carat diamond parcel was examined by the following four companies:

    1.   R. Steinmetz and Sons N.V.;
    2.   WWW International Diamond Consultants Limited ("WWW");
    3.   Rio Tinto Diamonds N.V., and;
    4.   BHP Billiton Diamonds (Belgium) N.V.

On February 23, 2005, Shore announced that the sample value of US$110 per carat is the average price of the valuations provided by the four companies and is based on the actual price that a diamond producer will currently receive for this parcel in Antwerp, Belguim.

WWW carried out a diamond modeled value analysis in order to determine the modeled value for the initial 3,050 carat parcel recovered from the Star Kimberlite. WWW, who with their aboriginal partners Aboriginal Diamonds Group Limited through Diamonds International Canada Ltd. are the valuators to the Federal Government of Canada for the Canadian diamond mines in the Northwest Territories. The modeled value is determined using statistical methods to estimate the average value of diamonds that will be recovered from a future mine on the Star Kimberlite. The difference between the sample value and the modeled value results from under sampling of the top end (+5 carat) of the diamond size frequency distribution of the completed bulk sample. WWW stated that the average modeled value of US$135 lies between a "minimum" of US$110 and a "high" of US$162. WWW also reported that it is unlikely that the average price will be lower than US$110 per carat based on current prices and that a "high" modeled value of US$162 is reasonable considering the potential value of the larger diamonds in the Star Kimberlite.

The diamond results from the shaft indicate that the overall diamond grade of the late Joli Fou kimberlite is lower than that of the early Joli Fou kimberlite. The results also demonstrate that the diamond grades in the late Joli Fou kimberlite are more erratic than those of the early Joli Fou. Although the overall grade of the late Joli Fou kimberlite is relatively low, there are intervals within the late Joli Fou that contain reasonable diamond grades. It must also be noted that from drill hole information and geological modeling carried out by Shore and Howe, the early Joli Fou appears to make up approximately 80% by volume (or approximately 240 million tonnes of kimberlite based on the 2001 geological wireframe model) of the total Joli Fou eruptive sequence on the Star Kimberlite.

The diamond results from the 235 metre level indicate that there are variations of grade (10 carats per hundred tonnes "cpht" to over 30 cpht) within the early Joli Fou kimberlite that appear to be broadly associated to different geological units. Most notable are the highest grades that are associated to the volcaniclastic kimberlite breccias where grades have exceeded 30 cpht in many of the sample batches. Grades exceeding 20 cpht are also located in macrocrystic kimberlites and many of the lowest grades are associated to batches containing heavy internal dilution due to sedimentary xenoliths and reefs. Detailed analysis is still being carried out in investigating the kimberlite types and associated grades.

Concurrent with the bulk sample program, Shore continued exploration in 2004 with a new regional GeoTEM (electromagnetic) geophysical survey. In May 2004, Shore contracted Fugro Airborne Surveys Limited ("Fugro") to fly a regional GeoTEM airborne survey over the core group of claims (GC#45523) surrounding the Star Kimberlite and those surrounding the major part of the Fort a la Corne kimberlite field. In total 1,231 line kilometres were completed. The analysis of the GeoTEM data has shown that all the known kimberlites within the Shore survey area are identifiable by this airborne geophysical tool and over a number of kimberlites the GeoTEM maps out a resistive body with a larger surface area than may be inferred from the magnetic data.

The analysis of the GeoTEM data which detects resistive bodies (i.e. potential kimberlites) set amongst conductive sediments and / or overburden identified a number of potential targets located outside Shore's core group of claims GC#45523. A number of these targets may also be associated with small and subtle magnetic anomalies which may also be sourced within the glacial cover and/or the sedimentary sequence. This association with often very weak magnetic anomalies gives the targets further credibility.

Shore continued diamond drill exploration in October-November 2004 with the results of the GeoTEM survey assisting in the location of the drill holes. In total, eight (8) vertical NQ diamond core drill holes totaling 1,737.35 metres were drilled.

Based on the technical data and encouraging diamond results obtained to date from its underground kimberlite bulk sampling program and diamond valuation, it is Howe's opinion, that the Star Kimberlite project warrants additional work, and Howe fully concurs with the 2005 exploration program that Shore plans to execute.

Shore proposes to carry-out a pre-feasibility study of the Star Kimberlite in order to determine the project viability under current economic conditions. This will entail the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star Kimberlite, with a sufficient level of confidence, to estimate a Mineral Resource in accordance to National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards. The data collection, interpretation, modeling and estimation will be done in a phased manner and will be continuously reviewed on an ongoing basis as new information comes to light.

In order to estimate the Mineral Resource, underground drilling will be undertaken to further define the geological characteristics of the Early Joli Fou kimberlite. The underground drilling will be followed by additional underground development to increase the total recovered carats from the early Joli Fou kimberlite to at least 6,000 carats for increased confidence in the value and grade.

Concurrently to the underground development, a surface diamond core drilling and large diameter drilling program will be undertaken. The core drilling is planned on a grid pattern to delineate and define the Star Kimberlite in three dimensions and to establish the geological continuity away from the existing shaft area. The drilling will be phased with the first phase estimated to require up to 29,000 metres of core drilling. Where the assessment of Phase 1 results indicates geological complexity or lack of continuity, requiring additional information, in-fill drilling will be done during a second phase.

Up to 17,000 metres of large diameter drilling ("LDD") is planned, concurrently with the core drilling, to sample the kimberlite in a grid based, 3-D manner. The LDD samples will be compared to the shaft and cross cut bulk samples, in the same geological facies, to allow accurate grade estimation to take place from the LDD mini bulk samples. The overall objective of the LDD campaign is to establish the kimberlite grade in a 3-D spatial fashion away from the shaft area.

Once the Mineral Resource has been estimated, qualifying factors such as the proposed mining method, metallurgy, geotechnical, hydrological, environmental, location, marketing, legal, revenue, costs, capital and social, will be used to convert the economically mineable part of the Indicated or Measured Mineral Resource to a Mineral Reserve as part of the pre-feasibility study.

The pre-feasibility study will include a financial and risk analysis and to this end, a desktop engineering study and environmental baseline study will commence shortly.

The cost for completing the proposed pre-feasibility study is estimated at $43 million and will take approximately three (3) years to complete (i.e. 2007).

Valuation

On February 23, 2005, Shore announced that a modeled value of US$135 per carat had been determined from the 3,050 carat parcel of diamonds recovered from the Star Kimberlite Property. On March 22, 2006, Shore announced that a modeled value of US$173 per carat has been determined for a 1,992.6 carat parcel of diamonds recovered from the Early Joli Fou Kimberlite Breccia. The average of the valuations provided by the three companies for the total parcel was US$102 per carat and is based on the actual price that a producer would currently receive for this parcel in Antwerp, Belgium. See "Recent Developments" below.

Recent Developments

On March 22, 2006, Shore announced that a modeled value of US$173 per carat has been determined for a 1,992.6 carat parcel of diamonds recovered from the Early Joli Fou Kimberlite Breccia which represents a significant lithology in the Star Kimberlite. The modeled value was determined by WWW International Diamond Consultants Limited (WWW), who together with their aboriginal partners ADG through Diamonds International Canada (DICAN), are the valuators to the Federal Government of Canada for the Canadian diamond mines in the NWT and Nunavut.

Shore commissioned a valuation study in February 2006 whereby a total parcel of 5,949.88 carats of diamonds from the Star Diamond Project was examined by three companies: R. Steinmetz and Sons N.V., Rio Tinto Diamonds N.V. and WWW International Diamond Consultants Limited. The average of the valuations provided by the three companies for the total parcel was US$102 per carat and is based on the actual price that a producer would currently receive for this parcel in Antwerp, Belgium.

Underground bulk sampling and pre-feasibility study core drilling have identified five principal kimberlite phases within the Star Kimberlite:
Cantuar, Pense, Early Joli Fou, Mid Joli Fou and Late Joli Fou. Exploration to date indicates that the Early Joli Fou (EJF) Kimberlite is the dominant phase, accounting for between 60 and 80 percent of the Star Kimberlite. The EJF includes two dominant lithologies (sub-types): EJF-Pyroclastic Kimberlite and EJF-Kimberlite Breccia, which occur as alternating units throughout the EJF. Significant tonnages of both of these EJF lithologies have been collected as part of the initial 25,000 tonne and pre-feasibility 15,000 tonne bulk samples. WWW have estimated modeled values for the EJF-Kimberlite Breccia and EJF-Pyroclastic Kimberlite, respectively. The EJF Total values are calculated assuming that the EJF-Kimberlite Breccia accounts for approximately 30 percent of the EJF which is consistent with detailed drilling results. The results are as follows:



--------------------------------- ----------- --------- ---------- ----------
Kimberlite Sub-Type               Carats      Model     Minimum    High
--------------------------------- ----------- --------- ---------- ----------
EJF-Kimberlite Breccia            1,992.60    US$173    US$147     US$218
--------------------------------- ----------- --------- ---------- ----------
EJF-Pyroclastic Kimberlite        2,999.08    US$112    US$95      US$133
--------------------------------- ----------- --------- ---------- ----------
EJF Total (70%EJF-PK & 30%EJF-KB) 4,991.68    US$130    US$111     US$159
--------------------------------- ----------- --------- ---------- ----------


The modeled value is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from the Star Kimberlite based on the valuation of the 5,949.88 carat parcel at current diamond prices. The difference between the actual sample value and the modeled value results from under sampling of the top end (plus 5 carat) of the diamond size frequency distribution by the current bulk sample. The EJF Kimberlite Breccia modeled value of US$173 lies between a "minimum" of US$147 and a "high" of US$218. Three of the six highest value diamonds have been recovered from the EJF Kimberlite Breccia.

FALC JV  Property (Diamonds)

Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan

This Report updates the Technical Report dated September 8, 2005 entitled "Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan" prepared by Mr. Brent Jellicoe and filed on SEDAR on September 22, 2005. The effective date of this report is November 9, 2005.

Summary of Exploration and Evaluation of Fort a la Corne Kimberlite Field, East-Central Saskatchewan


The Fort a la Corne (FALC) Project is located in central Saskatchewan and is contained within NTS map sheet 73H. The project is composed of legally surveyed claim blocks covering much of the main trend of kimberlites with an area of 20,368 hectares that is located approximately 65 kilometres east of Prince Albert and extending northward from the Saskatchewan River to a few kilometres north of Shipman. An additional smaller claim (also legally surveyed) with an area of 2,176 hectares covers magnetic anomalies near Snowden, located some 90 kilometres northeast of Prince Albert.

The Fort a la Corne Project is a Joint Venture (FALC JV) among Kensington Resources Ltd., a wholly-owned subsidiary of Shore Gold Inc. (42.245%), De Beers Canada Inc. (formerly Monopros Limited) (42.245%), Cameco Corporation (5.51%) and UEM Inc. (10%). Cameco Corporation and Cogema Ltd. hold UEM's North American interests. Neither UEM nor Cameco elected to fund exploration in 1999 or 2000, although Cameco did fund to their percentage interest in the FalC-JV during subsequent programs. UEM retains a 10% free carried interest in the project. Monopros Limited replaced Uranerz as operator of the FalC-JV in December 1998. At the end of November 2002, participating interests (PI's) in the FalC-JV were and remain as follows:

         Kensington Resources Ltd. ................................42.245%
         De Beers Canada Inc. (operator)...........................42.245%
         Cameco Corporation.........................................5.510%
         UEM Inc. (carried)........................................10.000%


The Fort a la Corne Project consists of 52 drill-confirmed kimberlite bodies located in the main northwesterly trend with an additional 11 drill-confirmed kimberlites in a satellite cluster located 25 kilometres to the northeast. The Fort a la Corne kimberlite field is distinctive in that it contains many of the world's largest kimberlite bodies that have been remarkably well-preserved since emplacement during Cretaceous time some 100 million years ago. The kimberlite bodies range in size from 3 to >250 hectares with early estimates of individual mass as high as 675 million tonnes. In excess of 349 drillholes have either penetrated kimberlite or have been terminated above a reasonable expectation of kimberlite. In general, the kimberlites are composed of crater facies, volcaniclastic Type 1 kimberlite with irregular "champagne-glass" to disc-shaped forms, typically described as thicker in the middle and attenuating towards the margins. The areal outlines and estimated masses of the kimberlites are based on geophysical modeling of ground magnetic data and drillhole intersections based on an outside 30 metre thickness cut-off. The architecture of the kimberlite bodies ranges from simple to complex in terms of number of discrete units or layers and occurrence and coalescence of proximal eruptive centres. The overall horizontal to sub-horizontal attitude of the kimberlite units changes with proximity to eruptive centres where more vertical kimberlite phase relationships are present. FALC kimberlites are overlain by an average of 100 metres of overburden including glacial deposits and ancient shaly mudstones. Kimberlite bodies range in thickness from a few centimetres to quasi-tabular lenses up to 200 metres thick. Occasionally, intervals of kimberlite from 300 to 600 metres thick have been intersected by drillholes located near, or within, the vertically-oriented feeder vents of the body.

Some targets have become the focus of more detailed exploratory and evaluation work during the life of the project (e.g., kimberlite bodies 120, 122, 140, 141, 145, 148, 169). Throughout the project, various drilling methods ranging from small diameter core to large diameter reverse circulation drilling have been utilized, while sampling protocols have evolved from single sample per drillhole to interval testing with resolution as fine as several metres. In addition to testing for diamond content, a series of geophysical surveys, geochemical, and petrologic studies have contributed to understanding the architecture and emplacement history of the kimberlites.

Typically, diamonds are distributed sporadically throughout a kimberlite body or specific layer. Not all bodies or layers are mineralized as this depends on several factors including source rock and emplacement history of the kimberlite. Diamond recovery from FALC kimberlite samples show 70% of the kimberlites are diamond-bearing, and 50% are macrodiamond-bearing (based on recovery of stones >0.85 millimetres in one dimension). These figures indicate Fort a la Corne to be the largest macrodiamond-bearing kimberlite field in the world. This is a result of natural processes inherent to volcanic eruptions and the occurrence of mixing and homogenization of the erupting magma or volcaniclastic material. Diamonds are not usually localized unless there has been post-eruptive resedimentation and sorting of the kimberlite.

In general, the project objective is to delineate mineable diamond resources from high-priority kimberlite bodies in a methodical and step-wise approach. All exploration efforts during 1989-1999 contributed to characterizing the size, shape, internal structure and diamond content of the kimberlites. This work provided the basis of which key targets could be identified for continued work towards proving an economic resource. At the beginning of 2000, the De Beers' Mineral Resource Evaluation Department (MINRED) reviewed all available macrodiamond and microdiamond data and re-prioritized the kimberlites. Priority targets 122 and 141 were selected for bulk sampling by large-diameter (24-inch) reverse circulation drilling in the 2000 program. Results included the recovery of 212 macrodiamonds from body 122, while body 141 yielded 275 macrodiamonds. De Beers employed a statistical treatment of the results from the samples to estimate macrodiamond grades (using a one millimetre cutoff size) between 8 and 13 carats per 100 tonne (cpht) for body 122, and 19 cpht for body 141. In addition, the 2000 drill program recovered sufficient stones to permit preliminary revenue modeling. Modeled dollar per carat values take into account the expected diamond size distribution from any potential, future production scenario. Modeled in situ value estimates were expressed by utilizing conservative, best fit and optimistic models. Values ranged from $US 90/carat to $US 178/carat (>1.5 millimetres) corresponding to in situ gross value estimates from $US 16/tonne to $US 32/tonne for the 141 body. Similar modeling for stones greater than 1.5 millimetres for 122 yielded model values between $US 144 and 147/carat with gross value estimates between $US 11 and 18/tonne.

Encouraged by the results from the 2000 program, the FALC-JV approved a $4.79 million, two phase 2001 program with the main goal of obtaining additional carats from body 141 to improve confidence in average diamond value modeling. In 2001, 16 core holes and 10 24-inch large diameter holes (LDD) (nine in body 141 and one in body 150) were completed. A total of 890 theoretical tonnes of kimberlite were sampled by the large diameter rig. Results from the 2001 sampling program recovered an additional 45.6 carats of diamonds including a
3.335 carat stone. Based on this additional sample set, modeled grade estimated for the 141 kimberlite were recast and ranged from 5 to 12 cpht (>1.5 millimetres). Actual average parcel diamond values for the 2001 stones were posted at $US 52.60/carat, reflecting a substantial increase from $US 33.67/carat for the 2000 stones. Based on the additional diamonds recovered from the 2001 program and the recognition of multiple-kimberlite phases within kimberlite bodies an updated modeled revenue curve and diamond size distribution for 140/141 was developed. This, in turn, yielded updated dollar per carat value estimates. This gave modeled values for macrodiamonds from 141 that ranged from $US 20 to $US 220/carat. Consequently, ore value estimates were updated at a range between $US 1 and $US 26/tonne.

Valuation of the 2000/2001 diamonds was conducted during November 2002 by WWW International Diamond Consultants Ltd. (WWW). WWW indicated an overall average value based on its open market price book some 15-20% higher than that listed by De Beers for the same diamond parcels. The De Beers valuations were made utilizing the Diamond Trading Company (DTC, the diamond marketing company of De Beers) June 2002 price book. The single large stone measuring 3.335 carats was given a value of $US 450/carat, compared to $US 390/carat attributed by De Beers. WWW also pointed out the technical difficulties of putting a realistic market value on a relatively small geological sample.

Detailed core logging of the 140/141 kimberlite revealed distinct kimberlite units or phases, the recognition of which has aided in the appreciation of variable diamond recoveries throughout boreholes. Accordingly, the 2002 program involved drilling 25 NQ core holes to develop a better understanding of the kimberlite geology. Based on this improved understanding, eight large diameter mini-bulk drill holes were completed to provide additional carats to increase confidence in grade forecasts, valuation and revenue modeling. Three 36-inch LDDH holes were drilled in close-proximity in the 141 portion of the body where higher stone recoveries were expected. Five 24-inch LDDH holes were drilled in poorly sampled portions of the kimberlite, mostly in the 140 portion of the complex.

Results from the 2002 LDD mini-bulk sampling of the 140/141 kimberlite complex included a total of 669 diamonds recovered from a sieve size of 1.5 millimetres. The stones had an aggregate weight of 93.76 carats. Importantly, the 24-inch LDDH holes recovered a number of large stones from the 140 portion of the kimberlite. These stones included a 10.23 carat stone with two dimensions of 14 and 10.5 millimetres along with stones weighing 3.61, 2.59, 2.57, and 1.82 carats. Breakdown of the kimberlite into phases revealed discrete differences in grade. Grades from a `mega-graded bed' unit from the 141 body, sampled by three closely spaced 36-inch diameter LDD drill holes, had a consistent recovered grade of about 6.6 cpht. In contrast, a distinctive breccia phase intersected in two drill holes in the 140 portion of the 140/141 complex had recovered grades of 9.5 and 17.0 cpht respectfully, with an increase in the proportion of larger diamonds compared to the other phases.

The average borehole sample grades ranged from 2.86-17.03 cpht, while grade forecasts based on statistical extrapolation of combined micro- and macrodiamond recoveries show a range of averages per kimberlite phase from 5 to 15 cpht. Corresponding modeled value figures derived from average grades and actual values ranged from $US 67 to $US 97/carat. The kimberlite breccia phase which had only been intersected in two 24-inch LDD drill holes in 2002, and thus has a relatively small sample size, had the highest modeled grades of 15 cpht and a modeled value of $US 97/carat.

A considerable expansion of exploratory work was implemented in 2003 with the drilling of 49 HQ coreholes (diameter of 2.5-inchs or 63.5 millimetres) over four different bodies. The southern and western parts of 140/141 were targeted with 10 coreholes to test kimberlite phases with perceived higher grades. The remainder of the program drilling was divided between kimberlites 122, 148, and
150. In each body the core was logged in detail to identify discrete phases and contacts to guide sampling for diamond recovery using caustic dissolution methods. Diamond recoveries for kimberlites 148, 140/141, and 122 totaled 3,545 stones (2,059, 1,159, and 327, respectively). Diamond abundances for 148 and 140/141 were both exceptionally high compared to historical results for those bodies, and for the kimberlite field as a whole. In addition to caustic recoveries, a single white, clear 0.77 carat octahedroid macrodiamond was encountered while splitting core from the top of kimberlite in drillhole 140-34. This stone was not incorporated in the stone counts or dataset utilized for grade forecasts. Rather it stands alone as further proof for the large stone potential of the 140/141 kimberlite.

In June of 2004 the FALC-JV had a significant revision to its strategy of investigating the Fort a la Corne kimberlites. In the past, programs focused on assessing individual kimberlites as a whole. This approach eventually led to the recognition of discrete phases within the kimberlites having higher-grade and value potential. To this end, the new strategy considers the economic potential of combined resources within higher-grade units within closely spaced kimberlites.

Exploratory work was implemented in 2004 with the drilling of 39 HQ coreholes over six different bodies and five geophysical anomalies. Microdiamond recoveries from the six targeted kimberlites included some of the highest stone counts (stone/10 kilograms) recovered from the Fort a la Corne kimberlites. In each body the core was logged in detail to identify discrete phases and contacts to guide sampling for microdiamond recovery using caustic dissolution methods. Eight coreholes on 120 provided a total of 962 microdiamonds which were recovered from 643.4 kilograms of kimberlite core, while eight coreholes completed on 147 produced a total of 2,429 microdiamonds from 515.20 kilograms of core. Five coreholes on 121 revealed 326 microdiamonds from 295.25 kilograms of core, with three coreholes on 221 providing 168 microdiamonds from 195.08 kilograms of core. Four HQ coreholes (04-140-41, 42, 43, 50) were completed on the 140 portion of the 140/141 kimberlite in order to provide geological control for five large diameter drillholes completed in the south central portion of the 140/141 kimberlite body testing the diamond potential of an oscillating kimberlite breccia unit. A total of 658 microdiamonds were recovered from 496 kilograms of core. Similar to 2003 results, the "breccia beds" yielded the better stone abundances. Four HQ coreholes were completed on 122 in order to provide geological control for five large-diameter drillholes completed in the south central portion of the 122 kimberlite body. Sampling of the 2004 pilot holes resulted in the recovery of 212 microdiamonds from 309.44 kilograms of kimberlite.

The average microdiamond abundance for all 122 samples from 2004 is 6.9 stones per 10 kilograms. Selected 2003 coreholes were re-sampled to provide additional material for diamond recoveries utilizing caustic dissolution methods. Additional kimberlite samples totaling 464 kilograms from eight 2003 coreholes located across the body were submitted for diamond recovery utilizing caustic dissolution methods. A total of 269 additional microdiamonds were recovered for use in grade forecasting of specific kimberlite zones.

Five geophysical anomalies were tested with the objective of identifying new, low to non-magnetic kimberlite bodies in the Fort a la Corne area. Kimberlite was not intersected in most of the holes targeted on the anomalies, although approximately 27 metres of kimberlite was intersected in a subtle magnetic anomaly located directly north of Kimberlite 147. More work is required on integration and modeling of geophysical survey data.

As part of the 2004 program, five large diameter mini-bulk sampling holes were targeted on the south part of Kimberlite 122 (MPK - South Kimberlite Unit) in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from body 122 was 739.2 tonnes, of which 318.1 tonnes of material greater than 1.5 millimetres in size was retained for macrodiamond recoveries. All five drillholes primarily sampled the main, massive to bedded pyroclastic kimberlite unit (MPK). A total of 248 macrodiamonds weighing 28.81 carats, including 23 stones larger than 0.25 carats, were recovered from three 36-inch (914 millimetres) diameter drillholes (two holes failed before reaching kimberlite). The recovery of many stones larger than 0.25 carats plus two larger than one carat supports the model of a larger stone population in 122.

Five LDD mini-bulk sampling holes were targeted on the oscillating breccia beds unit located in the south part of 140/141 in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from body 140/141 in 2004 was 792.216 tonnes, of which 494.066 tonnes of material greater than 1.5 millimetres in size was retained for macrodiamond recoveries. All five drillholes primarily sampled the oscillating pyroclastic breccia group (OPKBGP). Total macrodiamond recovery was 553 stones with a combined weight of 83.20 carats. Individual sample grades ranged from 1.68 cpht to 69.15 cpht, the latter grade being markedly influenced by recovery of the
10.23 carat stone. Drillhole grades range from 7.05 to 12.20 cpht. Two large macrodiamonds weighing 10.53 carats and a 4.09 carats and 58 other stones larger than 0.25 carats were added to the inventory of large macrodiamonds recovered from the 140/141 breccia beds during the 2004 program. These larger stones and historical recoveries including diamonds weighing: 1.0, 1.16, 1.18, 1.26, 1.32, 1.39, 1.48, 1.5, 1.8, 2.57, 2.59, and 3.61 carats contribute significantly to the evidence supporting a large stone distribution in the oscillating breccia unit.

Also in 2004, the FALC-JV released a preliminary summary of information from a detailed MRM report (De Beers' Mineral Resource Management Department) based on geological modeling and grade forecasting for kimberlites 140/141, 148 and 122. Taken as a whole the high-interest zones in these three kimberlite have an average grade of 10 cpht (>1.5 millimetres) and an estimated tonnage of 369 million tonnes. In detail, the combined units of higher interest in 140/141 have an estimated mass of 134 million tonnes at a modeled average grade of 11 cpht with an estimated average value of US$ 115/carat. Likewise, the higher grade part of 122 has a combined tonnage of 79 million tonnes at an average grade of 13 cpht.

Consideration of the longer term view for the Fort a la Corne Project has provided the Joint Venture Partners with a clear perspective on the way forward. Predicted supply, demand, and price trends for rough diamonds into the next decade provide a rationale for accelerating the present rate of work on the project in order to be well positioned with respect to the favourable forecasts. In late 2004, an overview perspective of the Fort a la Corne Project, from present day to an assumed eventual mining operation, was examined and a time-line developed. The current phase of the project was denoted as the Advanced Exploration and Evaluation Study (AE&E) and was estimated to require three years in order to complete. The overall time-line for the Fort a la Corne Project is considered to be aggressive, being driven by the need to favourably position the commencement of mining operations in relation to the long term rough diamond supply and demand predictions. A 2005 budget of CDN$25.6M applies to the period from 22 February 2005 to 15 December 2005.

Results from the historical programs have shown that the Fort a la Corne kimberlites contain higher-grade zones. As such, it is possible that higher-grade units from a number of kimberlites, when considered collectively, may form a resource which can be profitably mined. At present, some 35 million carats distributed over 369 tonnes and three different kimberlites have been identified at a deposit level of confidence. The project strategy has now been revised to focus on the higher-grade units within proximally-located priority kimberlite bodies and to consider them in combination. This approach has the advantage of considerably increasing the size of the potential resource and may permit significant economy of scale to be achieved for a large scale mining operation.

The AE&E Program scope of work includes the following lines of investigation:

o Project Administration
o Resource (drilling and sampling program)
o Geotechnical/Geohydrological
o Mining
o Metallurgy
o Infrastructure
o Waste Management
o Socio-Economic
o Environmental & Permitting
o Government Liaison.

In general, the geological drilling program will be complete in 2005 and delineation drilling will begin late in 2005. To support this, the bulk of geotechnical and geohydrology work will be done in 2005.

Delineation drilling, mini-bulk and supplemental bulk sampling will follow in years 2006 through early 2008. Geological and delineation drilling will provide geological models and microdiamond data for the targeted kimberlites. These results will be compared against the criteria established in the revised conceptual study, following which a decision to proceed will be taken. In the mini-bulk and supplemental large diameter drillhole (LDD) programs, samples will be treated and diamonds recovered and valued. The geological model will be updated at the end of each component of work. An MRM report will first be prepared based on the geological drilling results, then updated as new data become available throughout the rest of the drill program.

Alongside the resource drilling program, both geotechnical domain and physical properties models will be developed and mine geotechnical criteria prepared. Work is planned to construct both geohydrology and water chemistry models, as well as perform geohydrology pumps tests to finalize the geohydrology criteria and prepare preliminary dewatering criteria. The majority of this work is planned to be undertaken once the initial geological and delineation drilling programs have identified the priority targets to advance through to the components of the AE&E.

The AE&E Plan seeks to delineate a total of at least 70 million carats in the ground from the higher-grade units within the larger kimberlites (greater than 20 hectares) in the south-central cluster. Twenty primary kimberlite targets have been identified to date, most within a radius of five kilometres in the southern cluster of kimberlites. Four of the twenty targets were investigated by evaluation and delineation drilling programs during 2000-2003, namely kimberlites 122, 140/141, 148 and 150. One of the four, kimberlite 150, was determined to be of no further interest. Two kimberlites, 122 and 140/141, were determined to be of significant interest, and mini-bulk sampling was conducted on them as part of the 2004 Exploration Program. Three more bodies including 120, 147 and 121/221 were drilled in the 2004 work program. The remaining bodies of interest are in the process of being tested with up to 10 coreholes each to determine the existence of higher-grade units.

A notable and relevant aspect of diamond resource evaluation at Fort a la Corne is that most historical microdiamond recovery, all current macrodiamond recovery, and all diamond content interpretation is conducted by De Beers or corporate affiliates/subsidiaries of De Beers Consolidated Mines Limited of South Africa. De Beers is the operator of the project and a senior participating partner of the FALC-JV Project. Hence, all analytical work, diamond recovery, and interpretive diamond evaluation is done "within arm's reach", although Kensington Resources Ltd. frequently monitors, audits, and reviews procedures and results utilizing both affiliated and independent consultants.

The following points represent the major conclusions from exploration and evaluation work conducted since 1989. The author considers the facts and information contained herein to be accurate, representative, and complete. In light of the status of this project - that there is no properly defined Inferred Resource or better - most of the conclusions given below are factual in nature and there is a minimum of purely interpretative or speculative opinions. Rather, the opinions of the author are embodied within the project and program recommendations that follow this section.

   o 49 of the 69 tested (71%) bodies are diamondiferous (microdiamonds or macrodiamonds).

   o 34 of the 69 (49%) kimberlites tested contain macrodiamonds. This frequency is exceptional compared to other kimberlite fields.

   o A total of 2,774 macrodiamonds (minimum size of 0.85 millimetres in one dimension) with a cumulative weight of 347.45 carats were recovered during exploration programs conducted from 1989 to 2004; over 10,000 microdiamonds have been recovered from all kimberlites to mid 2005.

   o  Kimberlite body grades based on macrodiamond recovery alone range up to
      7.7 cpht; these values are considered to be significantly understated due to the limited amount of minibulk sample from each body.

   o Grade estimates for individual bulk samples range up to 114.44 cpht; sample intervals range from 12 to 194 metres.

   o Grades forecasts for commercial size stones modeled by De Beers range up to 16 cpht based on size distributions of combined microdiamonds and macrodiamonds. A total of 17 kimberlite bodies with sufficient diamond recoveries were prioritized in 2000. The best five of these bodies have been the target of various stages of advanced exploration efforts during the last 5 years, and 17 bodies within the south central cluster are currently under investigation in the first phase of the AE&E program.

   o Ongoing acquisition of large minibulk samples from prioritized bodies permits preliminary revenue modeling and evaluation of the economic potential of select Fort a la Corne diamondiferous kimberlites.

   o Modeled average macrodiamond values determined by De Beers for kimberlite ore from Kimberlite 122 range from $US 133 to 147 per carat; best fit to optimistic modeled revenue values range from $US 11 to 18 per tonne. These grades, values, and revenue figures are based on recovery of approximately 23.3 carats from the 122 body to date.

   o Based on 2000 data only, modeled average macrodiamond values determined by De Beers for kimberlite ore from body 141 ranged from $US 148 to 179 per carat; best fit to optimistic modeled revenue values range from $US 28 to 33 per tonne. Modeled stone values and projected revenue ranges for Kimberlites 122 and 141 have low confidence levels because of low numbers of diamonds included in the evaluation.

   o The largest stone recovered to date is a high value, yellow, stone weighing 10.53 carats; another high value diamond weighs 3.34 carats and has a value of $US 580/carat as determined by De Beers and WWW International Diamond Consultants Ltd.; other large stones recovered include ones weighing 10.23, 4.09, and 3.61 carats in size.

   o Interpretation of 2001 to 2002 data indicates that grades for specific parts of the 141 body are variable depending on diamond distribution and continuity of lithological facies, and that a greater degree of testing is required to substantiate grade forecasts over the entire body, and to permit higher levels of confidence in calculation of average of diamond value; evaluation of small parcels of commercial-size stones shows preliminary indications (considered low confidence until larger parcels are evaluated) that the average value of diamonds from Kimberlite 140/141 range from $US 67 to 97 per carat and modeled revenue figures range up to $US 14.65 per tonne depending on the phase (or type) of kimberlite. Further work is ongoing to delineate all discrete kimberlite phases in this body and to model estimated stone distributions and revenue per tonne.

   o Kimberlite body areas range from 2.7 to 250 hectares, typically based on a 30 metre thickness cut-off.

   o The estimated mass of individual kimberlite bodies, based on geophysical modeling, ranges from 3 million to 675 million tonnes. The integration of 140 and 141 indicates a combined mass of 500+ million tonnes as derived from GEMCOM 3D digital modeling based on core drilling in 2001 and 2002 with a minimum thickness threshold of 50 metres.

   o Age of emplacement of the various kimberlites occurred within the interval from approximately 90-112 Ma, during Cretaceous time. The kimberlites range from simple mono-eruptive bodies to multi-eruptive, multi-vent bodies characterized by complex stacking and interlayering of multi-temporal kimberlite units. Ongoing studies of larger bodies indicate discernible vertical and geographic (areal) zonation of kimberlite units and diamond distribution.

   o Two of four high priority, potentially economic kimberlites (bodies 140/141, and 148,) are located within a two mile radius in the central portion of the Fort a la Corne trend; the total macro-diamondiferous kimberlite mass in this same radius (12 bodies), is some 3.6 billion tonnes. The other prioritized kimberlite, body 122, is located approximately five kilometres to the west.

   o The Fort a la Corne Kimberlite Field has the largest concentration of diamondiferous kimberlite in the world; the total modeled mass for the entire field is estimated at upwards of 9 billion tonnes. Kimberlite 140/141, with an estimated mass of >500 million tonnes, is the largest macrodiamond-bearing kimberlite in the world.

   o Fort a la Corne kimberlites are best categorized as very large tonnage, lower grade diamond deposits overall, but with zones of higher grade potential.

   o Overall, the kimberlites remain insufficiently tested in consideration of their large size. Only three bodies have minibulk testing for macrodiamonds to a level greater than 100 tonnes. Considerable effort was expended and significant costs were incurred simply to reconnoiter the majority of kimberlite bodies in this field during the first 10 years of the project. Since most of the minibulk sampling efforts in the past were directed to testing to some degree, each of the 69 targets, many of the larger bodies have very limited coverage in an areal sense. Furthermore, vertical zonation has not been adequately tested in most of the existing drillholes due to large sampling intervals. Due to the prevalence of the "nugget effect" in kimberlites, average macrodiamond grades are expected to closely approach forecasted grade levels as sample tonnage increases.

   o Evaluation work continues on Kimberlites 140/141, 122, and other high interest bodies in order to better understand the location, extent and, continuity of high grade zones, to determine an understanding of diamond distribution and diamond grade for mineable resources, to upgrade confidence in determination of the average value of diamonds (in $/carat) and, to determine the economic value of the body as represented by potential revenue calculations for a diamond deposit given as an in-situ diamond value in $ per tonne (as per CIM recommendations) compared to best initial estimates of capital and operating expenses.

   o The current components of drilling and sampling within the AE&E Plan involves core drilling programs on the main part of the bodies to increase the understanding of the geology (geometry and architecture) of the body and to identify higher potential zones. Higher grade zones are then delineated in order to calculate a potentially mineable tonnage. This is then followed by identifying a subset of coreholes that are suitable targets for minibulk sampling in order to test diamond distribution and to provide a representative sample of kimberlites from all prospective phases and across the vertical and areal extent of the kimberlite bodies. A final inventory of some 100 to 300 carats will enable determination of a high confidence grade forecast and a moderate level of confidence in the average value of commercial sized stones. The bulk sample information coupled with the grid drilling and sampling information should be adequate for at least a determination of inferred resource over a significant part of the bodies. All lines of investigation from the AE&E will then be integrated and evaluated in order to prioritize the potentially economic targets and to reach a decision as to whether or not to proceed with a full pre-feasibility study as the next phase of work.

   o Additional work is required to satisfy two main goals for each of the priority kimberlite bodies. The AE&E encompasses a planned 43 months schedule of work to advance the project to a major decision on pre-feasibility stage work. The plan is results driven and incorporates a methodical, step-wise approach in the evaluation of 17 candidate kimberlite bodies for higher-grade units that have potential to be economically mined. The overall goal of the plan is to identify at least 70 million carats of commercial-sized stones in-ground in order to reach a critical decision based on delineation of Inferred Resources on several kimberlite bodies by 2008. The AE&E plan identified firm objectives and schedules to reach this goal.

   o The main objective for Kensington in this project is to delineate an economic diamond resource at Fort a la Corne using a methodical stepwise approach.


On the basis of the information herein and the experience and expertise of the author, the following recommendations for the Fort a la Corne Diamond Project are made to the owners and management of Kensington Resources Ltd.:

   o The Fort a la Corne Diamond Field has shown strong, incontrovertible evidence supporting the presence of kimberlite bodies hosting potentially economic diamond mineralization. Furthermore, prospective kimberlites are characterized by high average diamond values, very large tonnages, and the presence of coarse diamond populations. The information to date definitely indicates the need for substantial exploration and evaluation work to delineate the extent, magnitude of tonnage, grade, value, and mining potential of prospective kimberlite bodies and zones in the south-central part of the main kimberlite trend.

   o The FalC Diamond Project should proceed according to the AE&E Plan as outlined in the FalC Technical Report (and other more specific documents detailing the plan), but with the following modifications:

         o The time line for the plan should be accelerated wherever possible, while maintaining the integrity of the data and information collection, to define an Inferred Resource on the property and to reach a decision point for pre-feasibility stage activities. Acceleration of the program could come about by increasing the magnitude of field operations and work force engaged in core description, sampling, assay, and data management. Acceleration also could come about by significantly overlapping the four components of field activities (core drilling and mini-bulk sampling) and not relying on an inflexible step-wise approach that relies on completion of each component before starting the next. The current situation at FalC is amenable to this because several high-priority kimberlite bodies are at more advanced stages of evaluation and that the plan is operated on a "best bodies first" basis.

         o Bulk Sampling should be added to the AE&E Plan as part of the continuum of evaluation required take prospective bodies or high grade zones to a Feasibility-stage decision. Similarly to the point made above, suitably prospective bodies could be advanced to bulk sampling while core drilling and mini-bulk sampling are underway on neighbouring bodies.

   o The postulated total FalC-JV budget of CND $91,347,436 for the AE&E program activities as defined by De Beers, the project operator, for the time period from February 2005 through the second quarter of 2008 should be accepted as a reasonable expenditure dedicated to defining a NI 43-101 compliant Inferred Resource at Fort a la Corne. Kensington's share of this expenditure would be CND $46,792,758 (46.94% funding interest).

Reports and diamond results received from De Beers for the project are reviewed and utilized by Shore Gold Inc. under the supervision of Brent C. Jellicoe, P.Geo., who is the recognized Qualified Person for the Company in regard to this project.

Recent Developments

On March 15, 2006 Shore announced the commencement of core drilling on the western part of the Star Kimberlite (Star West Project), within the FALC JV claims. A drill contract has been executed between Encore Coring and Drilling Inc. of Calgary and De Beers on behalf of the FALC JV for this core drilling program. This drill program will be completed to the same specification with, PQ core (75 millimetre diameter) drilled on a complementary grid pattern to that completed as part of the pre-feasibility study on the Star Kimberlite utilising petroleum drill rigs that have been modified to drill kimberlite. Shore geologists will have full access to the core in order to accurately apply the same quantitative logging methods to this FALC JV kimberlite as are used on the Star Diamond Project. Downhole geophysical logging will be completed on all core holes and geotechnical measurements will be made on core samples. Whole rock geochemistry samples will be collected from all kimberlite types represented within each core. These geochemistry samples play a pivotal role in the definitive identification of the five principal kimberlite eruptive phases seen in the Star Kimberlite, namely: Cantuar, Pense, Early, Mid and Late Joli Fou. Ore dressing test work will be conducted on selected boreholes and core in the same manner and laboratory as was used on the Star Diamond Project. The aim of the core drilling is to define the volume and map the internal structure of the kimberlite within the Star West Project. The full extent and budget for the 2006 FALC-JV exploration program is still to be finalized between the Joint Venture partners.


                                   DIVIDENDS

The Company has not declared a dividend in the past 3 years other than the dividend-in-kind associated with the transfer of the Company's gold property holdings to Wescan whereby the Company distributed one Wescan share for every 10 Shore shares held by qualifying shareholders of record on September 10, 2004. A number of Shore shareholders either did not elect to receive or did not qualify under existing regulations to receive a dividend-in-kind and received a cash dividend instead. This resulted in the Company issuing a cash dividend to those shareholders equal to $0.10 for every ten share of Shore held for a total cash dividend of $192,080. Until such time as the Company begins to generate revenues and income, the Company does not anticipate declaring any further dividends. Complete details of the dividend in kind are available for viewing at www.sedar.com in Wescan's Long Form Prospectus dated August 30, 2004.

                               CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares. The common shares of the Company are entitled to dividends pro rata as and when declared by the Board of Directors; to one vote per share at meetings of the shareholders of Shore Gold Inc. and, upon dissolution or any other distribution of assets, to receive pro rata such assets of the Company as are distributable to the holders of common shares.

                             MARKET FOR SECURITIES

Trading Price and Volume

The Company's common shares commenced trading on the TSX on November 26, 2004 under the trading symbol "SGF". Prior thereto, the Company's common shares were traded on the TSX Venture Exchange. The price range and volume for the months January to December 2005 inclusive are as follows. Specifically:

     ------------------------- -------------------- --------------------
                  Month             Price Range            Volume
                                    Low - High
     ------------------------- -------------------- --------------------
     January                        $2.71-3.70           14,181,200
     ------------------------- -------------------- --------------------
     February                        3.14-6.15           29,823,100
     ------------------------- -------------------- --------------------
     March                           4.73-7.50           29,126,200
     ------------------------- -------------------- --------------------
     April                           3.80-5.80             8,825,700
     ------------------------- -------------------- --------------------
     May                             3.95-5.25             6,183,600
     ------------------------- -------------------- --------------------
     June                            4.35-5.22             4,048,400
     ------------------------- -------------------- --------------------
     July                            4.40-5.00             2,335,300
     ------------------------- -------------------- --------------------
     August                          4.45-5.72            9,329,100
     ------------------------- -------------------- --------------------
     September                       4.86-6.85           10,427,300
     ------------------------- -------------------- --------------------
     October                         6.00-7.47           12,919,400
     ------------------------- -------------------- --------------------
     November                        6.52-7.75           21,941,100
     ------------------------- -------------------- --------------------
     December                        6.84-8.35           19,386,300
     ------------------------- -------------------- --------------------

                              DIRECTORS & OFFICERS

The following table sets forth the names of the directors and officers of the Company together with their respective province and country of residence, position held, number of common shares beneficially owned, date of appointment and principal occupations during the five preceding years.


                                                                               Common
                                                                               Shares
  Name and Place of                            Principal Occupation or       Beneficially          Date of
     Residence              Office Held      Employment for last 5 years        Owned            Appointment
--------------------      ----------------   ----------------------------   -------------     -------------------

Kenneth E. MacNeill        Chief Executive     CEO and President of Shore     2,543,722 (5)    CEO & Director - June
Saskatchewan,              Officer,            Gold Inc.; CEO of Wescan                        30, 1993. President -
Canada                     President and a     Goldfields Inc. (a base and                     September 11, 2003.
                           Director            precious metals exploration
                                               company); and President of
                                               MacNeill Brothers Oil & Gas
                                               Ltd. (a private holding
                                               company).

Harvey J. Bay              Chief Operating     CFO of Shore Gold Inc. since      100,000       CFO - November 4,
Saskatchewan,              Officer, Chief      November 4, 2002; COO of                        2002. Director - May
Canada                     Financial           Shore Gold Inc. CFO of                          15, 2003. COO - March
                           Officer and a       Wescan Goldfields Inc. (a                       15, 2006
                           Director            base and precious metals
                                               exploration company) since
                                               April 2, 2004; President of
                                               Baywatch Industries Inc. (a
                                               private holding company).

George H. Read             Senior Vice         Geological Consultant -             Nil         September 11, 2003.
British Columbia,          President-          January 1998 to March 1999;
Canada                     Exploration         Project Manager -
                                               SouthernEra Resources
                                               Limited from April 1999 to
                                               January 2000; VP-Exploration
                                               - Canabrava Diamond
                                               Corporation from February
                                               2001 to May 2002; President
                                               - Canabrava Diamond
                                               Corporation from June 2002
                                               to August 2003 and VP -
                                               Exploration for Shore Gold
                                               Inc. from September 2003 to
                                               present.

Pieter Du Plessis          Vice                Geological Consultant Jan           Nil         March 15, 2006
Saskatchewan,              President-          2005 to present- Previously
Canada                     Exploration         employed by De Beers for
                                               fifteen years on diamond
                                               exploration and mining
                                               projects in Botswana and
                                               Namibia. His last position
                                               with De Beers was Mineral
                                               Resources Manager at Jwaneng
                                               Diamond Mine- responsible
                                               for production control in
                                               addition to all geological,
                                               geotechnical, hydrological,
                                               mine survey and mineral
                                               resource integration work
                                               completed at Jwaneng.

George Sanders             Vice                Registered Representative -        5,000        September 11, 2003.
British Columbia,          President-Corporate Canaccord Capital Corp. (an
Canada                     Development         investment dealer) from July
                                               1997 to May 2001;
                                               Exploration/Financial
                                               Consultant from May 2001 to
                                               present, VP - Corporate
                                               Development for Shore Gold
                                               Inc. from September 2003 to




                                                                               Common
                                                                               Shares
  Name and Place of                            Principal Occupation or       Beneficially          Date of
     Residence              Office Held      Employment for last 5 years        Owned            Appointment
--------------------      ----------------   ----------------------------   -------------     -------------------

                                               present and President of
                                               Wescan Goldfields Inc. (a
                                               base and precious metals
                                               exploration company) since
                                               April 2, 2004.

Ronald G. Walker (3)(4)    Director            President, Great Canadian           Nil         December 15, 1994.
British Columbia,                              Dollar Store Franchising
Canada                                         Ltd. (a franchiser of retail
                                               stores)

A. Neil McMillan (2)       Director            CEO of Claude Resources Inc.     124,855 (6)     June 18, 2003
Saskatchewan,                                  since March 2004 and
Canada                                         President of Claude
                                               Resources Inc. (a gold
                                               mining and exploration
                                               company)

Arnie E. Hillier (2)(3)(4) Director            Retired since February 2004.        40,000       June 18, 2003
Saskatchewan,                                  CEO & CFO of Claude
Canada                                         Resources Inc.

Robert A. McCallum(4)      Director            Former President & CEO of           88,800       October 28, 2005
British                                        Kensington Resources Ltd.
Columbia,                                      Professional consulting
Canada                                         engineer and President of
                                               Robert A. McCallum Inc. from
                                               1999 to present; Director of
                                               Miramar Mining Corporation
                                               from 1999 to 2002.


James Rothwell(2)          Director,           Former Chairman &                  103,066       October 28, 2005
Washington,                Chairman            non-executive Director of
United States of                               Kensington Resources Ltd.
America                                        Corporate Director,
                                               President and CEO of Dia Met
                                               Minerals Ltd. From 2000 to
                                               2001; President of BHP
                                               Diamonds, Inc. from 1997 to
                                               2000.

W.E. Stanley(3)             Director           Former Director of                  10,000       October 28, 2005
British Columbia,                              Kensington Resources Ltd.;
Canada                                         Retired mining engineer and
                                               industry consultant. Adjunct
                                               Professor at the University
                                               of British Columbia
                                               Department of Mining and
                                               Mineral Process Engineering
                                               from 1999 to present;
                                               Director of Miramar Mining
                                               Corporation from 1995 to
                                               present.

Garnet M. Schulhauser      Secretary           Partner, Bennett Jones LLP          40,000       January 7, 2004
Alberta, Canada                                (Barristers and Solicitors)


(1) The information as to shares beneficially owned, not being within the knowledge of the Company, has been obtained from the SEDI website. Information is provided as of March 27, 2006.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.
(4)      Member of the Corporate Governance Committee.
(5) MacNeill Brothers Oil & Gas Ltd. (a private company controlled by Mr. MacNeill) held 1,354,100 of these shares. Mr. MacNeill holds the remaining 1,189,622 shares directly or in his RRSP account.
(6) Ms. Susan McMillan held 20,000 of these shares. Mr. McMillan holds the remaining 104,855.
(7) The term of office of each of the present directors expires at the Annual General Meeting or when a successor is duly elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On February 23, 2001, the British Columbia Securities Commission issued orders that Mr. Kenneth E. MacNeill and Mr. Ronald G. Walker cease trading in the securities of the Company until such time as duly completed insider reports were filed. Such orders were revoked on March 1, 2001.

Conflicts of Interest

Certain directors of the Company are directors and/or officers of other companies engaged in the mining industry, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company.

                               LEGAL PROCEEDINGS

On February 6, 2006, De Beers issued a statement of claim in the Court of Queen's Bench for Saskatchewan which named Shore, Kensington, which is a wholly-owned subsidiary of Shore, Cameco and UEM as defendants. The claim is for a declaration that the Voting Agreement dated October 31, 2005 among Shore, Cameco and UEM ("Voting Agreement") (which is described under "Material Contracts") is void, for an injunction restraining Shore from interfering with the independent exercise of votes by Cameco or UEM under the FALC JV Agreement and restraining Cameco and UEM from accepting voting instructions from Shore, and for damages against Shore for interference with economic relations and inducing breach of contract.

The Defendants are contesting the claim and a hearing on the merits was held on March 16, 2006, with a decision expected to be released in April of 2006.

                          TRANSFER AGENT AND REGISTRAR

The Company has two transfer agents, the principal agent and registrar is Valiant Trust Company located at 310, 606 - 4th Street SW, Calgary, Alberta, T2P 1T1. Computershare has been retained as transfer agent during the period the former Kensington tradable warrants are outstanding. Computershare is located at 100 University Avenue, 11th Floor, Toronto, ON M5J 2Y1.

                               MATERIAL CONTRACTS
Voting Agreement

On October 31, 2005, Shore entered into a voting agreement with Cameco and UEM relating to the FALC JV Voting Agreement. Pursuant to the Voting Agreement, Cameco and UEM have agreed to vote with Shore on all operational decisions (excluding production decisions), over a term of up to seven years in duration, to be made by the participants in the FALC JV, being Kensington (42.245%), Cameco (5.51%), UEM (10%, carried) and De Beers (42.245%), in exchange for a cash payment of $10 million from the Corporation.

On March 2, 2006, the Voting Agreement was assigned by Shore to Kensington.

                              INTERESTS OF EXPERTS

Daniel C. Leroux of ACA Howe International Limited prepared an amended and restated technical report on the Company's Star Kimberlite Property dated December 15, 2005. To management's knowledge, neither Mr. Leroux or ACA Howe International Limited have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Brent C. Jellicoe, P.Geo formerly of Kensington prepared a technical report on the Company's Fort a la Corne Diamond Project dated November 9, 2005. To management's knowledge, Mr. Jellicoe does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

The first 3,050 carat parcel of diamonds was valued by each of R. Steinmetz and Sons N.V., WWW International Diamond Consultants, Rio Tinto Diamonds N.V. and BHP Billiton Diamonds (Belgium) N.V. and each has provided the Company with a detailed report on the valuation of the 3,050 carat diamond parcel. R. Steinmetz and Sons N.V. is a member of the Steinmetz Diamond Group of Companies (the "Steinmetz Group") which, through Magma Diamond Resources Ltd., owns an 8.8% interest in Shore. Shore has previously agreed that Magma Diamond Resources Ltd. ("Magma"), together with the Steinmetz Group, will have a right to negotiate with Shore for the marketing of future diamond production on competitive commercial terms. In the event that an agreement cannot be reached, Magma will, for a period of two years from the start of commercial production, have the right to purchase a percentage of the run-of-mine production equivalent to its equity holding in Shore at that time on the same terms and conditions acceptable to Shore offered by a third party. To management's knowledge, none of WWW International Diamond Consultants, Rio Tinto Diamonds N.V. or BHP Billition Diamonds (Belgium) N.V. have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Shore commissioned a valuation study in February 2006 whereby a total parcel of 5,949.88 carats of diamonds from the Star Diamond Project was examined by three companies: R. Steinmetz and Sons N.V., Rio Tinto Diamonds N.V. and WWW International Diamond Consultants Limited.

KPMG LLP has provided an auditors' report in respect of the consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003. In connection with the audit of the Company's annual financial statements for the year ended December 31, 2005, the auditors confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Charter Accountants of Saskatchewan.

                                AUDIT COMMITTEE

Audit Committee Charter

Attached as Schedule 1 is the charter for the Company's Audit Committee

Composition of the Audit Committee

Members of the Audit Committee are Arnie E. Hillier (Chair), A. Neil McMillan, and James R. Rothwell.

Relevant Education and Experience of Members of the Audit Committee

Arnie Hillier is a member of the Saskatchewan Institute of Chartered Accountants. He has over 24 years of financial experience in the resources industry. Mr. Hillier is the past CEO and CFO of Claude Resources Inc. and was in a senior financial capacity at Saskatchewan Mining and Development Corporation (the predecessor of Cameco Corporation). Mr. Hillier is a director of Claude Resources Inc., Wescan Goldfields Inc. and Pacific and Western Credit Corp.

A. Neil McMillan graduated from the University of Saskatchewan with a Bachelor of Arts Degree. He has over 10 years of experience in the resources industry. Mr. McMillan is the CEO and President of Claude Resources Inc. Prior to joining Claude in 1995, Mr. McMillan was a registered representative and an executive with RBC Dominion Securities. Mr. McMillan sits on the audit committee of Cameco Corporation, is a former director of Philom Bios Inc. and is a former Director of the Atomic Energy Corp. of Canada.

James R. Rothwell graduated from Stanford University with a Degree in Economics and also an MBA. Mr. Rothwell has over 30 years of experience in the resources industry including the position of President with BHP Diamonds from 1997 to 2000. Mr. Rothwell is the past President and CEO of Dia Met Minerals Ltd. from 2000 to 2001.

Reliance on Certain Exemptions

The Company's Audit Committee has not relied on any of the exemptions under Multilateral Instrument 52-110 during the most recently completed financial year.

Audit Committee Oversight

The Company's Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Polices and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company's principal auditor, KPMG LLP, prior to the commencement of the engagement, subject to the following:

    o Annually, the Audit Committee will review a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis.

    o For engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $20,000 subject to reporting to the Audit Committee, at its next scheduled meeting.

    o For engagements not on the pre-approved list and with expected costs greater than $20,000, the entire Audit Committee must approve this service.

Nature and Amount of Auditor's Fees

The following table sets out the fees billed to the Company by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2004 and 2005. During these years, KPMG LLP was the Company's only external auditor.



                                      Year ended December 31,
Category                              2004                2005
                                       $                    $
---------------------------------------------------------------------------
Audit Fees (1)                       23,300              128,953
Audit-Related Fees (2)                975                42,164
Tax Fees (3)                         6,400               21,430
All Other Fees                        Nil                  Nil


(1) For professional services rendered by KPMG LLP for the audit of the Company's consolidated financial statements that are normally provided by KPMG LLP in connection with statutory and regulatory filings and for the Company's Short Form Prospectus.
(2) For assurance and related services by KPMG LLP including consultations concerning financial accounting and reporting, and business acquisition.
(3) For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning, including tax planning

                             ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans is contained in Shore's Information Circular for its Annual General Meeting of the Shareholders to be held June 15, 2006. As well, additional financial information is provided in the Company's audited comparative financial statements and MD&A for its most recently completed financial year, and may be obtained upon request from Shore's head office, or may be viewed on the Company's website (www.shoregold.com) or the SEDAR website (www.sedar.com).

                                   SCHEDULE 1

                                SHORE GOLD INC.

                            AUDIT COMMITTEE CHARTER


INTRODUCTION

         This charter (the "Charter") has been adopted to govern the composition, mandate responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Shore Gold Inc. (the "Company").

COMPOSITION AND PROCEDURES

1. The Committee shall be appointed by the Board and shall be composed of at least three directors, each of whom is "independent" and "financially literate" as required by Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

2. The Board will appoint the chair of the Committee and the Committee from among their members shall appoint the secretary of the Committee.

3. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.       Meetings of the Committee shall be conducted as follows:

         (a) The Committee shall meet at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

         (b) Management representatives may be invited to attend all meetings (except private sessions with the Auditors).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

         The primary responsibilities of the Committee are:

5.       To recommend to the Board:

         (a) The external auditor (the "Auditors") to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the auditor's report or performing other audit, review or attest services for the Company; and

         (b)      The compensation of the Auditors.

6. To be directly responsible for overseeing the work of the Auditors in preparing or issuing the auditor's report on the Company's annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

7. To pre-approve, as required by the Instrument and subject to the exemptions in the Instrument, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Instrument, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval. The Committee is authorized, at its option, to satisfy the pre-approval requirements for non-audit services in accordance with section 2.6 of the Instrument.

8.       To review:

         (a) the Company's unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company's fiscal year ("quarterly statements") and the Company's audited annual consolidated financial statements ("annual statements");

         (b) the Management's Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and

         (c) all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

9. To satisfy itself that adequate procedures are adopted by the Company for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements other than the public disclosure referred to in section 4 above and to regularly assess the adequacy of such procedures.

10.      To establish and oversee the maintenance of procedures for:

         (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

         (b) the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

11. To review and approve the Company's and it's subsidiaries' hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

         Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in circumstances where the Committee as a whole deems such consultation as impeding their authority), the Committee is authorized to:

1. engage independent counsel and other advisors it determines necessary to carry out the Committee's duties and responsibilities;

2. set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3. communicate directly with the internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1. The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2. The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

         The Committee shall review the annual financial statements and related MD & A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD & A. At the Committee meeting at which the Company's annual financial statements are to be reviewed, the Committee shall meet, in person, with representatives of the Auditors and with the Company's management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

o that the Company's system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

o that the Company's reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

o that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

o that risk management policies are in place to identify and reduce significant financial and business risks; and

o that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

         The Committee shall review the interim quarterly financial statements and related MD & A of the Company prior to their public release and shall report the results of its review to the

Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD & A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD &A, in which case the Committee shall also approve the quarterly statements and related MD & A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company's management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1. As part of the quarterly and annual reviews described above, the Committee will:

         o meet with management in the absence of the Auditors for the annual review;

         o meet with the Auditors in the absence of management for the annual review;

         o review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

         o review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

         o review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

         o obtain an explanation from management of all significant variances between comparative reporting periods;

         o review the post-audit or management letter, containing the recommendations of the Auditors, and management's response and subsequent follow up to matters raised by the Auditors;

         o review any evaluation of internal controls by the Auditors, together with management's response;

         o review and reassess the Charter for adequacy at least annually and make changes as it deems necessary; and

2.       In addition to the quarterly and annual reviews, the Committee will:

         o prior to the commencement of each annual audit, meet with the Auditors to review the Auditors' audit plan for the ensuing audit;

         o review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

         o review annually and recommend changes to the Company's code of conduct.

3. The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

                                                                  Document No. 2

Management's Responsibility for Consolidated Financial Statements
-----------------------------------------------------------------

The accompanying consolidated financial statements of Shore Gold Inc. are the responsibility of management and have been approved by the Board of Directors.

Management in conformity with Canadian generally accepted accounting principles has prepared the consolidated financial statements. The consolidated financial statements include some amounts that are based on best estimates and judgements.

The management of the Company, in furtherance of the integrity and objectivity of data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting entirely of outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without management being present.

The shareholders' auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards, have examined these consolidated financial statements and their independent professional opinion on the fairness of the consolidated financial statements is attached.


/s/ Harvey J. Bay
------------------------
Harvey J. Bay, CMA
Chief Financial Officer
Saskatoon, Canada
March 27, 2006

[KPMG LOGO           KPMG LLP                           Telephone (306) 934-6200
GRAPHIC              Chartered Accountants              Fax (306) 934-6233
OMITTED]             600 - 128 Fourth Avenue South      Internetwww.kpmg.ca
                     Saskatoon SK   S7K 1M8





                                AUDITORS' REPORT
                                ----------------



To the Shareholders of Shore Gold Inc.:

We have audited the consolidated balance sheets of Shore Gold Inc. as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP

Chartered Accountants


Saskatoon, Canada
March 27, 2006


                                             Shore Gold Inc.
                                       (A Development Stage Entity)
                                       Consolidated Balance Sheets

                                                                      December 31,        December 31,
                                                                          2005                2004
                                                                     (in thousands)      (in thousands)
                                                                   -------------------  ------------------
Assets

      Current assets:

           Cash and cash equivalents                                     $    261,677        $     28,684
           Receivables                                                          5,160                 928
           Prepaids                                                               588                   3
                                                                   -------------------  ------------------

                                                                              267,425              29,615

      Mineral properties (note 3)                                             507,288              33,422
      Investment in Wescan Goldfields Inc. (note 5)                             1,212                 337
      Property and equipment (note 6)                                             827                  93
                                                                   -------------------  ------------------

                                                                         $    776,752        $     63,467
                                                                   ===================  ==================

Liabilities & Shareholders' Equity

      Current liabilities:

           Accounts payable and accrued liabilities (note 7)             $     14,777         $     1,966

      Future income tax liability (note 11)                                   147,649                   -

      Shareholders equity:

           Share capital (note 8)                                             600,447              68,181
           Contributed surplus (note 8(j))                                     31,024               1,974
           Deficit                                                            (17,145)             (8,654)
                                                                   -------------------  ------------------

                                                                              614,326              61,501
                                                                   -------------------  ------------------

      Commitments and Contingencies (note 13)                            $    776,752        $     63,467
                                                                   ===================  ==================

      On behalf of the Board:



      /s/ Arnie E. Hillier           /s/ A. Neil McMillan
      --------------------           --------------------
      Arnie E. Hillier               A. Neil McMillan
      Director                       Director


                                                     Shore Gold Inc.
                                               (A Development Stage Entity)
                                       Consolidated Statements of Loss and Deficit



                                                                            2005                 2004                  2003
                                                                       (in thousands)       (in thousands)        (in thousands)
                                                                     -----------------   -------------------    -----------------
Revenue

      Interest                                                          $      3,367          $       232           $       102
                                                                     -----------------   -------------------    -----------------

Expenses

      Administration                                                           7,743                  926                   469

      Consulting & professional fees                                           2,713                  595                   565

      Corporate development                                                    1,835                  464                   221
                                                                     -----------------   -------------------    -----------------

                                                                              12,291                1,985                 1,255
                                                                     -----------------   -------------------    -----------------


Loss before the undernoted items                                              (8,924)              (1,753)               (1,153)


      Share of loss in Wescan Goldfields Inc. (note 5)                           (74)                 (29)                    -

      Gain on dilution of interest in Wescan Goldfields Inc. (note 5)            947                  349                     -

      Amortization                                                               (63)                 (21)                  (19)

      Income taxes (note 11)                                                    (377)                 (20)                  (23)
                                                                     -----------------   -------------------    -----------------


Net loss                                                                      (8,491)              (1,474)               (1,195)


Deficit, beginning of year as previously reported                             (8,654)              (6,140)               (4,945)

Effect of change in accounting policy (note 8(h))                                  -                 (841)                    -

Dividends                                                                          -                  199                     -
                                                                     -----------------   -------------------    -----------------

                                                                       $    (17,145)          $    (8,654)         $     (6,140)
Deficit, end of year                                                 =================   ===================    =================


Net loss per share
      Basic and diluted (note 9)                                               (0.08)               (0.03)                (0.03)

Weighted average number of shares outstanding                                101,502               54,369                36,794



                                                    Shore Gold Inc.
                                              (A Development Stage Entity)
                                         Consolidated Statements of Cash Flows



                                                                           2005               2004                2003
                                                                      (in thousands)     (in thousands)      (in thousands)
                                                                     -----------------  -----------------  -------------------
Cash provided by (used in):

Operations:

    Net loss                                                             $    (8,491)       $    (1,474)        $     (1,195)

    Non cash items:

      Amortization                                                                63                 21                   19

      Gain on dilution of interest in Wescan Goldfields Inc.                    (947)              (349)                   -

      Share of loss in Wescan Goldfields Inc.                                     74                 29                    -

      Fair value of stock options expensed                                      9,030               147                    -

      Future income taxes                                                        254                  -                    -


    Net change in non-cash operating working capital items:

      Prepaids                                                                  (585)                (2)                  11

      Payables and accrued liabilities                                           272                (70)                 (89)
                                                                     -----------------  -----------------  -------------------

                                                                                (330)            (1,698)              (1,254)


Investing:

    Mineral properties                                                       (51,465)           (18,591)             (10,352)

    Recovery of investment in Wescan Goldfields Inc.                                -                247                    -

    Cash acquired on Kensington Resources Ltd. merger                          35,537                  -                    -

    Kensington merger costs                                                   (8,585)                  -                    -

    Property and equipment                                                      (615)               (32)                 (43)


    Net change in non-cash investing working capital items:

      Receivables                                                             (4,196)                 56                (926)

      Payables and accrued liabilities                                          7,905                268               1,724
                                                                     -----------------  -----------------  -------------------

                                                                             (21,419)           (18,052)              (9,597)


Financing:

    Issue of common shares (net of issue costs)                               254,742             44,215               9,646

    Dividends                                                                       -              (192)                   -
                                                                     -----------------  -----------------  -------------------

                                                                             254,742             44,023                9,646
                                                                     -----------------  -----------------  -------------------


Increase in cash and cash equivalents                                        232,993             24,273               (1,205)


Cash and cash equivalents, beginning of year                                  28,684              4,411                5,616
                                                                     -----------------  -----------------  -------------------

                                                                         $   261,677        $    28,684         $      4,411
Cash and cash equivalents, end of year                               =================  =================  ===================


SHORE GOLD INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements (years ended December 31, 2005, 2004 and 2003) (In thousands of Canadian dollars except per share amounts or as otherwise noted)

1.   Nature of operations

Shore Gold Inc. was incorporated under the Canada Business Corporations Act on April 29, 1985. Shore Gold Inc. and its subsidiaries (collectively, "Shore" or "the Company") are engaged primarily in the exploration for and the development, mining and sale of precious metals and gems. Substantially all of the Company's efforts are devoted to the exploration and development of its mineral properties. The Company has not earned significant revenue and is therefore, considered to be in the development stage with respect to its current mineral property holdings.

2.   Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as disclosed in note 15, conform in all material respect with accounting principles generally accepted in the United States. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Areas of significance requiring the use of management estimates relate to the determination of the recoverability of capitalized mineral exploration costs and the determination of future income tax assets and liabilities. Actual recovered amounts could differ from those estimates.

A summary of significant accounting policies is as follows:

Consolidation principles
------------------------

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method.

Cash and cash equivalents
-------------------------

Cash and cash equivalents includes cash, cash-in-trust and short-term investments that, on acquisition, have a term to maturity of three months or less. Cash-in-trust includes amounts in trust with transfer agents or legal firms where there are no restrictions on its use.

Mineral properties
------------------

Subject to compliance with Provincial Mineral Regulations, the Company holds the right to explore for and develop mineral resources on various Crown property dispositions within the Province of Saskatchewan. These rights are classified as mineral properties for financial statement purposes.

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production from a property, the related accumulated costs are amortized using the unit of production method over estimated recoverable reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable reserves, the ability to obtain the necessary financing to establish the existence of reserves and to complete the development of such reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contain economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditures are required and proceeds exceed costs, the excess proceeds are reported as a gain.

Investments
-----------

Investments in companies over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the Company includes its proportionate equity interest of earnings (losses) of such companies.

Property and equipment
----------------------

Property and equipment purchases are recorded at cost and are amortized using the declining balance method except for leasehold improvements, which are amortized on a straight-line basis over a term equal to the remaining life of the current lease agreement plus one renewal term. Annual amortization rates are as follows:

                  Automotive equipment                        30%
                  Computer equipment                          30%
                  Computer software                           100%
                  Furniture and equipment                     20%


Future income taxes
-------------------

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is recognized in earnings in the period which includes the enactment date. Future income tax assets and liabilities are recorded in the financial statements if realization is considered more likely than not. The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

Flow-through shares
-------------------

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carryfowards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

Per share amounts
-----------------

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds received on exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

Stock-based compensation
------------------------

The Company has a share option plan that is described in note 8(g).

Options granted under the share option plan on or after January 1, 2002 are accounted for using the fair-value method. Under this method, the fair value of stock options granted is measured at estimated fair value at the grant date and recognized over the vesting period. In accordance with the section 3870, "Accounting for Stock-Based Compensation and Other Stock-Based Payments, the Company elected to retroactively adopt this standard effective January 1, 2004 without restatement of prior periods. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus on options granted after January 1, 2002 is transferred to share capital. Previously, no compensation expense was recognized when stock options were granted to employees, officers and directors ("Grantees") and any consideration paid by Grantees upon exercise of these stock options was credited to share capital.

3.   Mineral properties

     Mineral properties is made up of the following:

    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
                                                                         Other
                                                Star      Fort a la     Diamond
                                              Property      Corne     Properties      Gold
                                                (a)       Propety (b)      (c)      Properties     Total
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
    Balance, December 31, 2003               $   14,627   $        -   $      103   $     271   $   15,001
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
       Expenditures during 2004
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
       Acquisition & staking                          5            -            -           -            5
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
       Exploration:
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Personnel                              1,527            -            -           -        1,527
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Recording fees & permits                  78            -            -           -           78
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Drilling                              13,662            -            -           -       13,662
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Equipment                              2,209                                              2,209
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Geophysical                               28            -            -           -           28
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Sampling/assaying                        632            -            -           -          632
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Field/project supplies                   384            -            -           -          384
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Travel                                   167            -            -           -          167
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
       Disposal of mineral properties                                                   (271)        (271)
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
    Balance, December 31, 2004                $  33,319   $        -   $      103   $       -  $    33,422
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
       Expenditures during 2005
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Acquisition & staking (note 4)           402      418,814            -           -      419,216
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Intangibles (d)                            -       10,037            -           -       10,037
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
           Exploration:
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Personnel                            7,641           28            -           -        7,669
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Recording fees & permits                47           65            -           -          112
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Drilling/Pre-feasibility            31,619        2,568            -           -       34,187
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Equipment                            1,516            -            -           -        1,516
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Geophysical                              -            -            -           -            -
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Sampling/assaying                      561            -            -           -          561
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Field/project supplies                 186            -            -           -          186
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
             Travel                                 382            -            -           -          382
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------
    Balance, December 31, 2005                $  75,673   $  431,512   $      103    $      -   $  507,288
    ---------------------------------------- ----------- ------------ ------------ ----------- ------------

     The Company has not yet determined whether any of its mineral properties contain economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

a)   Star Property
     -------------

     At December 31, 2005 the Company holds a 100% interest in the Star Property, consisting of certain mineral dispositions located in the Fort a la Corne kimberlite field approximately 60 kilometers east of Prince Albert, Saskatchewan. The majority of expenditures incurred by the Company over the past two years have been on exploring this property, including bulk sampling and the commencement of a pre-feasibility study.

b)   Fort a la Corne Property
     ------------------------

     The Company, through it's wholly owned subsidiary, Kensington Resources Ltd. ("Kensington") holds a 42.245% interest in certain mineral claims in the Fort a la Corne area of Saskatchewan. Other interests in the property are as follows: De Beers Canada Inc. ("De Beers")(42.245%), UEM Inc.("UEM")(10% carried) and Cameco Corporation ("Cameco")(5.51%).

c)   Other Diamond Properties
     ------------------------

     At December 31, 2005 the Company holds a 100% interest in two additional diamond properties located northwest of the Fort a la Corne kimberlite field area known as the Foxford/Birchbark and Weirdale properties.

d)   Intangibles
     -----------

     Shore entered into a voting arrangement with Cameco and UEM relating to the Fort a la Corne Property. Pursuant to this arrangement, these parties have agreed to vote with Shore on all operating decisions over a term up to seven years in exchange for a cash payment of $10 million by Shore.

     The voting arrangement became effective October 31, 2005 and expires October 31, 2012. The cost of the arrangement is being amortized over its estimated useful life of 7 years with amortization calculated on a straight-line basis and is capitalized to mineral properties. A summary is as follows:

     ---------------------------------------------------------------------------
     Cost of voting arrangement, including acquisition costs            $10,282
     Less: amount amortized to mineral properties                           245
     ---------------------------------------------------------------------------
                                                                        $10,037
     ===========================================================================

4.  Merger with Kensington Resources Ltd.

     On August 15, 2005 Shore and Kensington announced the signing of a definitive agreement (the "Combination Agreement") to merge the two companies. On October 21, 2005, the shareholders of Kensington approved the Plan of Arrangement ("the Plan") as contemplated in the Combination Agreement. On October 28, 2005 the Supreme Court of the Yukon Territory approved the merger between Shore and Kensington.

     Pursuant to the Combination Agreement and the Plan of Arrangement, Shore issued an aggregate of 51,706,786 common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington to the former shareholders of Kensington as at October 28, 2005. An additional 6,879,962 common shares were reserved for issuance pursuant to options, warrants and broker warrants held by the former security holders of Kensington.

     The purchase price, based on the fair value of common shares, options, and warrants issued by Shore on October 28, 2005 at a value determined as the average share price of Shore shares two days before and after August 15, 2005, the date the merger was agreed to and announced, is $291.7 million plus merger costs of $8.6 million. The merger was accounted for using the purchase method with Shore being identified as the acquirer. The results of operations of Kensington are included in Shore's consolidated financial statements from the effective date of the merger. The allocation of the purchase price is summarized below:

    ----------------------------------------------------------------------------------------------------
    Net assets acquired:
      Working capital, including cash of $35,537                                           $    30,919
      Property and equipment                                                                       182
      Mineral properties                                                                       418,814
      Future income tax liabilities                                                           (149,611)
    ----------------------------------------------------------------------------------------------------
    Total net assets acquired                                                              $   300,304
    ====================================================================================================

    Purchase price financed by:
       Common shares of Shore (51,706,786 shares at $5.25)                                 $   271,461
       Fair value of Shore options issued to Kensington option holders (1)                      11,584
       Fair value of Shore warrants and broker warrants  issued to Kensington  warrant
           and broker warrant holders (2)                                                        8,674
       Transaction costs                                                                         8,585
    ----------------------------------------------------------------------------------------------------
    Total purchase price                                                                   $   300,304
    ====================================================================================================

     (1) On October 28, 2005 Kensington had outstanding 4,610,000 options that were exchanged for Shore options at a rate of 0.64:1. The options were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 68%, risk-free rate of return of 4%, expected dividend of 0%, and expected term of 3.5 years

     (2) On October 28, 2005 Kensington had 6,139,940 warrants and broker warrants outstanding that were exchanged for Shore warrants, which entitled the holder to 0.64 shares of Shore shares upon exercise. The warrants were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 86%, risk-free rate of return 4%, expected dividend of 0%, and expected term of 0.8 years.


5.   Investment in Wescan Goldfields Inc.

     During 2004, the Company transferred its ownership interests in all its gold properties to its then wholly owned subsidiary Wescan Goldfields Inc. ("Wescan") in exchange for 12,000,000 common shares of Wescan. Subsequent to the acquisition of the gold properties, Wescan filed an Initial Public Offering ("IPO"). The IPO also qualified for distribution of a dividend-in-kind of a portion of the Company's common shares in Wescan to the Company's shareholders of record as of September 10, 2004. This resulted in the Company distributing 3,529,995 of its Wescan shares to its shareholders on the basis of one Wescan share for every ten Shore shares held as of September 10, 2004. A number of Shore shareholders either did not elect to receive or did not qualify under existing regulations to receive a dividend-in-kind and received a cash dividend instead. This resulted in the Company issuing a cash dividend to those shareholders equal to $0.10 for every ten shares of Shore held for a total cash dividend of $192,080. A portion of these shares has been escrowed and is scheduled for release to the Company over three years. During 2005, Shore's ownership was diluted down to 18.1% (2004 - 27.3%) as a result of various private placements and option and warrant exercises. The dilution resulted in a gain of $947,397.

     At December 31, 2005, Shore or its wholly owed subsidiaries held 8,474,086 (2004 - 8,470,105) shares of Wescan. During the year Shore's weighted average investment in Wescan was 23.4%. Shore has accounted for its interest in Wescan on an equity basis. As at December 31, 2005, 60% of these shares were held in Escrow and scheduled for release over the next 24 months.

     The investment in Wescan Goldfields Inc. consists of the following:

     --------------------------------------------------------------------------
     Initial investment on transfer of gold properties                 $   271
     Share of losses to date of initial public offering                   (247)
     --------------------------------------------------------------------------
     Investment immediately prior to initial public offering           $    24
     Dividend -in-kind                                                      (7)
     Gain on dilution in equity investment                                 349
     Share of losses                                                       (29)
     --------------------------------------------------------------------------
     Balance at December 31, 2004                                      $   337
     Fair value of Wescan shares held by Kensington Resources
          Ltd.  upon amalgamation                                            2
     Gain on dilution in equity investment                                 947
     Share of losses                                                       (74)
     --------------------------------------------------------------------------
     Balance at December 31, 2005                                      $ 1,212
     ==========================================================================

     Wescan Goldfields Inc. is publicly traded on the TSX Venture exchange. The trading value of the Company's equity interest in Wescan Goldfields Inc. at December 31, 2005 is $8,389,000 (2004 - $2,372,000).

6.   Property and equipment

     Property and equipment is made up of the following:

     ---------------------------------------------------------------------------------------
                                                                    2005            2004
                                                 Accumulated      Net Book        Net Book
                                    Cost        Amortization        Value          Value
     ---------------------------------------------------------------------------------------
     Automotive equipment             $38             $ 6             $32             $-
     Computer equipment               112              48              64             19
     Computer software                  7               3               4              -
     Furniture & equipment            382              45             337             27
     Leasehold improvements           433              43             390             47
     ---------------------------------------------------------------------------------------
                                     $972            $145            $827            $93
     =======================================================================================

7.  Accounts payable and accrued liabilities

     At December 31, accounts payable and accrued liabilities consisted of the following:

                                                                  2005                 2004
    ----------------------------------------------------------------------------------------
    Trade payables                                              $6,035               $1,278
    Accrued liabilities                                          1,520                  688
    Property cash calls accrued                                  7,222                    -
    ----------------------------------------------------------------------------------------
                                                               $14,777               $1,966
    ========================================================================================

8.   Share capital

     Authorized
     ----------

     The authorized share capital of the Company consists of unlimited common shares.

     The common shares of the Company are entitled to dividends pro-rated and when declared by the Board of Directors; to one vote per share at meetings of the shareholders of Shore Gold Inc. and, upon dissolution or any other distribution of assets, to receive pro-rated such assets of the Company as are distributable to the holders of the common shares.


     Issued and outstanding (in thousands)
                                                       2005                               2004
                                       ------------------------------------ ---------------------------------
                                           Common                            Common
                                           Shares    Warrants     Amount     Shares     Warrants     Amount
     --------------------------------------------------------------------------------------------------------
     Balance, beginning of year              68,539    9,333       $68,181    43,138       5,175     $24,713
       Common shares issued (a)                   -                      -     6,470       3,235      11,000
       Common shares issued (b)                   -                      -    12,564       6,282      27,640
       Common shares issued (c)              21,200                116,600         -                       -
       Common  shares issued (note 4)        51,707    5,434       271,461         -                       -
       Common shares issued (d)              17,150                120,050         -                       -
       Warrants  exercised/expired (e)        9,333   (9,333)       23,683     5,258      (5,359)      7,000
       Broker  warrants  exercised (f)        1,443                  4,609       775                   1,479
       Options exercised (g)                  1,143                  3,936       334                     682
       Issue costs                                -                 (8,073)        -                  (4,333)
     --------------------------------------------------------------------------------------------------------
     Balance, end of year                   170,515    5,434      $600,447    68,539       9,333     $68,181
     ========================================================================================================

a)   Common shares
     -------------

     During 2004, the Company issued 6,470,589 units for gross proceeds of $11,000,001. Each unit consisted of one common share in the capital of the Company and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one common share at an exercise price of $2.10 for a period of 12 months from the closing date.

b)   Common shares
     -------------

     During 2004, the Company issued 12,563,673 units for gross proceeds of $27,640,081. Each unit consisted of one common share in the capital of the Company and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one common share at an exercise price of $2.75 for a period of 12 months from the closing date.

c)   Common shares
     -------------

     During March of 2005 the Company issued, through a public offering, 21,200,000 shares for gross proceeds of $116,600,000.

d)   Common shares
     -------------

     During November of 2005 the Company issued, through a public offering, 17,150,000 shares for gross proceeds of $120,050,000.

e)   Warrants
     --------

     On certain issues of common shares, the Company attached warrants to the common shares entitling the holder to acquire additional common shares of the Company. A summary of the outstanding warrants (in thousands) is as follows:
                                                                        Average
                                                      Warrants           Price
     --------------------------------------------------------------------------
     Balance - December 31, 2003                         5,175            1.31
     Granted                                             9,517            2.53
     Exercised/expired                                  (5,359)           1.33
     --------------------------------------------------------------------------
     Balance - December 31, 2004                         9,333            2.54
     Granted                                                 -               -
     Issued on Kensington merger                         5,434            2.43
     Exercised                                          (9,333)           2.54
     --------------------------------------------------------------------------
     Balance - December 31, 2005                         5,434           $2.43
     ==========================================================================

     As part of the merger between the Company and Kensington each outstanding warrant of Kensington became a warrant of the Company. At October 28, 2005 there were 5,434,358 warrants of Kensington which entitled the holder to
     0.64 shares of Shore for a total of 3,477,989 shares of Shore being issued upon exercise.

     As at December 31, 2005 the warrants outstanding (in thousands) were as follows:

     Number                          Exercise Price           Expiry date
     ---------------------------------------------------------------------
     5,029                                     2.50           May 6, 2006
       405                                     1.55        March 24, 2006
     ---------------------------------------------------------------------
     5,434                                     2.43
     =====================================================================

f)   Broker warrants and broker unit warrants
     ----------------------------------------

     On certain issuances of common shares, the Company granted either broker unit warrants or broker warrants as partial consideration to the agent for services associated to such share issues. A summary of the outstanding broker warrants (in thousands) is as follows:


                                            Broker    Average       Underlying        Average
                                          Warrants      Price         Warrants          Price
     ---------------------------------------------------------------------------------------
     Balance - December 31, 2003               775      $1.53            226          $2.10
     Granted                                   795       2.20            398           2.75
     Exercised                                (775)      1.53              -              -
     ---------------------------------------------------------------------------------------
     Balance - December 31, 2004               795       2.20            624           2.51
     Granted                                     -          -              -              -
     Issued on Kensington merger               348       3.28            104           3.91
     Exercised                                (819)      2.20           (624)          2.51
     ---------------------------------------------------------------------------------------
     Balance - December 31, 2005               324      $3.28            104          $3.91
     =======================================================================================

     As part of the merger with Kensington each outstanding broker warrant of Kensington became a broker warrant of the Company. At October 28, 2005 there were 543,579 broker warrants and attached underlying warrants of 162,000 of Kensington which entitled the holder to 347,890 and 103,680 shares of Shore being issued upon exercise, respectively. Kensington broker warrants and underlying warrants expire May 6, 2006.

     The broker warrants issued in 2004 were fair valued using the Black-Scholes option-pricing model at $1,366,977 (2003 - $92,814).

g)   Share option plan
     -----------------

     The Company has established a share option plan whereby options may be granted to directors, officers, consultants and employees to purchase common shares of the Company. On February 2, 2005, the Company amended its stock option plan so that the maximum number of common shares issuable under the plan was changed from a fixed maximum to a rolling maximum of 10% of the issued and outstanding shares. As at December 31, 2005, the number of shares reserved under the plan is 14,613,400. Options granted have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Shore on the trading day prior to the date on which the option is granted. Options granted vest immediately and have varying expiration dates between 4 and 5 years from the date of the grant of the options.

     During 2005, the Company granted 3,696,000 (2004 - 800,000) options to officers, directors, consultants and employees. The fair value of these options was determined using the Black-Scholes option-pricing model with the following assumptions:

                                                   2005        2004       2003
     ---------------------------------------------------------------------------
     Number of options granted (in thousands)       3,696       800       1,925
     Average strike price                           $5.74     $1.96       $0.90
     Expected dividend                                  -         -           -
     Expected volatility                           62.18%    61.10%      56.30%
     Risk-free interest rate                        4.05%     3.49%       3.93%
     Expected life of options                        5.00      4.93        3.38

     Weighted average grant date fair values      $12,565      $248        $784


     The fair value of the options granted and vested during 2005, using the Black-Scholes option-pricing model was $12,565,389 (2004 - $247,680). Of this amount, $3,535,467 (2004 - $100,620) was capitalized as an addition to mineral properties and $9,029,922 (2004 - $147,060) was expensed with a corresponding increase of $12,565,389 (2004- $247,680) to contributed surplus.

     For options outstanding (in thousands) at December 31, 2005, 2004 and 2003, weighted average exercise prices are as follows:

                                                                        Average
                                                         Options         Price
     ---------------------------------------------------------------------------
     Balance December 31, 2002                             1,550          $0.47
     Granted                                               1,925           0.90
     Exercised                                            (1,543)          0.55
     ---------------------------------------------------------------------------
     Balance December 31, 2003                             1,932          $0.84
     Granted                                                 800           1.96
     Exercised                                              (334)          0.81
     ---------------------------------------------------------------------------
     Balance December 31, 2004                             2,398          $1.22
     Granted                                               3,696           5.74
     Issued on Kensington merger                           2,950           1.70
     Exercised                                            (1,143)          1.20
     ---------------------------------------------------------------------------
     Balance December 31, 2005                             7,901          $3.52
     ===========================================================================

     For options outstanding (in thousands) at December 31, 2005, all of which are exercisable, the range of exercise prices; weighted average exercise price and the weighted average remaining contractual life is as follows:

                                 Options
     Option Price            Outstanding    Weighted Average    Weighted Average
     Per Share         December 31, 2005      Exercise Price      Remaining Life
     ---------------------------------------------------------------------------
     $0.00 - 0.99                   850               $0.78          1.87 years
     $1.00 - 1.99                 2,175                1.37          2.16 years
     $2.00 - 2.99                   823                2.12          3.36 years
     $3.00 - 3.99                 1,207                3.09          3.76 years
     $4.00 - 4.99                   701                4.58          4.50 years
     $5.00 - 5.99                   120                5.46          4.62 years
     $6.00 - 6.99                    40                6.34          4.79 years
     $7.00 - 7.99                 1,985                7.33          4.86 years
     ---------------------------------------------------------------------------
                                  7,901               $3.52          3.44 years
     ===========================================================================

h)   Change in accounting policy
     ---------------------------

     Effective January 1, 2004, CICA Handbook Section 3870 was revised, requiring that a fair value based method of accounting be applied to direct awards of stock. The revision permitted to use the fair value method of accounting for direct awards of stock issued after January 1, 2002. In accordance with the section, the Company elected to retroactively adopt this standard effective January 1, 2004 without restatement of prior periods.

     For the year ended December 31, 2003, the Company's pro forma expense attributable to stock options was $738,075 and pro forma net loss for the year was $1,933,426 and basic and diluted loss per share was $0.05. During 2003, the Company also granted stock options to certain contractors with a fair-value as determined using the Black-Scholes model of $46,169. This amount was capitalized as an addition to mineral properties

     The cumulative effect of the change in accounting policy, adopted January 1, 2004 with respect to accounting for stock-based compensation was as follows:

     Year                                                               Amount
     --------------------------------------------------------------------------
     2002                                                                 $103
     2003                                                                  738
     --------------------------------------------------------------------------
     Amount charged to 2004 opening deficit                               $841
     ==========================================================================

i)   Shareholder protection rights plan
     ----------------------------------

     The directors of the Company approved a shareholder protection rights plan ("Rights Plan") on January 19, 2005. In the event a bid to acquire control of the Company is made, the Rights Plan is designed to give the directors of the Company time to consider alternatives to allow shareholders to receive full and fair value for their shares. In the event that a bid, other than a permitted bid, is made, shareholders become entitled to exercise rights to acquire common shares of the Company at 50 percent of market value. This would significantly dilute the value of the bidder's holdings.

j)   Contributed surplus
     -------------------

     The fair-value of certain stock options, warrants and broker warrants have been valued using the Black-Scholes option-pricing model. The fair-value on the grant of these securities is added to contributed surplus. Upon exercise, the corresponding amount of contributed surplus related to the security is removed from contributed surplus and added to share capital. A summary of the contributed surplus activity is as follows:

                                                                           2005        2004
     ---------------------------------------------------------------------------------------
     Balance - beginning of year                                        $ 1,974       $ 750
     Fair value of options granted                                       12,565         248
     Fair value of broker warrants granted                                    -       1,367
     Fair value of options from Kensington merger                        11,584           -
     Fair value of warrants and broker warrants  from Kensington
     merger                                                              8,674            -
     Less: contributed surplus related to options exercised             (2,556)         (97)
     Less: contributed surplus related to warrants exercised               (51)           -
     Less: contributed surplus related to broker warrants exercised     (1,166)        (294)
     ---------------------------------------------------------------------------------------
     Balance - end of year                                              $31,024      $1,974
     =======================================================================================

9.   Per share amounts

     Basic loss per common share is computed by dividing net loss applicable to common shares by the weighted average number of common shares issued and outstanding for the relevant period. Diluted loss per common share is computed by dividing net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The calculation of loss per share amounts is based on the following:

                                                              2005         2004        2003
     ---------------------------------------------------------------------------------------
     Numerator:
         Loss applicable to common shares                  $ 8,491       $1,474      $1,195
     Denominator:
         Weighted average common shares outstanding        101,502       54,369      36,794
     ---------------------------------------------------------------------------------------

     Basic and diluted loss per common share                $ 0.08       $ 0.03      $ 0.03
     =======================================================================================

     Excluded from the calculation of diluted loss per common share were the effects of outstanding options and warrants as the effect on basic loss per share would be anti-dilutive.

10.  Related party transactions

     During the year ended December 31, 2005, management and consulting fees of $887,334 (2004 - $668,020; 2003 - $1,188,797) were paid to directors, officers and companies controlled by common directors; of these fees, $233,583 (2004 - $239,660; 2003 - $141,917) was capitalized as additions to mineral properties; $387,084 (2004 - $215,480; 2003 - $120,000) was included as administration expense, and $266,667 (2004 - $212,880; 2003 - $188,805) was included as consulting and professional fees expense. The fair-value of stock-based compensation related to directors and officers of the Company during the year ended December 31, 2005 was $6,167,510 (2004 - $178,020; 2003 -$566,955).

     The above transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The fair-value of stock-based compensation was determined using the Black-Scholes model.

11.  Income taxes

     The significant components of future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

                                                                                2005        2004
     --------------------------------------------------------------------------------------------
      Future income tax assets
        Non-capital loss carry forwards                                  $     5,839    $  2,492
         Share issue costs                                                     4,669       1,112
     --------------------------------------------------------------------------------------------
      Future income tax assets before valuation allowance                     10,508       3,604

      Future income tax liabilities
      Investments                                                            $  (187)   $    (26)
      Mineral properties                                                    (157,970)     (2,442)
     --------------------------------------------------------------------------------------------
      Future income tax liabilities                                         (158,157)     (2,468)
     Net future income tax asset (liability) before valuation allowance     (147,649)      1,136
       Less: valuation allowance                                                    -     (1,136)
     --------------------------------------------------------------------------------------------
     Net future income tax asset (liability)                              $ (147,649)   $      -
     ============================================================================================

     The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

                                                       2005      2004      2003
     ---------------------------------------------------------------------------
     Loss before income taxes                        $8,114    $1,454   $1,172
       Combined federal and provincial tax rate         43%       44%       45%
     ---------------------------------------------------------------------------
     Expected tax recovery                           (3,489)     (640)     (527)
     Increase (decrease) in taxes resulting from:
         Non-deductible stock option expenses         3,883        65        -
         Other non-deductible amounts                    53        24        3
         Tax effect on dilution gain                   (204)      (77)       -
         Tax benefits of losses not recognized            -      (314)       -
         Effect of change in effective tax rates         11         -        -
         Change in valuation allowance                    -       942     (524)
     ---------------------------------------------------------------------------
     Future income tax expense                          254         -        -
     Large corporations tax                             123        20       23
     ---------------------------------------------------------------------------
     Provision for income taxes                      $  377      $ 20     $ 23
     ===========================================================================

     During the year the Company paid $47,000 (2004 - $ 20,000; 2003 - $0) in large corporations taxes.

     At December 31, 2005, the Company had operating losses for income tax purposes approximating $14,920,000 that are available to reduce taxes in future years and expire over the period to the year 2012.

12.  Financial instruments

     Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, receivables and payables and accrued liabilities approximate their recorded amounts due to their short-term nature.

13.  Commitments and Contingencies

i.   Commitments
     -----------

     The Company, through its wholly owned subsidiary Kensington, is committed to spend $10,000,190 of qualifying Canadian Exploration Expenses as defined by the Canadian Income Tax Act prior to December 31, 2006.

     As at December 31, 2005, the Company is committed to operating leases for office space and various equipment as follows:

     Year
     -------------------------------------------------------------------------
     2006                                                               $ 513
     2007                                                                 179
     2008                                                                 185
     2009                                                                 187
     2010                                                                 166
     Thereafter                                                           613
     -------------------------------------------------------------------------
     Total                                                             $1,843
     =========================================================================

ii.  Contingencies
     -------------

     On February 6, 2006, De Beers issued a statement of claim in the Court of Queen's Bench for Saskatchewan which named Shore, Kensington (which is a wholly-owned subsidiary of Shore),

     Cameco and UEM as defendants. The claim is for a declaration that the voting arrangement dated October 31, 2005 among Shore, Cameco and UEM is void and is seeking an injunction restraining Shore from interfering with the independent exercise of votes by Cameco or UEM under the operating agreement; restraining Cameco and UEM from accepting voting instructions from Shore and for damages against Shore for interference with economic relations and inducing breach of contract.

     The defendants are contesting the claim and a hearing on the merits was held on March 16, 2006 with a decision expected to be released in April of 2006.

     Management is of the opinion, after review with legal counsel, that the claim is without merit and that the outcome of this action will not have a material financial impact on the financial position, results of operations and cash flows of the Company.

14.  Comparative Figures

     Certain prior years' balances have been reclassified to conform to the current financial statement presentation.

15.  Differences from United States accounting principles

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The Company monitors differences between generally accepted accounting principles ("GAAP") in Canada and the United States ("U.S."), none of which have a material effect on the financial statements except as summarized below:

     a)  Balance Sheet
         -------------

                                                                              2005                 2004
--------------------------------------------------------------------------------------------------------
Mineral properties - Canadian GAAP                                    $    507,288         $     33,422
   Cumulative exploration expenditures expensed under U.S. GAAP (i)        (82,062)             (28,373)
   Adjustment to purchase price on Kensington merger (ii)                  (36,553)                   -
--------------------------------------------------------------------------------------------------------
Mineral properties - U.S. GAAP                                        $    388,673         $      5,049
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Investment in Wescan Goldfields Inc. - Canadian GAAP                  $      1,212         $        337
     Increase in share of losses due to cumulative exploration
     expenditures being expensed under U.S. GAAP (ii)                        (236)                   (5)
--------------------------------------------------------------------------------------------------------
Investment in Wescan Goldfields Inc. - U.S. GAAP                      $        976         $        332
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Future income tax liability - Canadian GAAP                           $    147,649         $          -
   Adjustment to purchase price on Kensington merger (ii)                  (36,553)                   -
   Future income tax recovery (i)                                           (9,800)                   -
--------------------------------------------------------------------------------------------------------
Future income tax liability - U.S. GAAP                               $    101,296         $          -
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Share capital - Canadian GAAP                                         $    600,447         $     68,181
   Cumulative adjustment for flow-through share premiums (iii)                (473)                (473)
--------------------------------------------------------------------------------------------------------
Share capital - U.S. GAAP                                             $    599,974         $     67,708
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Contributed Surplus - Canadian GAAP                                   $     31,024         $      1,974
   Reverse effect of change in accounting policy (v)                          (841)                (841)
--------------------------------------------------------------------------------------------------------
Contributed Surplus - U.S. GAAP                                       $     30,183         $      1,133
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Deficit - Canadian GAAP                                               $     17,145         $      8,654
   Cumulative exploration expenditures (i)                                  82,062               28,373
   Future income tax recovery (i)                                           (9,800)                   -
   Cumulative increase in equity loss (iii)                                    236                    5
   Cumulative future income tax expense (recovery) on
     renunciation of flow-through shares (iii)                                (473)                (473)
   Reverse effect of change in accounting policy (v)                          (841)                (841)
--------------------------------------------------------------------------------------------------------
Deficit - U.S. GAAP                                                   $     88,329         $     35,718
--------------------------------------------------------------------------------------------------------
Shareholder's Equity - U.S. GAAP                                      $    541,828         $     33,123
--------------------------------------------------------------------------------------------------------

     b)  Statement of Loss
         -----------------

                                                                     2005        2004         2003
----------------------------------------------------------------------------------------------------
 Net loss - under Canadian GAAP                              $    (8,491)    $ (1,474)    $  (1,195)

  Exploration expenditures (i)                                   (53,689)     (16,144)       (7,580)
  Future income tax recovery (i)                                   9,800            -            -
  Increase in equity loss (iii)                                     (231)          (5)           -
  Renunciation of tax deductions on flow-through shares(iv)            -           66           245
----------------------------------------------------------------------------------------------------
Net loss per share under U.S. GAAP                           $   (52,611)    $(17,557)    $ (8,530)
----------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                           $   (52,611)    $(17,557)    $ (8,530)
----------------------------------------------------------------------------------------------------
Loss per share under U.S. GAAP
    Basic and diluted                                        $      0.52     $   0.32     $   0.23
----------------------------------------------------------------------------------------------------

i)       Mineral property exploration expenditures
         -----------------------------------------

         Mineral property exploration expenditures are capitalized in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, subsequent development costs of the property are capitalized.

         The tax benefit on the post Kensington merger exploration expenditures that have been expensed under U.S. GAAP result in a recovery of taxes and a corresponding reduction to future income tax liability.

ii)      Adjustment to purchase price on Kensington Merger
         -------------------------------------------------

         For U.S. GAAP purposes, the tax benefit resulting from the write-off of exploration expenditures pursuant to U.S. GAAP has been reduced by a valuation allowance. Since the acquisition of Kensington will allow the benefit of the tax asset to be realized, the valuation allowance is reduced and the mining interests were adjusted in the purchase equation.

iii)     Equity loss
         -----------

         Under Canadian GAAP, the Company has accounted for its interest in Wescan Goldfields Inc. ("Wescan") on an equity basis. For U.S. GAAP purposes, Wescan would be required to expense all exploration expenditures related to unproven mineral properties as incurred. This adjustment would increase the Company's share of Wescan losses under U.S. GAAP.

iv)      Flow-through share premiums
         ---------------------------

         Under U.S. GAAP, the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance is recorded as a liability with a corresponding reduction to share capital. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premiums are recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools.

v)       Stock-based compensation
         ------------------------

         Statement of Financial Accounting Standards ("FAS") No. 123, Accounting for Stock-based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair-value based method of accounting for employee stock options, but also allows an entity to measure compensation costs related to stock-based compensation plans using the intrinsic value method with pro-forma disclosure of the impact of using the fair-value method. The latter application was allowed under Canadian GAAP prior to January 1, 2004 after which the Company adopted the fair-value method of accounting for employee compensation plans under Canadian GAAP. Pursuant to the transitional rules, a company that adopted this accounting treatment effective January 1, 2004 may retroactively adopt this standard without restatement of prior periods back to January 1, 2002. The effect of the change in policy on the balance sheet at January 1, 2004 was to increase the Company's deficit by $841,000.

         For U.S. GAAP purposes the Company applied the modified prospective method of adopting FAS No. 123 as permitted by FAS No. 148 Accounting for Stock Based Compensation - Transition and Disclosure and Amendment FAS 123, as of January 1, 2004. Since the Company's options vested in the year of option grant there was no impact on 2004 earnings (loss) for options granted prior to 2004 and therefore, the stock compensation expense for 2003 and 2002 recorded under Canadian GAAP to opening deficit is reversed.

vi)      New accounting pronouncements
         -----------------------------

         In December, 2004, FAS No. 123 (revised), "Share-Based Payment", was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FAS No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The Company will adopt FAS No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the statement. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

         In December, 2004 the FASB issued FAS. No. 153, "Exchanges on Non-monetary Assets, an amendment of APB Opinion 29". This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations.

         In May, 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3". FAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment would be applied. FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. FAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. FAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this policy to have a material impact on the consolidated financial statements. The Company will adopt FAS No. 154 on January 1, 2006.

                                                                  Document No. 3

MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management Discussion and Analysis is prepared as of March 27, 2006 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. Shore Gold Inc. ("Shore" or "the Company") prepares its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless otherwise indicated. The financial statements have been reconciled to US GAAP and the reconciliation can be found in note 15 of the annual consolidated financial statements.

Overview

During 2005, the Company's exploration efforts continued to be focused on the Fort a la Corne area of central Saskatchewan where its 100% owned Star Diamond Property continues to produce encouraging results. Together with the recently acquired participating interest in the FALC Property, the Company has favorably positioned itself to consider a number of potential scenarios regarding the economics associated with the future development of the entire region.

This past year, Shore focused its attention on advancing its primary exploration asset (the Star Diamond Property) as well as on expanding its holdings in the Fort a la Corne region through the staking of additional claims as well as through the merger with Kensington Resources Ltd. ("Kensington") through which the Company acquired a 42.245% interest in what has become known as the FALC Property. The FALC Property is adjacent to the Star Diamond Property and is known to contain in excess of 70 kimberlitic bodies. The Company also completed two significant financings during 2005 and subsequently has seen its market capitalization increase form a little under $200M just over a year ago to more than $1.2B as at March 27, 2006.

During the first quarter of 2005, Shore announced that a valuation report associated to the first 25,000 tonne bulk sample from the Star Diamond Property had resulted in a modeled value of US$135 per carat. This outcome prompted the Company to announce a $44 million, 30 month pre-feasibility study on the Star Diamond Property, the largest work program outlined for any of the Fort a la Corne kimberlites to date. The pre-feasibility program started in May 2005 and significant progress has been made against the plan thus far. The results of a second valuation report that included diamonds recovered from a further 15,000 tonne bulk sample that forms part of the $44 million pre-feasibility study were released in March 2006. The second valuation exercise revalued the diamonds originally valued from the previous year together with the diamonds recovered from the additional bulk sample material and was successful in meeting its objective of increasing confidence in the modeled diamond values. The most recent valuation report separated the diamond values between kimberlite types identified during the course of the original bulk sample and the additional 15,000 tonne sample. The kimberlite types identified during the bulk sample process included Early; Mid and Late Joli Fou, Cantuar and Pense. The Early Joli Fou was further broken down into two sub-types (Kimberlite Breccia & Pyroclastic). Of particular note was the 1,992.6 carats retrieved from the

Early Joli Fou Kimberlite Breccia which had a modeled value of US$173 per carat. This compares to a modeled value of US$112 for the Early Joli Fou Pyroclastic kimberlite. The Early Joli Fou Kimberlite represents a significant lithology in the Star Diamond Property and the combined modeled value of the two Early Joli Fou sub-types was US$130 per carat.

Based on forecasted programs and budgets for each of the Star Diamond Project and the FALC Property, the two financings completed in 2005 have generated sufficient cash to more than finance all pre-feasibility studies currently contemplated on the Star Diamond and FALC Properties. The first of these financings was completed in March 2005 whereby the Company issued 21.2 million shares realizing gross proceeds of $116.6 million. The second financing of the year in November raised $120.1 million through the issuance of 17.2 million common shares. Newmont Mining Corporation of Canada Limited ("Newmont") acquired a 9.9% interest in the Company by participating in the first financing and participated in the second financing as well to retain their 9.9% interest.

Merger

On August 15, 2005, Shore and Kensington announced their intentions to merge. The proposed arrangement, which was finalized on October 28, 2005, created a consolidated company that has a significant interest in most of the currently known Fort a la Corne kimberlites. Upon completion of the merger, the consolidated company holds a 100% interest in the Star Kimberlite and a 42.245% interest in the FALC Property. As at March 27, 2006, Shore's land holdings in the Fort a la Corne forest comprises a total of 434 mineral claims totaling 187,593 hectares and the land holdings held by the FALC JV consists of 121 claims totaling 22,544 hectares.

The merger was followed by a press release on October 31, 2005 announcing that Shore had entered into a voting arrangement with Cameco Corporation ("Cameco") and UEM Inc. ("UEM") relating to the FALC Property whereby Cameco and UEM have agreed to vote with Shore on all operating decisions (excluding production decisions) to be made by the participants in the FALC JV over a term up to seven years in duration in exchange for $10 million. On February 6, 2006, De Beers issued a statement of claim in the Court of Queen's Bench for Saskatchewan which named Shore, Kensington, Cameco and UEM as defendants. The claim is for a declaration that the voting agreement among Shore, Cameco and UEM is void, for an injunction restraining Shore from interfering with the independent exercise of votes by Cameco or UEM under the FALC JV Agreement and restraining Cameco and UEM from accepting voting instructions from Shore, and for damages against Shore for interference with economic relations and inducing breach of contract.

The named defendants are contesting the claim and arguments by all parties were heard in The Court of Queen's Bench in Saskatoon, Saskatchewan on March 16, 2006. A decision is expected in April of 2006.

Management is of the opinion, after review with legal counsel, that the claim is without merit and that the outcome of this action will not have a material financial impact on the financial position, results of operations and cash flows of the Company.

Star Diamond Property Pre-feasibility Program

Shore's management was able to aggressively pursue its pre-feasibility study announced in May 2005. The announced $44 million, thirty-month, pre-feasibility study includes the extraction of an additional 15,000 tonnes of kimberlite from the existing underground workings as well as 21,000 metres of PQ drilling from surface and 17,000 metres of mini-bulk sampling large diameter (1.2 metre) drilling ("LDD"). The large diameter drilling is estimated to recover an additional 10,000 tonnes of kimberlite. The aim of the pre-feasibility study is to define a National Instrument 43-101 compliant Mineral Reserve for the Star Diamond Property.

Shore has made significant progress with respect to this study. As of March 27, 2006 a total of 15,000 tonnes has been extracted and the valuation of diamonds recovered was released in March 2006. In addition, 21,000 metres of PQ core and 3,300 metres of the LDD drilling had been completed. The LDD aspect of the program has presented some difficulties as poor ground conditions in marine mudstones as well as deeper overburden further away from the shaft has slowed progress and may lead the Company to reevaluate some of the originally planned holes for which data may be extractable from information gained from the PQ drilling program.

During the fourth quarter, the Company announced that a Cantuar Kimberlite feeder vent had been intercepted during the core drilling program. The Cantuar Kimberlite is the earliest known kimberlite eruptive phase on the Star Diamond Property. From the positive results encountered to date, the Company is anticipating expanding its pre-feasibility to include a third phase that would see more bulk sampling from the existing underground workings of up to a maximum of 65,000 tonnes including kimberlite from the Cantuar, Pense and Mid Joli Fou Kimberlites. The third phase will also see an additional 19,000 meters of PQ core drilling of in-fill drilling. Certain aspects of the third phase of the pre-feasibility study are awaiting the appropriate exploration permits.

FALC JV Advanced Exploration and Evaluation Plan

In the fourth quarter of 2004, the FALC JV partners approved an Advanced Exploration and Evaluation Plan (the "AE & E Plan"). This plan described an accelerated work program covering approximately 3.5 years that was designed to advance the project to a pre-feasibility decision in 2008.

The first year of the AE&E Plan was budgeted at $25.6 million, of which Kensington would be required to fund approximately $12 million and consisted primarily of geological drilling to establish the presence of potentially higher grade units within 14 kimberlites. By December 31, 2005, a total of $13 million, of which Kensington's share was approximately $6.1 million had been incurred on the program. The actual expenditures during 2005 were primarily spent on certain of the core drilling originally contemplated by the AE & E plan.

During December 2005, Kensington presented an exploration program to the FALC JV partners. Agreement on the full scope of the proposed work has not yet been reached, but on March 15, 2006, Shore announced an additional drill program had commenced on the western part of the Star Kimberlite on the FALC Property, which is referred to as "Star West". The FALC JV will be responsible for the costs associated with the program of which Kensington will fund its share.

Selected Annual Information

Selected financial information of the Company for each of the last 3 fiscal years is summarized as follows:


------------------------------ ------------------------- ------------------------- -------------------------
                                         2005                      2004                      2003
                                          $                         $                         $
------------------------------ ------------------------- ------------------------- -------------------------
Revenues (000's)                                  3,367                       232                       102
------------------------------ ------------------------- ------------------------- -------------------------
Net loss (000's)                                  8,491                     1,474                     1,195
------------------------------ ------------------------- ------------------------- -------------------------
Net loss per share (1)                             0.08                      0.03                      0.03
------------------------------ ------------------------- ------------------------- -------------------------
Total assets (000's)                            776,752                    63,467                    20,479
------------------------------ ------------------------- ------------------------- -------------------------
Working capital (2) (000's)                     252,648                    27,649                     3,629
------------------------------ ------------------------- ------------------------- -------------------------

(1)  Basic and diluted.
(2) Before net change in non-cash working capital items.

Over the past year the Company has focused on growth and expansion. The completion of two public offerings for gross proceeds of $237 million as well as the merger with Kensington (that was measured at fair-value), has caused total assets to increase by more than 1,000%. The merger with Kensington, which was accounted for using the purchase method resulted in the mineral properties increasing by $419 million and added $31 million in other assets, which predominately related to cash that Kensington held after completing a financing in May 2005.

The company plans to utilize its working capital exploring and developing its 100% owned Star Kimberlite property and its 42.245% interest in the FALC Property. Until such time as the Company requires the cash to fund planned exploration programs, surplus cash will continue to be invested in relatively risk-free, short-term instruments intended to maximize return while being readily available for ongoing costs of the operation. As such, the Company has seen a dramatic increase in revenue from interest income compared to the two prior years.

The Company's net loss rose compared to the prior two years and is predominately related to the expense associated with the fair-value of stock based compensation of $9 million. The Company's cash expenses rose by approximately $1.4 million compared to the prior year and are indicative of the growth experienced by the Company. Finally, the Company experienced a dilution gain on the dilution of its equity holdings in Wescan

Goldfields Inc. ("Wescan") as the result of Wescan initiating equity financings to fund exploration programs. The resulting dilution of the Company's interest created a gain of approximately $1 million.

Results of Operations

For the year ended December 31, 2005, the Company recorded a net loss of $8.5 million or $0.08 per share compared to a net loss of $1.5 million, or $0.03 per share for 2004. The major differences between the year ended December 31, 2004 and 2005 is predominately related to the fair-value of stock options expensed of approximately $9.0 million (2004 - $147,000) as well as a general increases in all categories of expenses. The increase in expenses, both cash and non-cash, have been significantly offset by a $3.2 million increase in interest income as a result of the Company having surplus cash invested after completing two financings during 2005.

Revenues

For the year ended December 31, 2005 the Company reported interest revenue of $3.4 million as compared to $0.2 million for the year ended December 31, 2004. The $3.2 million increase in revenue in 2005 is significantly larger than the interest revenue from 2004 and is the result of investing surplus cash on hand after the completion of two equity financings during 2005 as well as interest rates improving over 2004 levels.

Expenses

Total operating costs for the year ended December 31, 2005 equaled $12.3 million compared to $2.0 million for the year ended December 31, 2004. This represents an increase of $10.3 million or 515%. This increase can generally be explained due to the fair-value of stock-based compensation that was expensed during the year from the issuance of stock options. The fair-value of the options expensed during the year was $9.0 million (2004 - $147,000). Once the effect of accounting for stock-based compensation is removed, the specific categories of expenses become more comparable period over period. The following discussion relates to the expense variances, and removes the effect of stock-based compensation for comparative purposes.

Administration expense increased from $0.9 million for 2004 to $1.5 million for 2005. The $0.6 million increase or 67% in administration expense is primarily due to wages and benefits for additional support personnel required for the increased activity of the Company. Consulting and professional fees increased from $0.5 million for 2004 to $0.9 million or 80% for 2005. The increase in fees is primarily due to legal fees associated with pre-feasibility due diligence, contract negotiations, amendments to the Company's corporate governance practices/policies, implementing the shareholder rights plan and amending the stock option plan, as well as professional fees surrounding various tax matters. Corporate development costs increased from $0.4 million for 2004 to $0.8 million for 2005. This represents a 100% increase and is the result of increased marketing efforts with respect to two equity financings. Finally, income tax expense went from almost nil in 2004 to $0.4 million for 2005. The provision for income tax is made up of approximately $0.1 million for large corporations tax and $0.3 million for future income taxes. The increase in large corporation tax is the result of the financings, the merger and exploration expenditures that added a significant amount to the Company's taxable capital. The future income tax expense predominately relates to the taxable temporary difference arising from the dilution gain on the equity investment in Wescan.

Investing

In addition to the business combination adding approximately $419 million to mineral properties, the Company also incurred another $42.3 in mineral property additions related to the Star property and accrued another $2.4 million for the Company's percentage share of costs related to the FALC Property post merger. The expenditures on the Star property related to the completion of the 25,000 tonne bulk sample during the first quarter and activity surrounding the $44.0 million pre-feasibility study. Out of the $42.3 million in additions to the Star property, approximately $3.5 million (2004 - $0.1 million) represents non-cash expenses related to the fair-value of stock-based compensation to consultants, contractors, and employees working directly on the property. In addition to the $44.7 million incurred on exploration activities for the consolidated Company, Shore entered into a voting agreement with Cameco and UEM for a cost of $10 million plus $0.3 million in professional and consulting fees to structure the deal. In 2004, the Company had mineral property additions totaling $18.7 million and the additions predominately related to the first 25,000 tonne bulk sample from the Star Kimberlite.

Financing

During 2005, the Company completed two public offerings, the first of which occurred in March whereby 21.2 million common shares were issued for gross proceeds of $116.6 million. The second offering occurred in November and saw the Company issue an additional 17.2 million shares for gross proceeds of $120.1 million.

To finance the business combination between Shore and Kensington, Shore issued an aggregate of 51,706,786 common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington to the former shareholders of Kensington as at October 28, 2005. An additional 6,879,962 common shares were reserved for issuance pursuant to options, warrants and broker warrants held by the former security holders of Kensington. The fair value of the common shares, options, and warrants issued on October 28, 2005 was approximately $291.7 million. Kensington's net identifiable assets at the time of the merger approximated $31 million and included $35 million in cash that will be used to fund exploration programs on the FALC Property.

The exercise of 11.9 million options and warrants during the year resulted in additional cash flow from financing activities of $28.4 million.

After paying for the Company's operating and investing activities, the Company's net increase to its cash position was $233 million. This increase coupled with the $29 million of cash on hand at the beginning of the year resulted in a $262 million cash position at December 31, 2005.

Summary of Quarterly Results


-------------------------------- ------------------------------------- -------------------------------------
                                                 2005                                  2004
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------
                                  Qtr 4     Qtr 3    Qtr 2     Qtr 1    Qtr 4     Qtr 3    Qtr 2     Qtr 1
                                    $         $        $         $        $         $        $         $
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------
Revenues (1) (000's)                1,469      805       810      283       121       29        44       37
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------
Net loss (2) (000's)                5,551    1,159       180    1,599       246      202       567      460
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------
Net loss/share (3)                   0.05     0.01      0.00     0.02      0.01     0.00      0.01     0.01
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------
Shares outstanding (4) (000's)    170,515  100,951    94,395   93,682    68,539   67,282    50,523   50,280
-------------------------------- --------- -------- --------- -------- --------- -------- --------- --------

(1) The increase in revenue in the last three quarters of 2005 is the result of having increased cash balances from the closing of equity financings in the first and fourth quarter of 2005.
(2) The 1st, 3rd and 4th quarters of 2005 saw marked increases in operating costs primarily associated with the fair-value of stock-based compensation granted during the quarter.
(3)  Basic and diluted.
(4) The Company completed a public offering on March 22, 2005 resulting in the issuance of 21.2 million shares from treasury. To culminate the merger between the Company and Kensington, the Company issued an aggregate of
     51.7 million common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington to the former shareholders of Kensington as at October 28, 2005. The Company completed its second public offering of the year by issuing 17.2 million common shares on November 29, 2005. Other changes in the number of shares outstanding are the result of warrant and option exercises.


Liquidity

The Company does not currently operate any producing properties and,, as such, is dependent upon the issuance of new equity to finance its ongoing obligations and advance its exploration properties. The Company's working capital at December 31, 2005 is $253 million and is sufficient to cover all currently contemplated exploration programs for the Star Property and FALC Property. Until the Company's surplus cash is required to fund exploration or development activities it is being invested in relatively risk-free, short-term instruments with maturities not exceeding 3 months. Based on budgeted expenditure levels, the Company will earn interest income during 2006 that should generate a positive cash flow from operating activities.

As part of a larger financing in May 2005, Kensington raised $10 million of flow-through financing to assist in their portion of the AE & E Plan on the FALC Property. To the end of December, Kensington's portion of expenditures related to the AE & E Plan was approximately $7 million, with the remaining $3 million to be incurred by the end of fiscal 2006.

To maintain its interest in the FALC Property, the Company is committed to fund its share of FALC Property costs. As at March 27, 2006, the FALC JV partners have not agreed upon a final budget regarding the exploration of the property; however, with working capital in excess of $250 million at December 31, 2005, the Company does not envision any issues meeting commitments.

The Company's contractual obligations are as follows:


(Canadian dollars in thousands)
---------------------------------------- ------------------------------------------------------------------
                                                               Payment due by period
---------------------------------------- ------------ ------------- ------------ ------------ -------------
                                            Total     Less than 1     1 to 3       3 to 5      Thereafter
                                                          year         years        years
---------------------------------------- ------------ ------------- ------------ ------------ -------------
Lease of Premises                             $1,495         $ 172        $ 544        $ 307         $ 472
---------------------------------------- ------------ ------------- ------------ ------------ -------------
Operating Lease Obligations                      348           341            7            -             -
---------------------------------------- ------------ ------------- ------------ ------------ -------------
Flow-Through Funding                           3,000         3,000            -            -             -
---------------------------------------- ------------ ------------- ------------ ------------ -------------
Total                                         $4,843       $ 3,513        $ 551        $ 307         $ 472
---------------------------------------- ------------ ------------- ------------ ------------ -------------

During 2006, the Company is required to spend $368,000 to maintain all mineral property claims currently held by Shore. Claims management on the FALC Property is the responsibility of De Beers (the Operator). Shore will fund its share of any costs associated with keeping the FALC Property claims in good standing.

Capital Resources

As at December 31, 2005, the Company had working capital of $252.6 million as compared to $27.6 million at December 31, 2004 and $3.6 million at December 31, 2003. The Company received approximately $28.4 million from the exercise of options and warrants since December 31, 2004. As at March 27, 2006, the Company had a total of 172,452,640 common shares issued and outstanding.

The major change in the total issued and outstanding shares of the Company is the result of the completion of the merger between Shore and Kensington which caused 51,706,786 shares of Shore to be issued for all the outstanding shares of Kensington. In addition, the Company issued 5,434,363 warrants and 705,579 broker warrants, all of which are the result of the Kensington warrants and broker warrants outstanding at the time of the merger and are exchangeable for Shore shares at a conversion rate of 0.64. As at March 27, 2006, there were 4,880,900 warrants and 207,701 broker warrants outstanding resulting from the business combination. Should all the warrants and broker warrants be exercised, the Company would be required to issue 3,256,704 common shares for gross proceeds of $12.6 million.

As at March 27, 2006 there were 6,636,760 stock options outstanding and in the event all options are exercised, the Company would receive an additional $25.6 million in proceeds.

Related Party Transactions

During the year ended December 31, 2005, management and consulting fees of $887,334 (2004 - $668,020; 2003 - $1,188,797) were paid to directors, officers and companies controlled by common directors; of these fees, $233,583 (2004 - $239,660; 2003 - $141,917) was capitalized as additions to mineral properties; $387,084 (2004 - $215,480; 2003 - $120,000) was included as administration expense, and $266,667 (2004

- $212,880; 2003 - $188,805) was included as consulting and professional fees expense. The fair-value of stock-based compensation related to directors and officers of the Company during the year ended December 31, 2005 was $6,167,510 (2004 - $178,020; 2003 -$566,955).

The above transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The fair-value of stock-based compensation was determined using the Black-Scholes model.


Fourth Quarter Results

The fourth quarter saw significant activity with respect to the Company. The merger announced between Shore and Kensington was finalized and added over $300 million to the consolidated Company's net equity.

For the quarter ended December 31, 2005, the Company recorded a net loss of $5.6 million or $0.05 per share compared to a net loss of $0.2 million, or $0.01 per share for the same period in 2004. The major differences between the quarter ended December 31, 2004 and 2005 is predominately related to the fair-value of stock options expensed of approximately $6.2 million (2004 - nil) as well as a general increases in all categories of expenses.

The Company generated $1.5 million in interest revenue during the fourth quarter compared to $0.1 million for the corresponding period in 2004.

All categories of expenses have seen increases when compared to the fourth quarter of the year before. Total expenses, when the effect of the fair-value of stock based compensation is removed, went from $0.5 million in the fourth quarter of 2004 to $1.1 million in the fourth quarter of 2005. These levels of expenses are consistent with the growth the company has seen over the past 12 months.

During the fourth quarter the Company incurred $18.9 million in mineral property additions related to the Star Diamond Property and accrued another $2.4 million for the Company's share of costs related to the FALC Property post merger. Shore also entered into a voting agreement with Cameco and UEM for a cost of $10 million.

During November, the Company completed a public offering whereby 17.2 million shares were issued for gross proceeds of $120.1 million.

Critical Accounting Estimates

Shore's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). The accounting policies for the purposes of Canadian GAAP are described in note 2 to the consolidated financial statements.

Management considers the following polices to be the most critical in understanding the judgments that are involved in preparing the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development of such reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contain economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

Stock based compensation plans

Options granted under the share option plan on or after January 1, 2002 are accounted for using the fair-value of the options on the date of grant, which is determined by using an option-pricing model. The fair value estimate of the options is dependent on the assumptions of the expected term, volatility, risk-free rate of return and expected dividend yield which may be imprecise and depend partly on statistical inferences drawn from past experience. The estimated value of options can vary dramatically depending on the assumptions used and the actual value of the options may be materially different from the estimated value. Regardless of the actual value of the options or changes that may occur in any of the factors used in estimating the fair value, the expense recorded for stock compensation will not be adjusted.

New accounting pronouncements

Financial Instruments - Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the affect these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the affect these new standards will have on its financial position and results of operations.

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined by Multilateral Instrument 52-109, were evaluated by the Chief Executive Officer and Chief Financial Officer as at the end of December 31, 2005 and they have determined that such disclosure controls and procedures were effective.

Outlook

As at March 27, 2006, the Company had approximately $247 million in cash and cash equivalents. This will be used to complete the pre-feasibility study announced in May 2005 and to undertake further programs on the Star Property once they are defined. The funds will also be used to fund the exploration and development of the FALC Property. The pre-feasibility study of the Star Diamond Property will be conducted in order to determine the project viability under current economic conditions. This will entail the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star Kimberlite, with a sufficient level of confidence, to estimate a Mineral Resource conforming to National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards.

The balance of cash and cash equivalents will be used to fund various other exploration activities, acquisition and exploration of additional diamond properties as opportunities warrant and general corporate matters.

Caution regarding Forward-looking Information

From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Shore may make such statements in press releases, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-feasibility study or other development plans contain forward-looking statements.

All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners; the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings; operational and infrastructure risks and the additional risks described in Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.

Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

Additional Information

Additional information related to the Company, including the latest available Annual Information Form, is available on SEDAR at www.sedar.com

                                      Cautionary Note to United States Investors
                                      ------------------------------------------

All references to resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the "Commission"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.


Without limiting the foregoing, this Annual Report on Form 40-F, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts are references to Canadian dollars.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Shore Gold Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

D.       Audit Committee Financial Expert

The Registrant's Board of Directors has determined that Mr. Arnie Hillier is an audit committee financial expert within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. Arnie Hillier is an independent director within the meaning of the rules and regulations of the American Stock Exchange.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting Mr. Harvey Bay, at the address on the cover of this Form 40-F.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed or to be billed by KPMG LLP, the Registrant's principal accountants (the "Outside Auditors"), for the fiscal years ended December 31, 2005 and 2004 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $128,953 and $23,300, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $42,164 and $975, respectively. Professional services provided in 2005 included review of interim financial statements and preparation of business acquisition report.

         Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $21,430 and $6,400, respectively. Tax services provided included Large Corporations Tax, Saskatchewan Capital Tax and Provincial Sales Tax advisory.

         All Other Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs, were $0 and $0, respectively.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.       Tabular Disclosure of Contractual Obligations

Refer to Document No. 3, page 8 of the Management's Discussion and Analysis for the year ended December 31, 2005 filed with the Commission herein.

I.       Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2005 filed with the Commission as Document 3 herein.

J.       Identification of the Audit Committee

Members of the Audit Committee are Arnie E. Hillier (Chair), A. Neil McMillan, and James R. Rothwell Each member of the Audit Committee is independent and financially literate.

Arnie Hillier is a member of the Saskatchewan Institute of Chartered Accountants. He has over 24 years of financial experience in the resources industry. Mr. Hillier is the past CEO and CFO of Claude Resources Inc. and was in a senior financial capacity at Saskatchewan Mining and Development Corporation (the predecessor of Cameco Corporation). Mr. Hillier is a director of Claude Resources Inc., Wescan Goldfields Inc. and Pacific and Western Credit Corp.

A. Neil McMillan graduated from the University of Saskatchewan with a Bachelor of Arts Degree. He has over 10 years of experience in the resources industry. Mr. McMillan is the CEO and President of Claude Resources Inc. Prior to joining Claude in 1995, Mr. McMillan was a registered representative and an executive with RBC Dominion Securities. Mr. McMillan sits on the audit committee of Cameco Corporation, is a former director of Philom Bios Inc. and is a former Director of the Atomic Energy Corp. of Canada.

James R. Rothwell graduated from Stanford University with a Degree in Economics and also an MBA. Mr. Rothwell has over 30 years of experience in the resources industry including the position of President with BHP Diamonds from 1997 to 2000. Mr. Rothwell is the past President and CEO of Dia Met Minerals Ltd. from 2000 to 2001.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.       Consent to Service of Process

The Registrant is filing with the Commission a Form F-X in connection with the filing of this Annual Report.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                        SHORE GOLD INC.



                                        By: /s/ KENNETH E. MACNEILL
                                            ------------------------------------
                                            Name:  Kenneth E. MacNeill
                                            Title: President and Chief Executive
                                                   Officer

Dated:   March 30, 2006

                                  EXHIBIT INDEX


         Number       Document
         ------       --------


            1.        Consent of KPMG LLP.

            2.        Consent of Brent C. Jellicoe.

            3.        Consent of Daniel C. Leroux.

           31. Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

           32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.