Form 40-F/A
period 2005-12-31
SHORE GOLD INC
filed 2006-12-19
CIK 1283176

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                   FORM 40-F/A
                                (Amendment No. 1)

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

            [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2005 Commission File Number 000-51592

                            ------------------------

                                 Shore Gold Inc.
             (Exact name of Registrant as specified in its charter)

   Canada                        1400                       Not Applicable
(Province or other        (Primary Standard                (I.R.S. Employer
 Jurisdiction          Industrial Classification           Identification No.)
of Incorporation             Code Number)
or Organization)

                            300, 224-4th Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 5M5
                                 (306) 664-2202
   (Address and telephone number of Registrants' principal executive offices)

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

               | | Annual information form |X| Restated Audited annual
                                               financial statements

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

                Yes          82-                     No   X
                   -------      -------                -------

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

                Yes   X                       No
                   -------                      -------

                                EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2005, originally filed with the Commission on March 31, 2005. The Registrant is filing this Amendment because it has restated its consolidated financial statements for the fiscal year ended December 31, 2005 for the reasons discussed herein. Please refer to Note 2 of the notes to the restated consolidated financial statements included herein, which discloses the adjustments to the Registrant's consolidated financial statements for the year ended December 31, 2005 resulting from this restatement.

In addition, the Registrant has restated and reflected corresponding corrections to Management's Discussion and Analysis of Financial Condition and Results of Operations in Document No. 3. The Registrant has also revised Item A. Disclosure Controls and Procedures and Item B. Changes in Internal Control Over Financial Reporting, as set forth below. This Form 40-F/A does not reflect events occurring after the original filing date of the Form 40-F. The Registrant filed a Form 15 on April 6, 2006 terminating its registration under the Securities Exchange Act of 1934.

                  DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1 *: Annual Information Form for the year ended December 31,
                  2005, dated March 27, 2006.

Document No. 2:   Restated Audited Financial Statements for the financial year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:   Restated Management's Discussion and Analysis of Financial
                  Condition and Results of Operations for the year ended
                  December 31, 2005.

* Previously Filed

                                                                Document No. 2

                                Shore Gold Inc.
                         (A Development Stage Entity)
                 Consolidated Balance Sheets - Restated Note 2


                                                                  December 31,          December 31,
                                                                      2005                  2004
                                                                (in thousands)         (in thousands)
                                                               Restated - Note 2
                                                               ------------------    ------------------

Assets

      Current assets:

           Cash and cash equivalents                           $          261,677    $           28,684
           Receivables                                                      5,160                   928
           Prepaids                                                           588                     3
                                                               ------------------    ------------------
                                                                          267,425                29,615

      Mineral properties (note 4)                                         677,422                33,422
      Investment in Wescan Goldfields Inc. (note 6)                         1,212                   337
      Property and equipment (note 7)                                         827                    93
                                                               ------------------    ------------------
                                                               $          946,886    $           63,467
                                                               ==================    ==================
Liabilities & Shareholders' Equity

      Current liabilities:

           Accounts payable and accrued liabilities (note 8)   $           14,777    $            1,966

      Future income tax liability (note 12)                               216,803                  --

      Shareholders equity:

           Share capital (note 9)                                         692,985                68,181
           Contributed surplus (note 9(j))                                 39,466                 1,974
           Deficit                                                        (17,145)               (8,654)
                                                               ------------------    ------------------
                                                                          715,306                61,501
                                                               ------------------    ------------------
      Commitments and Contingencies (note 14)
      Subsequent event (note 15)                               $          946,886    $           63,467
                                                               ==================    ==================


      On behalf of the Board:

      Arnie E. Hillier               A. Neil McMillan

      Director                       Director


                                                       Shore Gold Inc.
                                                 (A Development Stage Entity)
                                         Consolidated Statements of Loss and Deficit


                                                                                    2005              2004              2003
                                                                               (in thousands)    (in thousands)    (in thousands)
                                                                              ---------------    --------------    ---------------

Revenue

        Interest                                                               $     3,367        $      232         $       102
                                                                               ------------       -----------        ------------

Expenses

        Administration                                                               7,743               926                 469
        Consulting & professional fees                                               2,713               595                 565
        Corporate development                                                        1,835               464                 221
                                                                               ------------       -----------   -----------------

                                                                                    12,291             1,985               1,255
                                                                               ------------       -----------   -----------------

Loss before the undernoted items                                                    (8,924)           (1,753)             (1,153)

        Share of loss in Wescan Goldfields Inc. (note 6)                               (74)              (29)                  -
        Gain on dilution of interest in Wescan Goldfields Inc. (note 6)                947               349                   -
        Amortization                                                                   (63)              (21)                (19)
        Income taxes (note 12)                                                        (377)              (20)                (23)
                                                                               ------------       -----------   -----------------

Net loss                                                                            (8,491)           (1,474)             (1,195)

Deficit, beginning of year as previously reported                                   (8,654)           (6,140)             (4,945)
Effect of change in accounting policy (note 9(h))                                        -              (841)                  -
Dividends                                                                                -               199                   -
                                                                               ------------       -----------   -----------------

Deficit, end of year                                                           $   (17,145)       $   (8,654)       $     (6,140)
                                                                               ============       ===========   =================

Net loss per share
        Basic and diluted (note 10)                                                  (0.08)            (0.03)              (0.03)

Weighted average number of shares outstanding                                      101,502            54,369              36,794




                                                       Shore Gold Inc.
                                                 (A Development Stage Entity)
                                            Consolidated Statements of Cash Flows


                                                                                  2005                2004               2003
                                                                              (in thousands)      (in thousands)    (in thousands)
                                                                            -----------------   -----------------   --------------
Cash provided by (used in):
Operations:

     Net loss                                                                 $  (8,491)         $    (1,474)      $     (1,195)
     Non cash items:
        Amortization                                                                 63                   21                 19
        Gain on dilution of interest in Wescan Goldfields Inc.                     (947)                (349)                 -
        Share of loss in Wescan Goldfields Inc.                                      74                   29                  -
        Fair value of stock options expensed                                      9,030                  147                  -
        Future income taxes                                                         254                    -                  -

     Net change in non-cash operating working capital items:

        Prepaids                                                                   (585)                  (2)                11
        Payables and accrued liabilities                                            272                  (70)               (89)
                                                                             ------------        -------------     --------------
                                                                                   (330)              (1,698)            (1,254)

Investing:

     Mineral properties                                                         (51,465)             (18,591)           (10,352)
     Recovery of investment in Wescan Goldfields Inc.                                 -                  247                  -
     Cash acquired on Kensington Resources Ltd. merger                           35,537                    -                  -
     Kensington merger costs                                                     (8,585)                   -                  -
     Property and equipment                                                        (615)                 (32)               (43)

     Net change in non-cash investing working capital items:

        Receivables                                                              (4,196)                  56               (926)
        Payables and accrued liabilities                                          7,905                  268              1,724
                                                                             ------------        -------------     --------------
                                                                                (21,419)             (18,052)            (9,597)

Financing:

     Issue of common shares (net of issue costs)                                254,742               44,215              9,646
     Dividends                                                                        -                 (192)                 -
                                                                             ------------        -------------     --------------
                                                                                254,742               44,023              9,646
                                                                             ------------        -------------     --------------

Increase (decrease) in cash and cash equivalents                                232,993               24,273             (1,205)

Cash and cash equivalents, beginning of year                                     28,684                4,411              5,616
                                                                             ------------        -------------     --------------

Cash and cash equivalents, end of year                                        $ 261,677          $    28,684        $     4,411
                                                                             ============        =============     ==============


Shore Gold Inc.
(A Development Stage Enterprise)

Notes to the Restated Consolidated Financial Statements (years ended December 31, 2005, 2004 and 2003) (In thousands of Canadian dollars except per share amounts or as otherwise noted)

1.   Nature of operations

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

2.   Restatement - Correction of fair value of merger with Kensington Resources
     Ltd.

During the preparation of the Company's interim financial statements for the third quarter of 2006, an error was identified in the original assessment regarding the accounting for the merger with Kensington Resources Ltd. ("Kensington") as originally reported in the Company's consolidated financial statements for the year ended December 31, 2005. The original accounting treatment afforded the merger with Kensington valued the transaction using the average share price of the Company's shares commencing two days prior to and ending two days subsequent to August 15, 2005, the date the merger was agreed to and announced between Shore and Kensington. This average price was used to value the common shares, options and warrants issued by Shore, to the shareholders of Kensington, on October 28, 2005, the closing date of the transaction. During the preparation of the 2006 third quarter interim financial statements, the accounting treatment of this transaction was reassessed and it was concluded that the original treatment of accounting for the transaction was incorrect and, based on the definitions of a business by the Canadian Institute of Chartered Accountants, it was determined that Kensington did not constitute a business as it was a development stage entity. As such, the merger between Shore and Kensington should have been treated as a purchase of an asset versus the purchase of a business. The result of this reinterpretation was that the transaction should have been valued using the price of the Company's shares on the closing date of $7.02 per share versus the $5.25 per share originally used. This change results in a larger value being assigned to the Company's mineral properties together with a larger future income tax liability and an increase in share capital to reflect the value of the shares, options and warrants issued as consideration for the merger with Kensington. This restatement does not impact either the consolidated statement of loss and deficit or the consolidated statement of cash flows for the year ended December 31, 2005. The following is a summary of the effects of the aforementioned adjustments required to the 2005 consolidated balance sheet.

Consolidated Balance Sheet for the Year Ended December 31, 2005


                                                (in thousands)
                                        As
                                    originally                    As
                                     reported     Adjustments  restated
                                    ------------  ----------- -----------
Assets:
 Mineral Properties                  $  507,288   $ 170,134   $ 677,422

Liabilities
 Future Income tax liability         $  147,649   $  69,154   $ 216,803

Shareholders equity
 Share Capital                       $   600,447  $  92,538   $ 692,985
 Contributed Surplus                 $    31,024  $   8,442   $  39,466
                                    ------------ ----------- -----------

The details of the allocation of the restated fair value of the shares, options and warrants associated with this transaction are shown in note 5 of these restated financial statements.

3.   Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Areas of significance requiring the use of management estimates relate to the determination of the recoverability of capitalized mineral exploration costs and the determination of future income tax assets and liabilities. Actual recovered amounts could differ from those estimates.

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

Stock-based compensation

The Company has a share option plan that is described in note 9(g).

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

4.   Mineral properties

     Mineral properties is made up of the following:

                                                                      Other
                                        Star         Fort a la       Diamond
                                      Property         Corne        Properties    Gold
                                        (a)          Property (b)       (c)     Properties     Total
                                      ---------      ------------   ----------- -----------   ---------
Balance, December 31, 2003              $14,627    $     --            $103         $271      $15,001
  Expenditures during 2004
    Acquisition & staking                     5          --            --           --              5
    Exploration:
      Personnel                           1,527          --            --           --          1,527
      Recording fees & permits               78          --            --           --             78
      Drilling                           13,662          --            --           --         13,662
      Equipment                           2,209          --            --           --          2,209
      Geophysica                             28          --            --           --             28
      Sampling/assaying                     632          --            --           --            632
      Field/project supplies                384          --            --           --            384
      Travel                                167          --            --           --            167
    Disposal of mineral properties         --            --            --         (271)          (271)
Balance, December 31, 2004              $33,319    $     --            $103   $     --        $33,422
  Expenditures during 2005
    Acquisition & staking (note 5)          402       588,948          --           --        589,350
    Intangibles (d)                        --          10,037          --           --         10,037
    Exploration:
      Personnel                           7,641            28          --           --          7,669
      Recording fees & permits               47            65          --           --            112
      Drilling/Pre-feasibility           31,619         2,568          --           --         34,187
      Equipment                           1,516          --            --           --          1,516
      Geophysical                          --            --            --           --           --
      Sampling/assaying                     561          --            --           --            561
      Field/project supplies                186          --            --           --            186
      Travel                                382          --            --           --            382
Balance, December 31, 2005              $75,673      $601,646          $103   $     --       $677,422


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

The voting arrangement became effective October 31, 2005 and expires October 31, 2012. The cost of the arrangement is being amortized over its estimated useful life of 7 years with amortization calculated on a straight-line basis and is capitalized to mineral properties. A summary is as follows:

-------------------------------------------------------------------------------
Cost of voting arrangement, including acquisition costs                 $10,282
Less: amount amortized to mineral properties                                245
-------------------------------------------------------------------------------
                                                                        $10,037
===============================================================================

5.   Merger with Kensington Resources Ltd.

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

     The purchase price, based on the fair value of common shares, options, and warrants issued by Shore on October 28, 2005 is $392.7 million plus merger costs of $8.6 million. The merger was accounted for using the purchase method with Shore being identified as the acquirer. The results of operations of Kensington are included in Shore's consolidated financial statements from the effective date of the merger. The allocation of the purchase price is summarized below:


-------------------------------------------------------------------------------
Net assets acquired:
  Working capital, including cash of $35,537                          $  30,919
  Property and equipment                                                    182
  Mineral properties                                                    588,948
  Future income tax liabilities                                       (218,765)
-------------------------------------------------------------------------------
Total net assets acquired                                             $ 401,284
===============================================================================

-------------------------------------------------------------------------------
Purchase price financed by:
  Common shares of Shore (51,706,786 shares at $7.02)                 $ 362,982
  Fair value of Shore options  issued to Kensington  option
    holders (1)                                                         16,542
  Fair value of Shore warrants and broker warrants issued to
     Kensington warrant and broker warrant holders (2)                   13,175
  Transaction costs                                                       8,585
-------------------------------------------------------------------------------
Total purchase price                                                  $ 401,284
===============================================================================

     (1) On October 28, 2005 Kensington had outstanding 4,610,000 options that were exchanged for Shore options at a rate of 0.64:1. The options were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 65%, risk-free rate of return of 4%, expected dividend of 0%, and expected term of 2.7 years

     (2) On October 28, 2005 Kensington had 6,139,940 warrants and broker warrants outstanding that were exchanged for Shore warrants, which entitled the holder to 0.64 shares of Shore shares upon exercise. The warrants were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 40%, risk-free rate of return 4%, expected dividend of 0%, and expected term of 0.5 years.

6.   Investment in Wescan Goldfields Inc.

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

     The investment in Wescan Goldfields Inc. consists of the following:


-------------------------------------------------------------------------------
 Initial investment on transfer of gold properties                         $271
 Share of losses to date of initial public offering                        (247)
-------------------------------------------------------------------------------
 Investment immediately prior to initial public offering                     24
 Dividend-in-kind                                                            (7)
 Gain on dilution in equity investment                                      349
 Share of losses                                                            (29)
-------------------------------------------------------------------------------
 Balance at December 31, 2004                                              $337
 Fair value of Wescan  shares  held by  Kensington  Resources
    Ltd. upon amalgamation                                                    2
 Gain on dilution in equity investment                                      947
 Share of losses                                                            (74)
-------------------------------------------------------------------------------
 Balance at December 31, 2005                                            $1,212
================================================================================

Wescan Goldfields Inc. is publicly traded on the TSX Venture exchange. The trading value of the Company's equity interest in Wescan Goldfields Inc. at December 31, 2005 is $8,389,000 (2004 - $2,372,000).

7.   Property and equipment

     Property and equipment is made up of the following:


-------------------------------------------------------------------------------
                                                             2005          2004
                                            Accumulated    Net Book     Net Book
                                  Cost      Amortization     Value        Value
-------------------------------------------------------------------------------
Automotive equipment               $38           $ 6          $32            $-
Computer equipment                 112            48           64            19
Computer software                    7             3            4             -
Furniture & equipment              382            45          337            27
Leasehold improvements             433            43          390            47
-------------------------------------------------------------------------------
                                  $972          $145         $827           $93
================================================================================

8.   Accounts payable and accrued liabilities

     At December 31, accounts payable and accrued liabilities consisted of the following:

                                                     2005                 2004
-------------------------------------------------------------------------------
Trade payables                                       $6,035               $1,278
Accrued liabilities                                   1,520                  688
Property cash calls accrued                           7,222                    -
-------------------------------------------------------------------------------
                                                    $14,777               $1,966
================================================================================

9.   Share capital

     Authorized

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

     Issued and outstanding (in thousands)

                                                     2005                               2004
                                    -----------------------------------   ---------------------------------
                                     Common                                Common
                                     Shares       Warrants    Amount       Shares     Warrants       Amount
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year            68,539       9,333    $  68,181       43,138       5,175    $  24,713
 Common shares issued (a)                  -                        -        6,470       3,235       11,000
  Common shares issued (b)                 -                        -       12,564       6,282       27,640
  Common shares issued (c)            21,200                  116,600            -                        -
  Common shares issued (note 5)       51,707       5,434      362,982            -                        -
  Common shares issued (d)            17,150                  120,050            -                        -
  Warrants exercised/expired (e)       9,333      (9,333)      23,683        5,258      (5,359)       7,000
  Broker warrants exercised (f)        1,443                    4,635          775                    1,479
  Options exercised (g)                1,143                    4,927          334                      682
  Issue costs                              -                   (8,073)           -                   (4,333)
-----------------------------------------------------------------------------------------------------------
Balance, end of year                 170,515       5,434    $ 692,985       68,539       9,333    $  68,181
===========================================================================================================

a)   Common shares

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

e)   Warrants

     On certain issues of common shares, the Company attached warrants to the common shares entitling the holder to acquire additional common shares of the Company. A summary of the outstanding warrants (in thousands) is as follows:

                                                                        Average
                                                         Warrants        Price
-------------------------------------------------------------------------------
Balance - December 31, 2003                                5,175          1.31
Granted                                                    9,517          2.53
Exercised/expired                                         (5,359)         1.33
-------------------------------------------------------------------------------
Balance - December 31, 2004                                9,333          2.54
Granted                                                       --            --
Issued on Kensington merger                                5,434          2.43
Exercised                                                 (9,333)         2.54
-------------------------------------------------------------------------------
Balance - December 31, 2005                                5,434      $   2.43
===============================================================================

     As part of the merger between the Company and Kensington each outstanding warrant of Kensington became a warrant of the Company. At October 28, 2005 there were 5,434,358 warrants of Kensington which entitled the holder to 0.64 shares of Shore for a total of 3,477,989 shares of Shore being issued upon exercise.

     As at December 31, 2005 the warrants outstanding (in thousands) were as follows:

       Number                          Exercise Price           Expiry date
       --------------------------------------------------------------------
       5,029                                     2.50           May 6, 2006
         405                                     1.55        March 24, 2006
       --------------------------------------------------------------------
       5,434                                     2.43
       ====================================================================

f)   Broker warrants and broker unit warrants

     On certain issuances of common shares, the Company granted either broker unit warrants or broker warrants as partial consideration to the agent for services associated to such share issues. A summary of the outstanding broker warrants (in thousands) is as follows:

                                     Broker    Average   Underlying   Average
                                    Warrants    Price     Warrants     Price
-------------------------------------------------------------------------------
Balance - December 31, 2003           775    $   1.53        226    $   2.10
Granted                               795        2.20        398        2.75
Exercised                            (775)       1.53          -           -
-------------------------------------------------------------------------------
Balance - December 31, 2004           795        2.20        624        2.51
Granted                                 -           -          -           -
Issued on Kensington merger           348        3.28        104        3.91
Exercised                            (819)       2.20       (624)       2.51
-------------------------------------------------------------------------------
Balance - December 31, 2005           324    $   3.28        104    $   3.91
===============================================================================

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

     During 2005, the Company granted 3,696,000 (2004 - 800,000) options to officers, directors, consultants and employees. The fair value of these options was determined using the Black-Scholes option-pricing model with the following assumptions:


                                               2005        2004         2003
-------------------------------------------------------------------------------
Number of options granted
  (in thousands)                              3,696          800        1,925
Average strike price                          $5.74        $1.96        $0.90
Expected dividend                                --           --           --
Expected volatility                          62.18%       61.10%       56.30%
Risk-free interest rate                       4.05%        3.49%        3.93%
Expected life of options                       5.00         4.93         3.38
Weighted  average  grant                    $12,565         $248         $784
  date fair values

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

     For options outstanding (in thousands) at December 31, 2005, 2004 and 2003, weighted average exercise prices are as follows:

                                                                         Average
                                                         Options           Price
-------------------------------------------------------------------------------
Balance December 31, 2002                                 1,550          $  0.47
Granted                                                   1,925             0.90
Exercised                                                (1,543)            0.55
-------------------------------------------------------------------------------
Balance December 31, 2003                                 1,932          $  0.84
Granted                                                     800             1.96
Exercised                                                  (334)            0.81
-------------------------------------------------------------------------------
Balance December 31, 2004                                 2,398          $  1.22
Granted                                                   3,696             5.74
Issued on Kensington merger                               2,950             1.70
Exercised                                                (1,143)            1.20
-------------------------------------------------------------------------------
Balance December 31, 2005                                 7,901          $  3.52
===============================================================================

     For options outstanding (in thousands) at December 31, 2005, all of which are exercisable, the range of exercise prices; weighted average exercise price and the weighted average remaining contractual life is as follows:


                                Options
Option Price                 Outstanding  Weighted Average    Weighted Average
 Per Share             December 31, 2005    Exercise Price      Remaining Life
-------------------------------------------------------------------------------
$0.00 - 0.99                         850             $0.78          1.87 years
$1.00 - 1.99                       2,175              1.37          2.16 years
$2.00 - 2.99                         823              2.12          3.36 years
$3.00 - 3.99                       1,207              3.09          3.76 years
$4.00 - 4.99                         701              4.58          4.50 years
$5.00 - 5.99                         120              5.46          4.62 years
$6.00 - 6.99                          40              6.34          4.79 years
$7.00 - 7.99                       1,985              7.33          4.86 years
-------------------------------------------------------------------------------
                                   7,901             $3.52          3.44 years
===============================================================================

h)   Change in accounting policy

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

 Year                                                                     Amount
-------------------------------------------------------------------------------
 2002                                                                       $103
 2003                                                                        738
-------------------------------------------------------------------------------
 Amount charged to 2004 opening deficit                                     $841
===============================================================================

i)   Shareholder protection rights plan

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

                                                               2005        2004
-------------------------------------------------------------------------------
    Balance - beginning of year                             $ 1,974       $ 750
    Fair value of options granted                            12,565         248
    Fair value of broker warrants granted                         -       1,367
    Fair value of options from Kensington merger             16,542           -
    Fair value of  warrants  and broker  warrants  from      13,175           -
      Kensington merger
    Less: contributed surplus related to options
      exercised                                              (3,547)        (97)
    Less: contributed surplus related to warrants
      exercised                                                (51)           -
    Less: contributed surplus related to broker
      warrants exercised                                     (1,192)       (294)
 -------------------------------------------------------------------------------
    Balance - end of year                                    $39,466      $1,974
 ===============================================================================

10.  Per share amounts

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

                                                   2005        2004        2003
 -------------------------------------------------------------------------------
Numerator:
    Loss applicable to common shares          $    8,491 $    1,474 $    1,195
Denominator:
    Weighted average common shares
      outstanding                                101,502     54,369     36,794
 -------------------------------------------------------------------------------
Basic and diluted loss per common share       $     0.08 $     0.03 $     0.03
================================================================================

     Excluded from the calculation of diluted loss per common share were the effects of outstanding options and warrants as the effect on basic loss per share would be anti-dilutive.

11.  Related party transactions

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

12.  Income taxes

     The significant components of future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:


                                                                         2005         2004
 ------------------------------------------------------------------------------------------
 Future income tax assets
    Non-capital loss carry forwards                                  $   5,347    $   2,492
    Share issue costs                                                    4,802        1,112
 ------------------------------------------------------------------------------------------
 Future income tax assets before valuation allowance                    10,149        3,604

 Future income tax liabilities
 Investments                                                         $    (187)   $     (26)
 Mineral properties                                                   (226,765)      (2,442)
 ------------------------------------------------------------------------------------------
 Future income tax liabilities                                        (226,952)      (2,468)
Net future income tax asset (liability) before valuation allowance    (216,803)       1,136
  Less: valuation allowance                                                 --       (1,136)
 -------------------------------------------------------------------------------------------
Net future income tax asset (liability)                              $(216,803)   $       -
 ===========================================================================================

     The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

                                                  2005         2004       2003
 ------------------------------------------------------------------------------
Loss before income taxes                         $8,114       $1,454    $1,172
  Combined federal and provincial tax rate          43%          44%       45%
 ------------------------------------------------------------------------------
Expected tax recovery                            (3,489)        (640)     (527)
Increase (decrease) in taxes resulting from:
    Non-deductible stock option expenses          3,883           65         -
    Other non-deductible amounts                     53           24         3
    Tax effect on dilution gain                    (204)         (77)        -
    Tax benefits of losses not recognized             -         (314)        -
    Effect of change in effective tax rates          11            -         -
    Change in valuation allowance                     -          942      (524)
 ------------------------------------------------------------------------------
Future income tax expense                           254            -         -
Large corporations tax                              123           20        23
 ------------------------------------------------------------------------------
Provision for income taxes                       $  377         $ 20      $ 23
===============================================================================

     During the year the Company paid $47,000 (2004 - $ 20,000; 2003 - $0) in large corporations taxes.

     At December 31, 2005, the Company had operating losses for income tax purposes approximating $14,550,000 that are available to reduce taxes in future years and expire over the period to the year 2012.

13.  Financial instruments

     Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, receivables and payables and accrued liabilities approximate their recorded amounts due to their short-term nature.

14.  Commitments and Contingencies

     i.   Commitments

     The Company, through its wholly owned subsidiary Kensington, is committed to spend $10,000,190 of qualifying Canadian Exploration Expenses as defined by the Canadian Income Tax Act prior to December 31, 2006.

     As at December 31, 2005, the Company is committed to operating leases for office space and various equipment as follows:

   Year
--------------------------------------------------------------------------------
2006                                                                       $ 513
2007                                                                         179
2008                                                                         185
2009                                                                         187
2010                                                                         166
Thereafter                                                                   613
--------------------------------------------------------------------------------
Total                                                                     $1,843
================================================================================

     ii.  Contingencies

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

     On August 22, 2006, the action was dismissed with the consent of all parties.

15.  Subsequent event
     On September 29, 2006, Shore, through it 100% owned subsidiary Kensington Resources Ltd., completed a series of transactions to affect the purchase of the remaining participating interest in the Fort a la Corne Property for $246.1 million. Concurrent to these transactions, the Company also sold a 40% interest in the property for $170.4, of which $0.1 was assigned to net identifiable assets. As a result of these transactions, the Company increased its ownership interest in the Fort a la Corne Property by 17.755% to 60% for $77.1 million, including transaction costs.

16.  Comparative Figures

     Certain prior years' balances have been reclassified to conform to the current financial statement presentation.

17.  Differences from United States accounting principles

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The Company monitors differences between generally accepted accounting principles ("GAAP") in Canada and the United States ("U.S."), none of which have a material effect on the financial statements except as summarized below:

     a)   Balance Sheet

                                                                        2005                  2004
--------------------------------------------------------------------------------------------------
Mineral properties - Canadian GAAP                                  $677,422              $ 33,422

   Cumulative exploration expenditures expensed under U.S.
   GAAP (i)                                                          (82,062)             (28,373)
   Adjustment to purchase price on Kensington merger (ii)            (36,553)                    -
--------------------------------------------------------------------------------------------------
Mineral properties - U.S. GAAP                                      $558,807               $ 5,049
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Investment in Wescan Goldfields Inc. - Canadian GAAP                 $ 1,212                $  337
    Increase   in  share   of   losses   due  to   cumulative
     exploration  expenditures being expensed under U.S. GAAP           (236)                  (5)
     (ii)
--------------------------------------------------------------------------------------------------
Investment in Wescan Goldfields Inc. - U.S. GAAP                      $  976                $  332
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Future income tax liability - Canadian GAAP                         $216,803                $    -
    Adjustment to purchase price on Kensington merger (ii)           (36,553)                    -
   Future income tax recovery (i)                                     (9,800)                    -
--------------------------------------------------------------------------------------------------
Future income tax liability - U.S. GAAP                             $170,450                $    -
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Share capital - Canadian GAAP                                       $692,985              $ 68,181
   Cumulative  adjustment  for  flow-through  share  premiums           (473)                (473)
   (iii)
--------------------------------------------------------------------------------------------------
Share capital - U.S. GAAP                                           $692,512              $ 67,708
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Contributed Surplus - Canadian GAAP                                  $39,466               $ 1,974
   Reverse effect of change in accounting policy (v)                    (841)                (841)
--------------------------------------------------------------------------------------------------
Contributed Surplus - U.S. GAAP                                      $38,625               $ 1,133
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Deficit - Canadian GAAP                                              $17,145               $ 8,654
   Cumulative exploration expenditures (i)                            82,062                28,373
   Future income tax recovery (i)                                     (9,800)                    -
   Cumulative increase in equity loss (iii)                              236                     5
   Cumulative   future  income  tax  expense   (recovery)  on
     renunciation of flow-through shares (iii)                          (473)                (473)
   Reverse effect of change in accounting policy (v)                    (841)                (841)
--------------------------------------------------------------------------------------------------
Deficit - U.S. GAAP                                                  $88,329              $ 35,718
--------------------------------------------------------------------------------------------------
Shareholder's Equity - U.S. GAAP                                    $642,808              $ 33,123
--------------------------------------------------------------------------------------------------


     b)   Statement of Loss

                                                2005        2004         2003
------------------------------------------------------------------------------
Net loss - under Canadian GAAP             $(8,491)     $(1,474)      $(1,195)

  Exploration expenditures (i)              (53,689)     (16,144)       (7,580)
  Future income tax recovery (i)               9,800           -            -
  Increase in equity loss (iii)                (231)          (5)           -
  Renunciation of tax deductions
    on flow-through shares (iv)                    -          66          245
------------------------------------------------------------------------------
Net loss per share under U.S. GAAP         $(52,611)    $(17,557)    $ (8,530)
------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP         $(52,611)    $(17,557)    $ (8,530)
------------------------------------------------------------------------------
Loss per share under U.S. GAAP
    Basic and diluted                        $ 0.52      $ 0.32        $ 0.23
------------------------------------------------------------------------------

     i)   Mineral property exploration expenditures

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

                                                                Document No. 3

                                Shore Gold Inc.


                        Management Discussion & Analysis
                                December 31, 2005


                                    RESTATED

MANAGEMENT'S DISCUSSION & ANALYSIS - RESTATED

The following Management Discussion and Analysis should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2005. Shore Gold Inc. ("Shore" or "the Company") prepares its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless otherwise indicated. The financial statements have been reconciled to US GAAP and the reconciliation can be found in note 17 of the annual consolidated financial statements.

Restatement - Correction of fair value of merger with Kensington Resources Ltd.

During the preparation of the Company's interim financial statements for the third quarter of 2006, an error was identified in the original assessment regarding the accounting for the merger with Kensington Resources Ltd. ("Kensington") as originally reported in the Company's consolidated financial statements for the year ended December 31, 2005. The original accounting treatment afforded the merger with Kensington valued the transaction using the average share price of the Company's shares commencing two days prior to and ending two days subsequent to August 15, 2005, the date the merger was agreed to and announced between Shore and Kensington. This average price was used to value the common shares, options and warrants issued by Shore, to the shareholders of Kensington, on October 28, 2005, the closing date of the transaction. During the preparation of the 2006 third quarter interim financial statements, the accounting treatment of this transaction was reassessed and it was concluded that the original treatment of accounting for the transaction was incorrect and, based on the definitions of a business by the Canadian Institute of Chartered Accountants, it was determined that Kensington did not constitute a business as it was a development stage entity. As such, the merger between Shore and Kensington should have been treated as a purchase of an asset versus the purchase of a business. The result of this reinterpretation was that the transaction should have been valued using the price of the Company's shares on the closing date of $7.02 per share versus the $5.25 per share originally used. This change results in a larger value being assigned to the Company's mineral properties together with a larger future income tax liability and an increase in share capital to reflect the value of the shares, options and warrants issued as consideration for the merger with Kensington. This restatement does not impact either the consolidated statement of loss and deficit or the consolidated statement of cash flows for the year ended December 31, 2005. The details of these restatements are shown in note 2 of the restated audited consolidated financial statements for the year ended December 31, 2005.

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

Selected Annual Information

Selected financial information of the Company for each of the last 3 fiscal years is summarized as follows:

                                 2005               2004               2003
                                   $                  $                  $
                               Restated
                               --------             ----               ----
Revenues (000's)                 3,367               232               102
Net loss (000's)                 8,491             1,474             1,195
Net loss per share (1)            0.08              0.03              0.03
Total assets (000's)           946,886            63,467            20,479
Working capital(2)(000's)      252,648            27,649             3,629

(1) Basic and diluted.
(2) Before net change in non-cash working capital items.

Over the past year the Company has focused on growth and expansion. The completion of two public offerings for gross proceeds of $237 million as well as the merger with Kensington (that was measured at fair-value), has caused total assets to increase by more than 1,000%. The merger with Kensington, which was accounted for using the purchase method resulted in the mineral properties increasing by $589 million and added $31 million in other assets, which predominately related to cash that Kensington held after completing a financing in May 2005.

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

Investing

In addition to the business combination adding approximately $589 million to mineral properties, the Company also incurred another $42.3 in mineral property additions related to the Star property and accrued another $2.4 million for the Company's percentage share of costs related to the FALC Property post merger. The expenditures on the Star property related to the completion of the 25,000 tonne bulk sample during the first quarter and activity surrounding the $44.0 million pre-feasibility study. Out of the $42.3 million in additions to the Star property, approximately $3.5 million (2004 - $0.1 million) represents non-cash expenses related to the fair-value of stock-based compensation to consultants, contractors, and employees working directly on the property. In addition to the $44.7 million incurred on exploration activities for the consolidated Company, Shore entered into a voting agreement with Cameco and UEM for a cost of $10 million plus $0.3 million in professional and consulting fees to structure the deal. In 2004, the Company had mineral property additions totaling $18.7 million and the additions predominately related to the first 25,000 tonne bulk sample from the Star Kimberlite.

Financing

During 2005, the Company completed two public offerings, the first of which occurred in March whereby 21.2 million common shares were issued for gross proceeds of $116.6 million. The second offering occurred in November and saw the Company issue an additional 17.2 million shares for gross proceeds of $120.1 million.

To finance the business combination between Shore and Kensington, Shore issued an aggregate of 51,706,786 common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington to the former shareholders of Kensington as at October 28, 2005. An additional 6,879,962 common shares were reserved for issuance pursuant to options, warrants and broker warrants held by the former security holders of Kensington. The fair value of the common shares, options, and warrants issued on October 28, 2005 was approximately $392.7 million. Kensington's net identifiable assets at the time of the merger approximated $31 million and included $35 million in cash that will be used to fund exploration programs on the FALC Property.

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

Summary of Quarterly Results


                                                     2005                                       2004
                                   Qtr 4      Qtr 3      Qtr 2      Qtr 1      Qtr 4      Qtr 3      Qtr 2       Qtr 1
                                     $          $          $          $          $          $          $           $
                                   -----      -----      -----      -----      -----      -----      -----       -----
Revenues (1) (000's)               1,469        805        810        283        121         29         44         37
Net loss (2) (000's)               5,551      1,159        180      1,599        246        202        567        460
Net loss/share (3)                  0.05       0.01       0.00       0.02       0.01       0.00       0.01       0.01
Shares outstanding(4) (000's)    170,515    100,951     94,395     93,682     68,539     67,282     50,523     50,280

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

Liquidity

The Company does not currently operate any producing properties and, as such, is dependent upon the issuance of new equity to finance its ongoing obligations and advance its exploration properties. The Company's working capital at December 31, 2005 is $253 million and is sufficient to cover all currently contemplated exploration programs for the Star Property and FALC Property. Until the Company's surplus cash is required to fund exploration or development activities it is being invested in relatively risk-free, short-term instruments with maturities not exceeding 3 months. Based on budgeted expenditure levels, the Company will earn interest income during 2006 that should generate a positive cash flow from operating activities.

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

The Company's contractual obligations are as follows:

(Canadian dollars in thousands)

                                                          Payment due by period
                                     Total       Less than 1     1 to 3       3 to 5        Thereafter
                                                    year          years        years
                                   ------------  ------------  ------------  ------------  -------------
Lease of Premises                   $1,495           $172           $544           $307           $472
Operating Lease Obligations            348            341              7              -              -
Flow-Through Funding                 3,000          3,000              -              -              -
Total                               $4,843         $3,513           $551           $307           $472

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

Fourth Quarter Results

The fourth quarter saw significant activity with respect to the Company. The merger announced between Shore and Kensington was finalized and added over $401 million to the consolidated Company's net equity.

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

Critical Accounting Estimates

Shore's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). The accounting policies for the purposes of Canadian GAAP are described in note 3 to the restated consolidated financial statements.

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

Stock-based compensation plans

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

Without limiting the foregoing, this Annual Report on Form 40-F, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

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

As of December 31, 2005, an evaluation was carried out by the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures. That evaluation was updated in connection with the preparation of this Amendment. Notwithstanding the restatement of the Registrant's consolidated financial statements, the Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F/A and have determined that such disclosure controls and procedures are effective. No significant changes were made in the Registrant's disclosure controls and procedures subsequent to the date of their evaluation.

B.       Changes in Internal Control Over Financial Reporting

As described in Document No. 2 to this Annual Report, the Registrant restated its audited consolidated financial statements for the fiscal year ended December 31, 2005. The Registrant changed how it accounted for the merger between itself and Kensington Resources Ltd. ("Kensington"). The Registrant's external auditors, KPMG LLP, reviewed the initial implementation and concurred with the accounting treatment as reported. The restatement became necessary when, in fiscal 2006 it was concluded that the accounting treatment of the merger was inaccurate based on the circumstances. The original accounting treatment afforded the merger with Kensington valued the transaction using the average share price of the Registrant's shares commencing two days prior to and ending two days subsequent to August 15, 2005, the date the merger was agreed to and announced between the Registrant and Kensington. This average price was used to value the common shares, options and warrants issued by the Registrant, to the shareholders of Kensington, on October 28, 2005, the closing date of the transaction. After further review it was determined the transaction should have been valued using the price of the Registrant's shares on the closing date of $7.02 per share versus the $5.25 per share originally used. The Registrant's restated audited consolidated financial statements for the fiscal year ended December 31, 2005 reflect the change in the accounting treatment. The effect of these changes is a $170.1 million increase to mineral properties, a $69.2 million increase to future income tax liability and $100.9 million increase to shareholders equity for the year ended December 31, 2005. The restatement represents a change in accounting treatment and has no economic impact on the Registrant, the consolidated statement of loss and deficit or the consolidated statement of cash flows. The reconciliation of results reported in accordance with generally accepted accounting principles (GAAP) in Canada with United States GAAP has also been restated to reflect the items above.

The Registrant is committed to obtaining expert disclosure advice from another public accounting firm, separate from KPMG LLP, in conjunction with the interpretation of complex accounting issues encountered in the future. The Registrant considers this the most effective course of action to minimize the risk of any future similar occurrences.

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

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed or to be billed by KPMG LLP ("KPMG"), the Registrant's principal accountants (the "Outside Auditors"), for the fiscal years ended December 31, 2005 and 2004 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $128,953 and $23,300, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $42,164 and $975, respectively. Professional services provided in 2005 included review of interim financial statements and preparation of business acquisition reports.

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

I.       Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Restated Management's Discussion and Analysis for the year ended December 31, 2005 filed with the Commission as Document 3 herein.

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

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            SHORE GOLD INC.

                                             By: /s/ Kenneth E. MacNeill
                                                ------------------------------
                                             Name:    Kenneth E. MacNeill
                                             Title:   President and Chief
                                                      Executive Officer

Dated: December 19, 2006

                                  EXHIBIT INDEX



   Number            Document
   ------            --------

    1.               Consent of KPMG LLP.

   31.               Certification  of CEO  and  CFO  pursuant  to
                     Section  302 of the Sarbanes-Oxley Act of 2002.*

   32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

   33. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F.

   34. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F.

   * Previously Filed