Form 40-F/A
SHORE GOLD INC
filed 2007-01-03
CIK 1283176

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 40-F/A
                                (Amendment No. 2)

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                SECURITIES EXCHANGE ACT OF 1934

            [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005     Commission File Number 000-51592

                             ----------------------

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

                             ----------------------

 Securities registered or to be registered pursuant to Section 12(b)of the Act.

                                      None

 Securities registered or to be registered pursuant to Section 12(g)of the Act.

                           Common Shares, No Par Value

 Securities for which there is a reporting obligation pursuant to Section15(d)
                                  of the Act.

                                      None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form     [ ] Restated audited annual financial statements

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

                  Yes          82-                      No     X
                      -------      --------                 ----------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes    X                              No
                      -------                               --------

                                EXPLANATORY NOTE

The Registrant is filing this Amendment No. 2 (this "Amendment") to Form 40-F for the year ended December 31, 2005 to insert a signed management's report and auditors' report relating to the Registrant's restated audited financial statements for the financial year ended December 31, 2005, which were inadvertently omitted from the filing of the Amendment No. 1 to Form 40-F in the process of preparing the EDGAR version of such amendment. The auditor's consent was previously filed.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the original filing date of the Form 40-F. The Registrant filed a Form 15 on April 6, 2006 terminating its registration under the Securities Exchange Act of 1934.


                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:     Annual Information Form for the year ended December 31,
                    2005, dated March 27, 2006.*

Document No. 2:     Restated Audited Financial Statements for the financial year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.*+

Document No. 3:     Restated Management's Discussion and Analysis of Financial
                    Condition and Results of Operations for the year ended
                    December 31, 2005.*

*  Previously Filed
+ The restated audited financial statements for the financial year ended December 31, 2005 has been previously filed. However, this amendment is accompanied by the signed management's report and auditors' report thereon.

                                                                  Document No. 2

        MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

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

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its audit committee, consisting entirely of outside directors. The audit committee reviewed the Company's restated annual consolidated financial statements and recommended their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without management being present.

The shareholders' auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards, have examined these restated consolidated financial statements and their independent professional opinion on the fairness of the restated consolidated financial statements is attached.


/s/ Harvey J. Bay
------------------
Harvey J. Bay, CMA
Chief Financial Officer & Chief Operating Officer

Saskatoon, Saskatchewan
November 14, 2006

[KPMG GRAPHIC OMITTED]
                        KPMG LLP                        Telephone (306) 934-6200
                        Chartered Accountants           Fax       (306) 934-6233
                        600 - 128 Fourth Avenue South   Internet     www.kpmg.ca
                        Saskatoon SK   S7K 1M8


                                AUDITORS' REPORT
                                ----------------

To the Shareholders of Shore Gold Inc.:

We have audited the restated consolidated balance sheet of Shore Gold Inc. as at December 31, 2005 and the consolidated balance sheet of Shore Gold Inc. as at December 31, 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Our previous report, dated March 27, 2006, on the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005 was withdrawn on November 14, 2006. The restated consolidated balance sheet as at December 31, 2005 has been restated to reflect the changes described in Note 2 to these consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants


Saskatoon, Canada

March 27, 2006, except as to notes 2, 14 and 15 which are as of November 14,
2006

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.



                                            SHORE GOLD INC.



                                            By:    /s/ Kenneth E. MacNeill
                                                   -----------------------
                                            Name:  Kenneth E. MacNeill
                                            Title: President and Chief
                                                   Executive Officer

Dated:   January 3, 2006

                                  EXHIBIT INDEX


Number      Document
------      --------

1.          Consent of KPMG LLP.*

31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

33. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F.*

34. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F.*

* Previously Filed